中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)481(JY)

03032487

29th September, 2003

03 OCT -3 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents which we despatched to shareholders of the Company for your attention:

(a) 2003 Interim Report and Audited Accounts (English only);
(b) Second letter to shareholders in relation to 2003 Interim Report and Audited Accounts;
(c) Second letter to shareholders in relation to posting of 2003 Interim Report and Audited Accounts on the Company's website;
(d) Report of the Special Committee; and
(e) Statement by the Board on the Special Committee's Report.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

dlw 10/6

..../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

03 OCT -9 7:21

Interim Report and Audited Accounts

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

CONTENTS

CONTENTS

Financial Highlights

	Half-year ended 30 June 2003 HK$'m	Unaudited Half-year ended 30 June 2002 HK$'m	As restated Year ended 31 December 2002 HK$'m
Operating profit before provisions	**6,139**	6,002	12,089
Operating profit after provisions	**4,470**	4,236	9,234
Profit before taxation	**3,245**	4,211	8,068
Profit after taxation	**3,069**	3,478	6,914
Profit attributable to shareholders	**3,012**	3,415	6,787
	HK$	HK$	HK$
Earnings per share	**28.49 cents**	32.30 cents	64.19 cents
Dividend per share	**19.50 cents**	18.30 cents	39.80 cents

	At 30 June 2003 HK$'m	Unaudited At 30 June 2002 HK$'m	As restated At 31 December 2002 HK$'m
Shareholders' funds	**57,367**	53,247	56,671
Issued and fully paid share capital	**52,864**	52,864	52,864
Total assets	**735,494**	737,835	735,536

Financial Ratios	**At 30 June 2003 %**	Unaudited At 30 June 2002 %	As restated At 31 December 2002 %
Return on average total assets (annualised)[1]	**0.82**	0.94	0.94
Return on average shareholders' funds (annualised)[2]	**10.56**	13.01	12.52
Cost to income ratio	**30.52**	32.57	33.26
Non-performing loan ratio	**7.80**	8.97	7.99
Loans to deposits ratio[3]	**54.89**	51.95	53.42
Average liquidity ratio[4]	**37.93**	41.26	41.17
Capital adequacy ratio[5]	**14.66**	14.68	13.99

1. Return on average total assets is calculated by dividing the profit after taxation with the daily average balance of total assets for the half-years ended 30 June 2003 and 30 June 2002, and the full-year ended 31 Dec 2002.
2. Return on average shareholders' funds is calculated by dividing the profit attributable to shareholders with the average shareholders' funds. Average shareholders' funds are calculated as the average of the opening and closing balance of shareholders' funds for the half-years ended 30 June 2003, 30 June 2002 and the full-year ended 31 Dec 2002.
3. Loans to deposits ratio is calculated as at 30 June 2003, 30 June 2002 and 31 Dec 2002.
4. Average liquidity ratio for the half-years ended 30 June 2003 and 30 June 2002, and the full-year ended 31 Dec 2002 are calculated as the simple average of each calendar month's average liquidity ratio of BOCHK.
5. Capital adequacy ratio is computed on the consolidated basis, which comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance. Prior year comparatives have not been restated on adoption of SSAP 12 (revised) "Income taxes".

Chairman's Statement

The Group's results for the six months to 30 June 2003 were fully audited. Following concerns voiced by the investing community and the public regarding a certain loan granted by our principal subsidiary Bank of China (Hong Kong) Limited and the departure of our former Chief Executive, we promptly decided to commission the audit. Under the unusual circumstances, we considered this a vital and necessary step because as a publicly listed financial institution that aspires to be among top-tier banks in the world, our top priority is to ensure good corporate governance and be fully accountable and transparent to our shareholders. As a result of this full audit, our financial statements for the six months to 30 June 2003 have been validated, with a view to dispelling any possible doubt that could have arisen.

The first six months of 2003 continued to pose formidable challenges to the Hong Kong economy. Recovery still seemed far off as unemployment figures kept climbing to record highs, deflation persisted, consumer credit demand further weakened and property prices continued to decline. The onslaught of SARS towards the end of the first quarter added further uncertainties to the economy by dampening interest in investment and consumer spending. As a result, competition within the banking sector was intensifying and margins inevitably narrowed.

Notwithstanding all these challenges, business remained as usual for the Group during the interim period and our business performance on the whole remained quite stable. Two of our key growth areas, namely, treasury operations and wealth management performed exceptionally well. On the other hand, higher cost efficiency meant that we managed to achieve considerable savings in operating expenses and human resources spending while maintaining our productivity and quality of service. Before provisions, our operating profit in fact rose by 2.28%. However, the gains we achieved were offset chiefly by the negative result of property revaluation that revealed a further decline in the market value of property during the period under review. In addition, our net interest income also decreased whereas our net charge for bad and doubtful debts declined as well. As a result, the Group's profit before taxation decreased by 22.94% to HK$3,245 million and profit attributable to shareholders was HK$3,012 million, representing a decrease of 11.80%. Our earnings per share were HK$28.49 cents. The Board declared an interim dividend of HK$19.50 cents per share.

Notwithstanding this temporary drop in profit, the Group operates on a solid foundation. Our merger and restructuring exercise in October 2001 has greatly enhanced our competitive strengths and enabled us to position ourselves as a full-service financial institution that is integrated, efficient and forward-looking. We now operate under a sound corporate governance framework and management system. We firmly believe that good corporate governance is of paramount importance in ensuring that the interests of our shareholders, customers and employees are properly safeguarded.

The New Nongkai Loan incident, while having some short-term impact on us, has given rise to an excellent opportunity for us to conduct a review of our corporate governance, credit approval procedure, risk management and internal control mechanism. A Special Committee was established in early June for the purpose under the convenership of Senior Adviser Mr. Anthony Neoh, SC, and with Independent Non-executive Directors Dr. Victor Fung Kwok King and Mr. Shan Weijian as members. In accordance with its terms of reference, the Special Committee subsequently invited Mr. Richard Farrant, an internationally renowned banking expertise and currently Non-Executive Chairman of the UK Banking Standards Board, as Special Adviser. KPMG and Moores Rowland were also engaged to undertake different aspects of the review. The makeup and terms of reference of this Special Committee ensured that the review was comprehensive, objective and impartial.

The Special Committee duly completed its task and submitted its report to the HKMA and the Company's Board. More importantly, we are committed to embracing these findings and recommendations so that we can further improve our corporate governance, credit approval procedure, risk management and internal control. Furthermore, we will keep these functions under constant review, with a view to seeking improvement to our operational systems on a continuous basis. This is what we mean by reaching for higher standards.

On behalf of the Group, I wish to thank the Special Committee and everybody involved for their time, dedication and impeccable quality of work.

While the Hong Kong economy is gradually improving, we would expect the operating environment as a whole to remain difficult in the second half of the year as domestic demand continues to be weak and deflation and high unemployment persist. Under this economic climate, our strategy is to focus on the development of our wealth management business to meet customers' needs through product and service innovations, continue to reduce cost and improve overall operational efficiency in order to maximise shareholder value. The progress we have made in those areas so far speaks for the rightness of that strategy.

Chairman's Statement (continued)

I am fully confident that our business model, strategy and people will help us realise our long-term potential. In the longer term, we have reason to believe that the operating environment for Hong Kong's banking sector will progressively improve, particularly under CEPA. At the same time, the growth of economic activities resulting from the further integration of Hong Kong with the Pearl River Delta will provide a new impetus for corporate and retail banking. The Group is well positioned to capitalise on all these new opportunities. On the back of gradual economic recovery and barring unforeseen circumstances, we are confident that our business development will stay on track.

I would like to take this opportunity to welcome again the appointment of Mr. He Guangbei, Executive Vice President of BOC and Director of the Company, as Executive Director, Vice Chairman and Chief Executive of the Company on 28 May 2003. Mr. He's banking expertise and international experience will be invaluable to us as we reach for newer and higher standards and go on to the next level of growth and development.

I wish to thank the Board of Directors for their counsel and guidance during a challenging period. Mr. Chia Pei-Yuan retired from the Board in July 2003 for personal reasons. We thank him for his valuable contribution during his tenure and wish him all the best. I would also like to thank our shareholders and customers for their continued trust and support. Last but not least, a special vote of thanks must be extended to our staff for their hard work and devotion. I know I can continue to count on them for the Group's long-term success.

肖鋼

XIAO Gang
Chairman
Hong Kong, 5 September 2003

Chief Executive's Report

The first half of 2003 was highly demanding for Hong Kong's banking sector as a whole. The weak economic and market conditions were further exacerbated by the outbreak of SARS in March. The New Nongkai Loan episode, which occurred at the end of May, has aroused great concern about our Group's risk management system and corporate governance. The Board then proactively adopted a series of measures to address the issues and has gained full support from our management and staff during the course of their execution. Against this backdrop, we continued to develop our business in accordance with our strategy, streamline our operation in order to achieve higher cost-efficiency, and improve the diversity and quality of our service to meet customers' needs. We also continued to focus on delivering our promises to shareholders at the time of our IPO and creating long-term shareholder value.

Half-year Performance

For the six months to 30 June 2003, the Group's operating profit before provisions was HK$6,139 million, up 2.28%, whereas operating profit after provisions was HK$4,470 million, up 5.52%. Profit attributable to shareholders was HK$3,012 million, a decrease of 11.80%. Earnings per share stood at HK$28.49 cents.

Notwithstanding the adverse economic environment, our business operations remained stable and we were able to continue with product and service innovation and explore opportunities for business development. Higher operating profit in the first half of the year was mainly attributable to the growth in other operating income and cost containment.

As a result of the growth in wealth management income and profit from treasury operations, our other operating income increased by 12.04% to HK$2,252 million. Leveraging our distribution channels, which have been integrated and strengthened under the BOCHK brand name after our restructuring and merger, we were able to increase our wealth management income, including income from the distribution of insurance products and fees from the sales of investment funds and retail bonds. By optimising our investment portfolio and launching new treasury products and services, net gains from other investments in securities, foreign exchange and dealing activities increased by 36.76% in the highly volatile markets.

These were offset by the decrease in net interest income of 4.46% to HK$6,584 million. Net interest margin decreased by 10 basis points resulting from a reduction of 6 basis points in net interest spread and a decrease of 4 basis points in the contribution from net free funds in the low interest rate environment.

On the other hand, we continued to streamline operating expenses, thereby achieving better cost efficiency. During the interim period, operating expenses decreased by 6.97% as a result of a reduction in staff costs by 7.21%. The total number of employees, including all the subsidiary companies, was 13,020 at 30 June 2003, compared to 13,439 at 31 December 2002. Savings from the reduction in rental expenses and from consolidation of business operations also helped to improve efficiency across the board. The cost to income ratio decreased by 2.05 percentage points to 30.52% for the first half of 2003, one of the lowest in the industry.

While the credit environment in Hong Kong remained one of the greatest concerns for the banking industry, the credit quality of our loan portfolio continued to improve and contribute to our profit. Net charge for bad and doubtful debts decreased by 5.49% to HK$1,669 million. New specific provisions for the Group decreased, reflecting the improvement in the overall quality of the loan portfolio despite additional provisions made for collateral devaluation and the negative impact of SARS.

The NPL ratio improved from 7.99% at 31 December 2002 to 7.80% at 30 June 2003 — a result of credit controls, bad debt collection efforts and write-offs. We continued to maintain a high coverage for NPLs. The loan loss reserve ratio increased to 60.56%. *The specific provisions and collateral coverage ratio for classified loans also increased to 90.87% at 30 June 2003.*

After provisions, our operating result improved by 5.52%. However, the Group's overall results inevitably reflected the prevailing property market conditions, like other local banks.

During this period, we incurred a revaluation loss of HK$1,223 million on premises and investment properties. While the cost of our revaluation is not out of the norm, its impact on our profit attributable to shareholders is much more dramatic because little property revaluation reserves are available for offset against the fall in market value of the properties concerned as a result of the restructuring and merger on 1 October 2001. We will continue to review our portfolio of properties and make necessary adjustments in accordance with the Group's accounting policies.

Chief Executive's Report (continued)

Half-year Performance (continued)

For these main reasons, profit before taxation decreased by 22.94% to HK$3,245 million. After the write-back of a tax over-provision, the Group's profit attributable to shareholders during the first half of 2003 decreased by 11.80% to HK$3,012 million.

The Group's financial positions remained strong. Our capital and liquidity were maintained at high levels. Total capital ratio was 14.66% and tier-one capital ratio was 13.76%, compared to 13.99% and 13.12% respectively at the last year-end. The average liquidity ratio was 37.93% for the 2003 interim period, compared with 41.26% for the 2002 interim period.

Business Review

In the period under review, we continued to concentrate on business development and implement our strategic initiatives.

Our customer-focused banking services were enhanced through innovative and flexible product development as well as intensive staff training. Cross-selling efforts increased within our broad-based distribution network and across all business and customer segments. Cost efficiency was enhanced through business re-engineering, operations streamlining and the rationalisation of human resources. Our NPL ratio continued to decrease. The quality of residential mortgage loans and credit card advances improved. The risk profile of our asset mix was adjusted through increases in investments in securities and greater diversification in lending. We also continued to invest in technologies for sustainable business development and risk management improvement.

Retail banking

In the prevailing low interest rate environment, the demand for wealth management products remained strong. Capitalising on our extensive distribution capability and focusing our marketing efforts, we achieved an overall income growth of approximately 3.6 times in the distribution of life insurance products as new insurance plans were launched to meet the diverse needs of our customers. Besides, guaranteed funds continued to be well received by the market and we also registered satisfactory results in the sale of open-ended funds.

As a major mortgage service provider, we continued to provide innovative mortgage products catering to customers with unique financial needs. Several new products, such as One-Stop Mortgage Insurance Programme and Smart Mortgage Insurance Programme, were introduced during the period and more will follow in the near future as we extend our reach.

Owing to a more effective credit management process, the quality of our residential mortgage portfolio continued to improve with the delinquency ratio, including rescheduled loans, dropped from 1.75% to 1.51%. Our credit card charge-off ratio also fell to 10.25% in the first half of 2003 from 12.33% in 2002, lower than the industry average.

The number of new Great Wall International Card and Great Wall Renminbi Card issued during the period grew substantially. Great Wall International Card increased its number of new cards issued and cardholder spending by 60% and 61% respectively over the same period last year. This card is specifically designed for Mainland customers who frequently travel and transact outside the country. There has also been a strong demand for Great Wall Renminbi Card, targeted at Hong Kong people who frequently travel to the Mainland. The number of new Great Wall Renminbi Card issued grew approximately 10 times compared to the first half of 2002.

Corporate banking & financial institutions

We continued to consolidate our position as a leader in the local syndication market as we played an active role in arranging syndicated lending for blue-chip companies. In addition, we arranged syndicated loans for Hong Kong-listed companies and Mainland state-owned companies.

Asset quality improved as we increased lending to counter-cyclical sectors, such as utilities, and our exposure to the property investment sector reduced. Furthermore, we strove to increase the lending to local SMEs by actively broadening our SME loan product offering.

Chief Executive's Report (continued)

Business Review (continued)

Corporate banking & financial institutions (continued)

New treasury products were rolled out to facilitate asset and liability management of our corporate customers. We also strengthened our position with other financial institutions, as we became one of the first local banks to participate in the Transferable Loan Certificate Subprogram of the Debt Issuance Program of the Hong Kong Mortgage Corporation Limited. Furthermore, we were appointed as the clearing bank in Hong Kong for several Mainland financial institutions. During the period, we entered into a cooperation agreement with BOC that is expected to give further impetus to grow our business with Mainland financial institutions.

Treasury operations

Notwithstanding the impact of the war in Iraq, SARS and the uncertainties of the US economy on global financial markets, we continued to optimise our investment portfolio, launch successful new products and contribute to our interim results.

We continued to enhance our service quality and broaden our product range. We provided bond trading services, equity-linked deposits and structured deposits to fulfil various investment preferences of our customers. We also extended foreign exchange trading hours, thus growing the number of customers and trading volume in the first half of 2003.

Mainland branches and China-related business

Last year, we established the China Business Head Office to coordinate and manage our Mainland branches. As a result, overall operating efficiency and business development improved. The operating profit before provisions of our Mainland branches increased by about 37%.

During the first half of 2003, three more of our branches and sub-branches in Shenzhen were authorised to offer Renminbi services. We now operate Renminbi business in eight locations in four Mainland cities.

In January, BOCHK and BOC jointly launched BOC Prestige Banking, a premier one-stop banking service designed exclusively for customers who frequently travel between Hong Kong and the Mainland.

Channels, technologies and operations

We continued to consolidate branches in order to maximise the utilisation of resources and achieve cost efficiency. As at 30 June 2003, we had 305 branches in Hong Kong, compared to 319 at the end of 2002. We also opened new service centres in selected areas in order to optimise our distribution network and capitalise on new business opportunities. e-Banking is vital to our rationalisation and expansion efforts. Since the end of 2002, the number of iT's Online Banking customers has increased by about 30%. Our efforts to optimise our network through technology and process improvement are on track and will proceed further.

The implementation of key components of our Information Technology Development Blueprint marked a key step in delivering the promise of major technology infrastructure upgrades. With the introduction of a new Customer Relationship Management System, we will be able to enhance our capability to provide premier services and products to customers. Management Control System, a new platform for the provision of management information, will enable us to manage risk better, to evaluate performance and to formulate sound strategies.

Chief Executive's Report (continued)

The Future and the Strategies

Moving ahead, we believe that there are new opportunities for the banking sector as a whole in the foreseeable future. The implementation of CEPA means the economic relationship between Hong Kong and the Mainland of China will be further strengthened for mutual gains, which is conducive to long-term growth. Strong in financial and business services, logistics and tourism, Hong Kong is well positioned to benefit from this development.

For BOCHK, we anticipate a growth in demand for banking services from enterprises that are establishing a firmer foothold in the Mainland after CEPA. It is likely that there will be more opportunities in trade financing and wealth management after CEPA and as China fulfils her obligations as a member of the World Trade Organisation.

We also believe it will be a positive factor for Hong Kong's banking sector should the offering of Renminbi banking services be allowed here. In collaboration with BOC, we will further enhance cross-border and integrated financial services to our customers to further strengthen our operations in the Mainland.

In the immediate future, with the SARS outbreak behind us, there are signs that the local economy is stabilising gradually, led by retail spending and tourism. Externally, we believe strong economic growth in the Mainland, coupled with the stabilised economic prospects in the US, would also be conducive to the improvement of Hong Kong's business environment. However, the second half of 2003 is still expected to be under the impact of deflation, margin pressure, slow consumption and subdued loan demand as well as high unemployment rate.

Under the circumstances, wealth management will remain one of our key initiatives in view of its promising growth potential. We will continue to pursue the cross-selling potential of our customer base through our extensive distribution network. Effective performance incentive and intensive staff training will be implemented to drive our cross-selling efforts.

Besides, consumer lending will continue to be our key focus in the future for it can help balance our loan portfolio. We will enhance our card business through service development and technology improvements. As the market sentiment improves, we expect residential mortgage lending will continue to grow and our strategy is to provide value-added services and products to our customers.

Should the economies of the US and Hong Kong recover at a faster pace in the second half of 2003, we believe business activities would increase as well. Trade finance will be the focus of our corporate banking business in the near future. Our aim is to serve the needs of corporate customers in trade payment and trade services.

SMEs represent an increasingly important segment of our corporate customers. We believe the establishment of the commercial credit reference agency in Hong Kong in the near future will facilitate the development of SME lending business. Committed to our customer-focused strategy, we are positioning ourselves to be one of the best providers of SME financial services in terms of flexibility and product range.

We understand that technology differentiates premier banking services. We are therefore committed to building the best electronic distribution channels for our customers. By leveraging our current technology infrastructure and through system enhancement, we aim to increase the use of our electronic distribution channels by our customers.

At the same time, we will continue to better manage cost through process re-engineering, branch network rationalisation and continuous implementation of our Information Technology Development Blueprint.

To the list of challenges we encountered in the last few months was added the New Nongkai Loan episode. The management and staff have been cooperating fully with the Special Committee and professional advisers in their investigations, and ensuring that business remained as usual during the process. As a forward-looking corporation, we are wholly committed to implementing the recommendations of the Special Committee in order to further improve our credit approval process, risk management and internal control procedure. We are also determined to further enhance our corporate governance framework and transparency. We firmly believe that having gone through this enlightening process, the experience gained will make us even more mature and prudent as we move ahead in a more proactive and aggressive manner.

Chief Executive's Report (continued)

The Future and the Strategies (continued)

As the new Chief Executive, I am working very closely and wholeheartedly with my colleagues towards the Group's vision to be one of the premier banks in the region. After our restructuring and listing, with the Board's guidance and the support of various professional consultants, we have introduced a new operating system and control mechanism in line with the best international banking practices. As we move forward, we will continue to fine-tune and adjust our system and mechanism to ensure the highest standards of quality are maintained. Of equal importance is the need to advance our corporate culture and clearly define our Group's vision, mission and values. Meanwhile, we are working hand in hand with all our staff to implement all these important changes and to ensure that the interests of individuals will be aligned with those of the Company and shareholders. I am confident that the infrastructure and the people that we have will enable us to overcome the challenges we face, create better opportunities for the Group and deliver superior value to our shareholders in the long term.

HE Guangbei
Chief Executive
Hong Kong, 5 September 2003

Financial Review

Financial Performance

Summary of Operating Results

	Half-year ended 30 June 2003 HK$'m	(Unaudited) As restated Half-year ended 30 June 2002* HK$'m
Operating profit before provisions	**6,139**	6,002
Operating profit after provisions	**4,470**	4,236
Profit before taxation	**3,245**	4,211
Profit attributable to shareholders	**3,012**	3,415
Earnings per share (HK$ cents)	**28.49**	32.30
Return on average total assets (annualised)**	**0.82%**	0.94%
Return on average shareholders' funds (annualised)	**10.56%**	13.01%

* Certain figures for 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".
** The calculation of average balance of total assets is refined by using daily exchange rates.

The Group's profit attributable to shareholders amounted to HK$3,012 million, a decrease of HK$403 million, or 11.80%, from the first half of 2002, which was mainly due to the loss from revaluation of premises and investment properties partly offset by the write-back of a tax over-provision. Operating profit before provisions increased by HK$137 million, or 2.28%, to HK$6,139 million. Earnings per share were HK$28.49 cents, down HK$3.81 cents from the first half of 2002. Return on average total assets fell by 0.12 percentage point to 0.82% and return on average shareholders' funds was 10.56%, a decline of 2.45 percentage points against 13.01% for the first half of 2002.

Net Interest Income

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Interest income	**9,358**	10,958
Interest expense	**(2,774)**	(4,067)
Net interest income	**6,584**	6,891
Average interest-earning assets#	**701,544**	698,313
Net interest spread (annualised) #	**1.79%**	1.85%
Net interest margin (annualised) #	**1.89%**	1.99%

The calculations of average balance of interest-earning assets and interest-bearing liabilities are refined by using daily exchange rates.

Net interest income fell by HK$307 million, or 4.46%, to HK$6,584 million, mainly attributable to the narrowing of spreads on lending and the fall in contribution from net free funds as a result of lower market interest rates. Average interest-earning assets increased by HK$3,231 million, or 0.46%, to HK$701,544 million. Net interest margin fell by 10 basis points, which was the combined effect of a reduction of 6 basis points in net interest spread and a reduction of 4 basis points in the contribution from net free funds.

Financial Review (continued)

Financial Performance (continued)

Net Interest Income (continued)

Contribution from debt securities increased due to the redeployment of funds to debt securities from lower yielding short-term funds and interbank placements. Growth in low-cost savings deposits contributed to the lower funding cost. These positive effects, however, were offset by a decline in the average loan yield, mainly caused by a reduction in the best lending rate and the narrowing of spreads from intense market competition.

Other Operating Income

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Fees and commission income	**1,690**	1,705
Fees and commission expenses	**(313)**	(357)
Net fees and commission income	**1,377**	1,348
Dividend income from investments in securities	**31**	11
Net gain from other investments in securities	**156**	70
Net gain from foreign exchange activities	**478**	402
Net gain from other dealing activities	**17**	4
Net rental income from investment properties	**88**	93
Others	**105**	82
Other operating income	**2,252**	2,010

Other operating income increased by HK$242 million, or 12.04%, to HK$2,252 million, accounting for 25.49% of total operating income compared to 22.58% for the first half of 2002.

Net fees and commission income amounted to HK$1,377 million, an increase of HK$29 million, or 2.15%. This mainly reflected lower cash rebates for residential mortgage loans, a result of a fall in new mortgage loans made during the period.

Income from wealth management includes income from the distribution of insurance products, commissions on sales of investment funds, retail bonds and securities transactions executed for customers. There was a strong growth in wealth management income from the distribution of life insurance products. Other key positive factors for fees and commission income included increases in income from levy on low-balance Hong Kong dollar savings accounts and from continuous growth in payment services. However, these were offset by a reduction in loans related fee income.

Net gain from other investments in securities increased by HK$86 million, or 122.86%, to HK$156 million, mainly due to marked-to-market gains on debt securities. Owing to the increases in transaction volume and premium income from foreign exchange activities, net gain from foreign exchange activities rose to HK$478 million, an increase of HK$76 million, or 18.91%.

Financial Review (continued)

Financial Performance (continued)

Operating Expenses

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Staff costs	**1,634**	1,761
Premises and equipment expenses (excluding depreciation)	**309**	360
Depreciation on owned fixed assets	**322**	359
Other operating expenses	**432**	419
Operating expenses	**2,697**	2,899

Operating expenses decreased by HK$202 million, or 6.97%, to HK$2,697 million, mainly due to a decrease in average headcount as well as continued emphasis on cost reduction throughout the Group. The cost to income ratio lowered by 2.05 percentage points to 30.52% for the first half of 2003, benefiting from productivity and operating efficiency improvements.

Staff costs fell by HK$127 million, or 7.21%, to HK$1,634 million. As a result of the decrease in rental expenses and the benefits from the rationalisation of business operations, premises and equipment expenses declined by HK$51 million, or 14.17%, to HK$309 million. These positive factors, however, were partly offset by increase in information technology expenses.

Charge for Bad and Doubtful Debts

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Specific provisions		
— new provisions	**2,537**	3,289
— releases	**(482)**	(1,173)
— recoveries	**(220)**	(350)
	1,835	1,766
General provisions	**(166)**	—
Net charge to profit and loss account	**1,669**	1,766

The net charge for bad and doubtful debts decreased by HK$97 million, or 5.49%, to HK$1,669 million, while the ratio to average gross advances to customers declined by 0.08 percentage point to 1.04% for the first half of 2003. New specific provisions decreased by HK$752 million, or 22.86%, to HK$2,537 million, which was a result of an overall improvement in loan quality after the Group's June 2002 loan sale, partly offset by increase in provisions for collateral devaluation and the impact of SARS. Specific provision releases reduced by HK$691 million, or 58.91%, to HK$482 million. Recoveries also fell by HK$130 million, or 37.14%, to HK$220 million, reflecting the difficulties in recovering and collecting bad debts amid the lacklustre economic environment.

Financial Review (continued)

Financial Performance (continued)

Net Loss from Revaluation of Fixed Assets

To reflect the decline in property value in Hong Kong in the first half of 2003, a revaluation of the Group's premises and investment properties was performed at 30 June 2003. All investment properties were revalued on the basis of their open market values by Chesterton Petty Limited, an independent professional valuer, resulting in a charge to the profit and loss account of HK$494 million in the first half of 2003. The Group had regard to the independent professional valuations carried out on a majority of the premises by the valuer. The revaluation of the Group's premises resulted in a charge to the profit and loss account of HK$729 million in the first half of 2003 and a decrease in the premises revaluation reserve of HK$49 million.

Financial Position

Balance Sheet Summary

	At 30 June 2003 HK$'m	As restated At 31 December 2002* HK$'m
Total assets	**735,494**	735,536
Cash and short-term funds	**94,830**	115,075
Placements with banks and other financial institutions maturing between one and twelve months	**91,688**	80,159
Certificates of deposit held	**18,795**	17,528
Investments in securities	**167,636**	158,633
Advances and other accounts	**308,847**	308,332
Fixed assets	**17,921**	20,212
Total liabilities	**677,010**	677,751
Deposits from customers	**585,135**	600,977
Total capital resources	**58,484**	57,785
Shareholders' funds	**57,367**	56,671

* Certain figures for 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".

Total assets amounted to HK$735,494 million at 30 June 2003, a decrease of HK$42 million, or 0.01%, from HK$735,536 million at 31 December 2002.

Short-term funds were reduced and redeployed into higher yielding debt securities. Investments in securities rose by HK$9,003 million, or 5.68%, to HK$167,636 million at 30 June 2003 from HK$158,633 million at 31 December 2002. Approximately 95% of securities holdings will mature within five years and approximately 71% of them were issued by banks and other financial institutions.

Advances to customers increased slightly by HK$147 million, or 0.05%, from HK$321,034 million at 31 December 2002 to HK$321,181 million at 30 June 2003. Excluding the write-offs of HK$1,732 million, the advances to customers would have grown by 0.59%. Corporate loans used in Hong Kong (including trade finance) increased by 1.80%, mainly in the transport, utilities and property development sectors. These growths were partly offset by decline in lending to the property investment sector and for the purchase of residential properties. Residential mortgage loans, including those under the Home Ownership Scheme and other government sponsored home purchasing schemes, decreased by HK$2,024 million, or 1.91%, to HK$103,785 million at 30 June 2003 from HK$105,809 million at 31 December 2002.

Financial Review (continued)

Financial Position (continued)

Balance Sheet Summary (continued)

Fixed assets amounted to HK$17,921 million at 30 June 2003, a decrease of HK$2,291 million, or 11.33%, from HK$20,212 million at 31 December 2002. The decline was primarily due to the disposal of premises and investment properties of HK$730 million, deficits on revaluation of premises and investment properties of HK$1,272 million and depreciation charges. Major disposal during the period included Kincheng Bank Building and Sin Hua Bank Centre.

Total liabilities decreased by HK$741 million, or 0.11%, to HK$677,010 million at 30 June 2003 from HK$677,751 million at 31 December 2002.

Deposits from customers decreased from HK$600,977 million at 31 December 2002 to HK$585,135 million at 30 June 2003, a fall of HK$15,842 million, or 2.64%, reflecting our effective liability management. Customers continued to shift funds to savings deposits from time deposits under the low interest rate environment. Savings deposits rose by 10.63% and time, call and notice deposits declined by 9.81%.

The loans to deposits ratio rose by 1.47 percentage points to 54.89% at 30 June 2003, the effect of a marginal growth in customer advances against a decline in customer deposits.

Asset Quality

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Advances to customers	**321,181**	321,034
General provisions	**(6,197)**	(6,363)
Specific provisions	**(8,973)**	(8,650)
Non-performing loans	**25,049**	25,659
Specific provisions made in respect of non-performing loans	**(8,452)**	(8,637)
Non-performing loans as a percentage of advances to customers	**7.80%**	7.99%
Specific provisions as a percentage of non-performing loans	**33.74%**	33.66%
Loan loss reserve ratio	**60.56%**	58.51%
Residential mortgage loans*		
Delinquency** and rescheduled loan ratio	**1.51%**	1.75%
Card advances		
Delinquency ratio**	**1.28%**	1.34%
Charge-off ratio (annualised)	**10.25%**	12.33%

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

Financial Review (continued)

Financial Position (continued)

Asset Quality (continued)

During the first half of 2003, Hong Kong's credit environment remained one of the greatest concerns for the banking industry. However, our non-performing loan ratio continued to improve, reducing from 7.99% at 31 December 2002 to 7.80% at 30 June 2003, attributable to our stringent credit controls, collection of bad debts and write-offs. The classified loan ratio also lowered from 7.98% at 31 December 2002 to 7.80% at 30 June 2003. During the period, low NPL formation, recoveries, and write-offs made up an improvement in asset quality. During the first half of 2003, approximately HK$2,924 million of classified loans were recovered through cash collections and collateral disposal, and HK$1,732 million of bad debts were written off.

Specific provisions as a percentage of non-performing loans increased from 33.66% at 31 December 2002 to 33.74% at 30 June 2003. The loan loss reserve ratio also rose from 58.51% at 31 December 2002 to 60.56% at 30 June 2003. The specific provisions and collateral coverage ratio for classified loans was 90.87%, compared with 90.08% at 31 December 2002.

The quality of the Group's residential mortgage portfolio improved. The combined delinquency and rescheduled loan ratio decreased from 1.75% at 31 December 2002 to 1.51% at 30 June 2003, which was better than the market average of 1.65%.

The quality of credit card advances also improved. The delinquency ratio fell from 1.34% at 31 December 2002 to 1.28% at 30 June 2003. The charge-off ratio decreased from 12.33% for the year 2002 to 10.25% for the first half of 2003, mainly due to the Group's effective credit controls.

Financial Review (continued)

Financial Position (continued)

Capital Management and Liquidity

	At 30 June 2003 HK$'m	At 31 December 2002* HK$'m
Tier 1 capital	**55,689**	54,357
Tier 2 capital	**5,077**	5,200
Unconsolidated investments and other deductions	**(1,408)**	(1,572)
Total capital base after deductions	**59,358**	57,985
Risk-weighted assets		
On-balance sheet	**366,439**	369,345
Off-balance sheet	**39,699**	46,624
Deductions	**(1,362)**	(1,572)
Total risk-weighted assets	**404,776**	414,397
Total risk-weighted assets adjusted for market risk	**399,268**	402,997
Capital adequacy ratios		
Before adjusting for market risk		
Tier 1	**13.76%**	13.12%
Total	**14.66%**	13.99%
After adjusting for market risk		
Tier 1**	**13.95%**	13.49%
Total**	**14.87%**	14.39%

	Half-year ended 30 June 2003	Half-year ended 30 June 2002
Average liquidity ratio	**37.93%**	41.26%

* Prior year comparatives have not been restated on adoption of SSAP 12 (revised) "Income taxes".
** The capital ratios taking into account market risks are calculated in accordance with the relevant HKMA guideline.

The Group's capital strength remained robust. The consolidated capital adequacy ratio increased from 13.99% at 31 December 2002 to 14.66% at 30 June 2003. Capital base grew by 2.37% while unadjusted risk-weighted assets fell by 2.32%. The increase in capital base was due to an increase in retained profits. The decrease in risk-weighted assets was mainly attributable to a decrease in contingent liabilities and commitments.

The Group maintained a strong liquidity position with the average liquidity ratio of 37.93%, 3.33 percentage points lower than 41.26% for the first half of 2002.

Corporate Information

Board of Directors

Chairman	XIAO Gang
Vice Chairmen	SUN Changji HE Guangbei
Directors	PING Yue HUA Qingshan LI Zaohang ZHOU Zaiqun ZHANG Yanling FUNG Victor Kwok King* SHAN Weijian* TUNG Chee Chen*

* *Independent Non-executive Directors*

Senior Adviser	NEOH Anthony Francis

Senior Management

Chief Executive	HE Guangbei
Deputy Chief Executives	ZHU Chi DING Yansheng OR Man Ah LAM Yim Nam
Chief Financial Officer	LAW Man Wah
Chief Risk Officer	MAO Xiaowei
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1901-5
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADSs Depositary Bank

Citibank, N.A.
111 Wall Street
New York, NY 10005
United States of America

Website

www.bochkholdings.com

Board of Directors and Senior Management

Directors

Mr. XIAO Gang, Chairman

Aged 45, is the Chairman of the Board of Directors of both the Company and BOCHK. Mr. Xiao has been the Chairman and President of BOC since March 2003. He is also a director of BOC (BVI) and BOCHKG. Mr. Xiao has been elected as the Chairman of China Association of Banks since June 2003. Prior to joining BOC, Mr. Xiao served as Deputy Governor of the People's Bank of China ("PBOC") from October 1998 to March 2003. He joined the PBOC in 1981 and had served various positions in PBOC, including Director of the Research Bureau, Head of the China Foreign Exchange Trading Center, Assistant Governor, Director of the Planning and Treasury Department and Director of the Monetary Policy Department. He had also been appointed as President of Guangdong Branch of PBOC and Director of the Guangdong Branch of the State Administration of Foreign Exchange. Mr. Xiao graduated from Renmin University of China with a Master's Degree in Law.

Mr. SUN Changji, Vice Chairman

Aged 61, is a Vice Chairman of the Board of Directors of both the Company and BOCHK. Mr. Sun has been a Vice Chairman of the Board of Directors of BOC since November 2000 and an Executive Vice President of BOC since January 1999. Mr. Sun is also a Director of BOC (BVI) and BOCHKG. Mr. Sun is the Chairman of the Remuneration Committee of the Board of Directors of both the Company and BOCHK. Mr. Sun is a senior engineer. Mr. Sun was concurrently the President of the Orient Asset Management Corporation from September 1999 to August 2001. Mr. Sun was the First Deputy Director-General of the State Administration of Machinery Industry of the PRC from April 1998 to January 1999 and a Vice Minister of the Ministry of Machinery Industry of the PRC from April 1993 to April 1998. Mr. Sun was a Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.

Mr. HE Guangbei, Vice Chairman and Chief Executive

Aged 49, is a Vice Chairman and the Chief Executive of both the Company and BOCHK with overall responsibility for the business and operations of BOCHK. He joined BOC in 1980. During the period from 1980 to 1993, he had assumed various positions at BOC and been posted to its New York Branch and Paris Branch. Since 1999, he has been Managing Director of BOC and since 2000, Executive Vice President of BOC. He is also Chairman of Chiyu and Nanyang, Director of Hong Kong Interbank Clearing Limited and Hong Kong Note Printing Limited, designated representative of BOCHK to the Hong Kong Association of Banks, member of the Hong Kong Monetary Authority Exchange Fund Advisory Committee and Banking Advisory Committee, member of the Board of Hong Kong Airport Authority, Chairman of Hong Kong Chinese Enterprises Association and general committee member of the Hong Kong General Chamber of Commerce. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas at Dallas in 1985.

Mr. PING Yue, Non-executive Director

Aged 60, is a Non-executive Director of both the Company and BOCHK. Mr. Ping is also a Managing Director of BOC, a position he has held since 1995. Mr. Ping is a member of the Audit Committee of the Board of Directors of both the Company and BOCHK. Mr. Ping is a senior economist and has over 18 years' experience in the banking industry. Mr. Ping graduated from Lanzhou University in 1966 with a bachelor's degree.

Mr. HUA Qingshan, Non-executive Director

Aged 50, is a Non-executive Director of both the Company and BOCHK. Mr. Hua is also an Executive Vice President of BOC. Mr. Hua is a member of the Risk Management Committee of the Board of Directors of both the Company and BOCHK. Mr. Hua is also the Chairman of the Board of Directors of BOC-CC. Mr. Hua was an Executive Assistant President of BOC from June 1994 to December 1998. Mr. Hua graduated from Peking University in 1984 with a bachelor's degree and obtained a master's degree from Hunan University in 1996.

Board of Directors and Senior Management (continued)

Directors (continued)

Mr. LI Zaohang, Non-executive Director

Aged 48, is a Non-executive Director of both the Company and BOCHK. Mr. Li is also an Executive Vice President of BOC. Mr. Li is a member of the Remuneration Committee of the Board of Directors of both the Company and BOCHK. Mr. Li is also the Chairman of the Board of Directors of BOC Investment. Mr. Li has over 20 years' experience in the banking industry. Mr. Li was the General Manager and an Executive Vice President of the China Construction Bank from August 1990 to November 2000. Mr. Li graduated from the Nanjing Institute of Meteorology in 1978 with a bachelor's degree.

Mr. ZHOU Zaiqun, Non-executive Director

Aged 50, is a Non-executive Director of both the Company and BOCHK. Mr. Zhou is also an Executive Vice President of BOC. Mr. Zhou is a member of the Audit Committee of the Board of Directors of both the Company and BOCHK. Mr. Zhou has over 20 years' experience in the banking industry. Mr. Zhou was the General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from December 1999 to November 2000. Mr. Zhou was the General Manager of the Planning and Financial Department of ICBC from January 1997 to December 1999. Mr. Zhou obtained a master's degree from Northeast Institute of Finance and Economics in 1996.

Ms. ZHANG Yanling, Non-executive Director

Aged 52, is a Non-executive Director of both the Company and BOCHK. Ms. Zhang is also an Executive Vice President of BOC. Ms. Zhang is a member of the Risk Management Committee of the Board of Directors of both the Company and BOCHK. Ms. Zhang has joined BOC for 26 years. Since October 2000, Ms. Zhang had been Executive Assistant President of BOC and since November 2000, has been Managing Director of BOC. Ms. Zhang was the General Manager of BOC, Milan Branch from April 2000 to October 2001 and the General Manager of the Banking Department of BOC from April 1997 to April 2000. Ms. Zhang graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.

Dr. FUNG Victor Kwok King, Independent Non-executive Director

Aged 57, is an Independent Non-executive Director of both the Company and BOCHK. Dr. Fung is a member of the Audit Committee and Remuneration Committee of the Board of Directors of both the Company and BOCHK. Dr. Fung is Chairman of the Li & Fung Group of Companies, the Hong Kong Airport Authority and the Hong Kong University Council. He is an Independent Non-executive Director of PCCW Ltd., Orient Overseas (International) Limited and Sun Hung Kai Properties Limited. Dr. Fung obtained a bachelor's degree and a master's degree in electrical engineering from the Massachusetts Institute of Technology and a doctorate degree in business economics from Harvard University.

Mr. SHAN Weijian, Independent Non-executive Director

Aged 49, is an Independent Non-executive Director of both the Company and BOCHK. Mr. Shan is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Board of Directors of both the Company and BOCHK. Mr. Shan is a Managing Partner of Newbridge Capital Ltd. Mr. Shan is a Director of a number of companies, including Korea First Bank, Baoshan Iron & Steel Co. Ltd., TCC International Holdings Ltd. and China Unicom Ltd. Mr. Shan was a Managing Director of J.P. Morgan, an assistant professor at the Wharton School of the University of Pennsylvania and an Investment Officer at the World Bank in Washington DC. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a major in English in 1979. Mr. Shan obtained a master's degree in business administration from the University of San Francisco in 1981, and received a Master of Arts degree in economics and a PhD degree in business administration from the University of California at Berkeley in 1984 and 1987, respectively.

Board of Directors and Senior Management (continued)

Directors (continued)

Mr. TUNG Chee Chen, Independent Non-executive Director

Aged 60, is an Independent Non-executive Director of both the Company and BOCHK. Mr. Tung is a member of the Audit Committee and Remuneration Committee of the Board of Directors of both the Company and BOCHK. Mr. Tung is the Chairman and the Chief Executive Officer of Orient Overseas (International) Ltd. He was the Chairman of the Hong Kong Shipowners' Association from 1993 to 1995 and the Chairman of the Hong Kong General Chamber of Commerce from 1999 to 2001. Mr. Tung is an Independent Non-executive Director of a number of companies, including Zhejiang Expressway Company Ltd., PetroChina Co. Ltd., Chekiang First Bank Ltd., Global China Group and Cathay Pacific Airways Ltd. He is a member of the Hong Kong Port Development Council. Mr. Tung is also Chairman of the Hong Kong-America Centre, the Institute for Shipboard Education Foundation, the Chairman of the Court and a member of the Council of The Hong Kong Polytechnic University, a member of the Board of Trustees of the University of Pittsburgh and the Board of Visitors of the School of Foreign Service, Georgetown University. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.

Senior Adviser to the Board of Directors

Mr. NEOH Anthony Francis, Senior Adviser

Aged 56, is the Senior Adviser to the Board of Directors of both the Company and BOCHK which is a non-executive position. Mr. Neoh has been the Chief Adviser to the China Securities Regulatory Commission since September 1998. Mr. Neoh was the Chairman of the Hong Kong Securities and Futures Commission from 1995 to 1998 and of the Technical Committee of the International Organisation of Securities Commissions from 1996 to 1998. From 1991 to 1994, Mr. Neoh was a member of the Hong Kong Stock Exchange Council and its Listing Committee. Mr. Neoh was appointed Queen's Counsel (now retitled Senior Counsel) in April 1990. Mr. Neoh was a Visiting Scholar at the Harvard Law School from 1990 to 1991 and for the Spring semester of the academic year 2001/2002, he was the Visiting Professor from Practice at the Harvard Law School.

Other Senior Management Personnel

Mr. ZHU Chi, Deputy Chief Executive

Aged 49, is the Deputy Chief Executive responsible for the business planning and finance strategic business unit of the Group. Mr. Zhu has more than 20 years' experience in the banking industry, and was the General Manager of BOC, Macau Branch from June 1998 to April 2001 and the Deputy Chief Executive of BOC Hong Kong-Macau Regional Office from June 1998 to September 2001. Mr. Zhu was a Director of BOC from March 1996 for six consecutive years. Mr. Zhu held various positions with BOC between 1982 and 1998. In October 1992, Mr. Zhu became a Deputy General Manager of the Comprehensive Planning Department of BOC and was subsequently promoted to the General Manager of the Executive Office of BOC in March 1995. Mr. Zhu was appointed as a Director of The Community Chest of Hong Kong in August 2001. Mr. Zhu graduated from the Renmin University of China with a bachelor's degree in economics.

Mr. DING Yansheng, Deputy Chief Executive

Aged 49, is the Deputy Chief Executive responsible for the business support services strategic business unit of the Group and the General Manager of the Human Resources Department of BOCHK. Mr. Ding has eight years' experience in the banking industry. Mr. Ding was the General Manager of the Personnel Division of BOC Hong Kong-Macau Regional Office between April 2001 and September 2001. From March 1996 to April 2001, Mr. Ding acted as the Deputy General Manager and the General Manager of the Human Resources Department of BOC. Mr. Ding was a Director of BOCI from August 2000 to August 2001. Mr. Ding graduated from the Central University of Finance and Economics in Beijing with a bachelor's degree and later obtained a master's degree in business administration from the China Europe International Business School.

Board of Directors and Senior Management (continued)

Other Senior Management Personnel (continued)

Mr. OR Man Ah, Deputy Chief Executive

Aged 53, is the Deputy Chief Executive responsible for the corporate banking and treasury strategic business unit of the Group and the General Manager of the Corporate Banking and Financial Institutions Department of BOCHK. Mr. Or has over 30 years' experience in the banking industry. Since February 2001, Mr. Or has been the First Deputy General Manager of BOC, Hong Kong Branch. From February 1988 to January 2001, Mr. Or was the Deputy General Manager of BOC, Hong Kong Branch. Mr. Or is an associate of The Hong Kong Institute of Bankers and The Institute of Financial Services in the United Kingdom. Mr. Or completed a higher certificate course in business studies at Hong Kong Polytechnic and obtained a master's degree in business administration from the University of Warwick, United Kingdom.

Mr. LAM Yim Nam, Deputy Chief Executive

Aged 51, is the Deputy Chief Executive responsible for the retail banking strategic business unit of the Group and the General Manager of the Retail Banking Department of BOCHK. Mr. Lam has been appointed as a Non-executive Director of BOCI since January 2003. Mr. Lam has over 20 years' experience in the banking industry. From August 1989 to August 1998, Mr. Lam was the Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch. Mr. Lam was the Deputy General Manager of BOC, Hong Kong Branch from November 1998 to December 1999, and the Acting General Manager of the National Commercial Bank, Hong Kong Branch from January 2000 to September 2001. Mr. Lam graduated from the Chinese University of Hong Kong with a bachelor's degree and a master's degree in business administration.

Mr. LAW Man Wah, Chief Financial Officer

Aged 51, is the Chief Financial Officer of the Group and the General Manager of the Finance Department of BOCHK. Mr. Law has over 20 years' experience in the banking industry. Mr. Law is also a Director of Nanyang. From March 1992 to September 2001, he was the Deputy General Manager of Nanyang responsible for financial management, balance sheet management, information technology, organisation and method, trade settlement and investment management. Mr. Law graduated from the Chinese University of Hong Kong with a bachelor's degree in business administration and obtained a master's degree in business administration from Brunel University, United Kingdom, a postgraduate diploma in banking and finance from the City Polytechnic of Hong Kong, a master of science degree in finance from the City University of Hong Kong, and a master of business (accounting) from Monash University, Australia. He is a member of the Institute of Certified Management Accountants, Australia, and the Hong Kong Computer Society.

Mr. MAO Xiaowei, Chief Risk Officer

Aged 50, is the Chief Risk Officer of the Group and the General Manager of the Risk Management Department of BOCHK. Mr. Mao is a member of the Risk Management Committee of the Board of Directors of both the Company and BOCHK. Mr. Mao has over 18 years' experience in the banking industry. Mr. Mao is a Director of both Nanyang and Chiyu. Mr. Mao was the General Manager of the Business Department of BOC Hong Kong-Macau Regional Office from March 1999 to September 2001. Mr. Mao was the Chairman of the restructuring office of the Bank of China Group in Hong Kong from January 2000 to September 2001. Mr. Mao has held a number of senior managerial positions within BOC since 1996. Mr. Mao was the General Manager of the Asset and Liability Management Department of BOC from June 1998 to March 1999 and was the General Manager of the Development and Planning Department of BOC from January 1996 to June 1998. Mr. Mao graduated from Beijing College of Economics where he majored in economics. After that, Mr. Mao obtained a master's degree in economics from the Graduate School of the China Academy of Social Sciences.

Mr. YEUNG Jason Chi Wai, Company Secretary

Aged 48, is the Company Secretary of the Company and BOCHK and Head of Investor Relations of the Group. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Prior to joining the Company and BOCHK on 1 October 2001, Mr. Yeung was the General Counsel and a Director of China Everbright Ltd. and a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong. Mr. Yeung is a member of the Legal Committee of the Hong Kong General Chamber of Commerce. Mr. Yeung was educated at the University of Hong Kong where he obtained a bachelor's degree in social sciences. Mr. Yeung later graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.

Report of the Directors

The directors are pleased to present their report together with the audited consolidated accounts of the Company and its subsidiaries for the first half of 2003.

Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance in the first half of 2003 by business segments is set out in Note 39 to the accounts.

Results and Appropriations

The results of the Group for the first half of 2003 are set out in the consolidated profit and loss account on page 29.

The Board declared an interim dividend of HK$0.195 per ordinary share for the first half of 2003 on 5 September 2003 amounting to approximately HK$2,062 million.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Wednesday, 24 September 2003 to Tuesday, 30 September 2003 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 23 September 2003.

Reserves

Details of the reserves of the Group are set out in Note 33 to the accounts.

Donations

Charitable and other donations made by the Group amounted to HK$4,678,000 in the first half of 2003.

Fixed Assets

Details of the movements in fixed assets of the Group are set out in Note 26 to the accounts.

Distributable Reserve

Distributable reserve of the Company at 30 June 2003, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$2,248 million.

Purchase, Sale or Redemption of the Company's Shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Report of the Directors (continued)

Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the 2002 Share Option Scheme and the 2002 Sharesave Plan. In connection with its listing on the Stock Exchange, the Company has undertaken to the Stock Exchange that for a period of six months from its listing i.e. until 25 January 2003, the Company shall not, among other things, grant or offer or agree to grant options over any shares without the prior consent of the Stock Exchange. No options have been granted by the Company pursuant to the 2002 Share Option Scheme or the 2002 Sharesave Plan during the first half of 2003.

The following is a summary of the 2002 Share Option Scheme and the 2002 Sharesave Plan disclosed in accordance with the Listing Rules:

	2002 Share Option Scheme	**2002 Sharesave Plan**
Purpose of the scheme	To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the shareholders and the participants.	To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders.
Participants of the scheme	Subject to compliance with applicable laws, full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group.	Employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the 2002 Share Option Scheme.
Total number of shares available for issue under the scheme and percentage of issued share capital as at 30 June 2003	The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme, the 2002 Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares.	Same as 2002 Share Option Scheme.

Report of the Directors (continued)

Share Options (continued)

	2002 Share Option Scheme	2002 Sharesave Plan
Maximum entitlement of each participant under the scheme	The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the 2002 Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time.	The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the 2002 Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary.
The period within which the shares must be taken up under an option	Such period as shall be prescribed by the directors and specified in the letter of offer.	The thirty day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board.
The minimum period for which an option must be held before it can be exercised	Such minimum period as shall be prescribed by the directors and specified in the letter of offer.	One year.
(a) The amount payable on acceptance of the option	(a) HK$1.00	(a) HK$1.00
(b) The period within which payments or calls must or may be made	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date.	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine.
(c) The period within which loans for such purposes must be repaid	(c) Not applicable.	(c) Not applicable.

Report of the Directors (continued)

Share Options (continued)

	2002 Share Option Scheme	2002 Sharesave Plan
The basis of determining the exercise price	The exercise price is determined on the date of grant by the directors and shall not be less than the highest of: (a) the nominal value of the Company's shares; (b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.	Same as 2002 Share Option Scheme.
The remaining life of the scheme	The 2002 Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002.	The 2002 Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the 2002 Sharesave Plan by the Company's shareholders which was 10 July 2002.

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

Directors

The present directors of the Company are set out on page 16.

On 28 May 2003, Mr. Xiao Gang replaced Mr. Liu Mingkang as Chairman of the Company and Mr. He Guangbei replaced Mr. Liu Jinbao as Vice Chairman, Executive Director and Chief Executive of the Company. Further, on 11 July 2003, Mr. Chia Pei-Yuan resigned as Independent Non-executive Director of the Company.

Biographical Details of Directors and Senior Management

Biographical details of the directors and senior management are set out on pages 17 to 20 of this Interim Report.

Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

Report of the Directors (continued)

Directors' Rights to Acquire Shares

On 5 July 2002, the following directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 13,737,000 existing issued shares of the Company at a price of HK$8.50 per share. The option shares represent approximately 0.13% of the Company's issued share capital as at the date of grant and as at 30 June 2003. None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year. No offer to grant any options under the Pre-Listing Share Option Scheme may be made on or after 25 July 2002, the date on which dealings in the Company's shares commenced on the Stock Exchange.

Particulars of the options granted to the directors under the Pre-Listing Share Option Scheme are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2003	Exercised during the period	Surrendered during the period	Lapsed during the period	Balances as at 30 June 2003
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	—	—	—	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
PING Yue	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000
LIU Mingkang*	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	—	1,735,200	—	—
LIU Jinbao*	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,735,200	1,735,200	—	—	—	1,735,200**
Total:				13,737,000	13,737,000	—	1,735,200	—	12,001,800

* Resigned with effect from 28 May 2003.

** According to the terms of the Pre-Listing Share Option Scheme, these options will remain exercisable before the expiration of three months after Mr. Liu's cessation as an employee of the Group and of BOC or any of its subsidiaries.

Save as disclosed above, at no time during the period was the Company or its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 30 June 2003, none of the directors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Report of the Directors (continued)

Directors' Interests in Competing Business

Save and except the Independent Non-executive Directors, all other directors are also directors of BOC, the ultimate holding company of the Company, at the same time. BOC is a state-owned commercial bank in the Mainland of China and provides a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the directors believe that the Group's interests are adequately protected by adhering to good corporate governance practices and the involvement of the Independent Non-executive Directors.

Save as disclosed above, none of the directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2003, the following corporations had interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	Number of shares interested	% of total issued shares
BOC	8,090,852,266	76.53%
BOCHKG	8,072,852,266	76.36%
BOC (BVI)	8,072,852,266	76.36%

Note:

BOC (BVI) is a wholly owned subsidiary of BOCHKG, which in turn is a wholly owned subsidiary of BOC. Accordingly, BOCHKG and BOC are deemed to have the same interests in the shares of the Company as BOC (BVI) for the purpose of the SFO.

All the interests stated above represent long positions. Save as disclosed above, as at 30 June 2003, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the period under review.

Major Customers

In the first half of 2003, the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for the Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Bank's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of both the external and internal audit and of internal controls and risk evaluation. The Committee comprises three Independent Non-executive Directors, namely, Mr. Shan Weijian (Chairman), Dr. Fung Victor Kwok King, Mr. Tung Chee Chen and two Non-executive Directors, namely Mr. Ping Yue and Mr. Zhou Zaiqun. Two meetings were held during the period.

Report of the Directors (continued)

Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. After the annual master budget is adopted, financial and business targets will be decomposed to departments. There are defined procedures for the appraisal, review and approval of major capital and recurrent expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Results of operations against budget will be reported quarterly to the Board and the Audit Committee. If there are significant changes in relation to the operations, a revised budget will be submitted to the Board for review in a timely manner.

Compliance with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions"

The accounts for the first half of 2003 fully comply with the requirements set out in the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

Compliance with the Code of Best Practice of the Listing Rules

The directors confirm that save and except that Independent Non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at Annual General Meetings of the Company in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period ended 30 June 2003.

Auditors

The accounts for the first half of 2003 have been audited by PricewaterhouseCoopers.

On behalf of the Board



XIAO Gang
Chairman
Hong Kong, 5 September 2003

Report of the Auditors

Auditors' Report to the shareholders of BOC Hong Kong (Holdings) Limited

(incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 29 to 82 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2003 and of the profit and cash flows of the Group for the six month period then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

The comparative figures in respect of the Group's consolidated profit and loss account, cash flow statement, statement of changes in equity, and the related disclosure notes, for the six month period ended 30 June 2002 are not audited. Details of this matter are described in Note 2 to the accounts.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 5 September 2003

Consolidated Profit and Loss Account

	Note	Half-year ended 30 June 2003 HK$'m	(Unaudited) As restated Half-year ended 30 June 2002 HK$'m
Interest income	4	**9,358**	10,958
Interest expense		**(2,774)**	(4,067)
Net interest income		**6,584**	6,891
Other operating income	5	**2,252**	2,010
Operating income		**8,836**	8,901
Operating expenses	6	**(2,697)**	(2,899)
Operating profit before provisions		**6,139**	6,002
Charge for bad and doubtful debts	7	**(1,669)**	(1,766)
Operating profit after provisions		**4,470**	4,236
Net (loss)/gain from disposal/revaluation of fixed assets	8	**(1,241)**	8
Net gain/(loss) from disposal of held-to-maturity securities and investment securities		**1**	(2)
Write-back of provision/(provision) for impairment on held-to-maturity securities and investment securities	9	**20**	(7)
Net loss on disposal of a subsidiary		**(1)**	—
Write-back of provision/(provision) for impairment on investments in associates		**6**	(30)
Share of net (losses)/profits of associates		**(10)**	6
Profit before taxation		**3,245**	4,211
Taxation	10	**(176)**	(733)
Profit after taxation		**3,069**	3,478
Minority interests		**(57)**	(63)
Profit attributable to shareholders	11	**3,012**	3,415
Dividend	12	**2,062**	1,935
		HK$	HK$
Earnings per share	13	**28.49cents**	32.30cents

Consolidated Balance Sheet

	Note	At 30 June 2003 HK$'m	As restated At 31 December 2002 HK$'m
ASSETS			
Cash and short-term funds	17	**94,830**	115,075
Placements with banks and other financial institutions maturing between one and twelve months		**91,688**	80,159
Trade bills		**708**	592
Certificates of deposit held	18	**18,795**	17,528
Hong Kong SAR Government certificates of indebtedness	27	**30,540**	29,110
Held-to-maturity securities	19	**92,875**	94,227
Investment securities	20	**53**	46
Other investments in securities	21	**74,708**	64,360
Advances and other accounts	22	**308,847**	308,332
Investments in associates	25	**399**	483
Fixed assets	26	**17,921**	20,212
Other assets		**4,130**	5,412
Total assets		**735,494**	735,536
LIABILITIES			
Hong Kong SAR currency notes in circulation	27	**30,540**	29,110
Deposits and balances of banks and other financial institutions		**38,485**	29,957
Deposits from customers	28	**585,135**	600,977
Other accounts and provisions	30	**22,850**	17,707
Total liabilities		**677,010**	677,751
CAPITAL RESOURCES			
Minority interests		**1,117**	1,114
Share capital	32	**52,864**	52,864
Reserves	33	**4,503**	3,807
Shareholders' funds		**57,367**	56,671
Total capital resources		**58,484**	57,785
Total liabilities and capital resources		**735,494**	735,536

Approved by the Board of Directors on 5 September 2003 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

Balance Sheet

	Note	**At 30 June 2003 HK$'m**	At 31 December 2002 HK$'m
ASSETS			
Cash and short-term funds		**310**	—
Investment in subsidiaries	24	**52,864**	52,864
Other assets		**1,938**	2,593
		55,112	55,457
LIABILITIES			
Other accounts and provisions		**—**	10
CAPITAL RESOURCES			
Share capital	32	**52,864**	52,864
Retained earnings		**2,248**	2,583
Shareholders' funds		**55,112**	55,447
Total liabilities and capital resources		**55,112**	55,457

Approved by the Board of Directors on 5 September 2003 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

Consolidated Statement of Changes in Equity

	Share capital HK$'m	Premises revaluation reserve HK$'m	Investment properties revaluation reserve HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m
At 1 January 2002, as previously reported	52,864	141	18	(2)	(851)	52,170
Effect of adoption of SSAP 12 (revised)	—	(12)	—	—	(370)	(382)
At 1 January 2002, as restated	52,864	129	18	(2)	(1,221)	51,788
Net profit for the first half of 2002, as restated	—	—	—	—	3,415	3,415
Currency translation differences	—	—	—	1	—	1
Special dividend	—	—	—	—	(1,935)	(1,935)
Release to deferred tax liabilities	—	(22)	—	—	—	(22)
At 30 June 2002, as restated	52,864	107	18	(1)	259	53,247
Company and subsidiaries	52,864	107	18	(1)	106	53,094
Associates	—	—	—	—	153	153
	52,864	107	18	(1)	259	53,247
At 1 July 2002, as previously reported	52,864	141	18	(1)	632	53,654
Effect of adoption of SSAP 12 (revised)	—	(34)	—	—	(373)	(407)
At 1 July 2002, as restated	52,864	107	18	(1)	259	53,247
Net profit for the second half of 2002, as restated	—	—	—	—	3,372	3,372
Currency translation differences	—	—	—	(1)	—	(1)
Reclassification	—	5	(5)	—	—	—
Release from deferred tax liabilities	—	20	—	—	—	20
Revaluation of properties	—	46	(13)	—	—	33
Transfer on disposal of properties	—	(79)	—	—	79	—
At 31 December 2002, as restated	52,864	99	—	(2)	3,710	56,671
Company and subsidiaries	52,864	99	—	(2)	3,718	56,679
Associates	—	—	—	—	(8)	(8)
	52,864	99	—	(2)	3,710	56,671
At 1 January 2003, as previously reported	**52,864**	**113**	**—**	**(2)**	**3,966**	**56,941**
Effect of adoption of SSAP 12 (revised)	**—**	**(14)**	**—**	**—**	**(256)**	**(270)**
At 1 January 2003, as restated	**52,864**	**99**	**—**	**(2)**	**3,710**	**56,671**
Net profit for the first half of 2003	**—**	**—**	**—**	**—**	**3,012**	**3,012**
Release from deferred tax liabilities	**—**	**6**	**—**	**—**	**—**	**6**
Revaluation of properties	**—**	**(49)**	**—**	**—**	**—**	**(49)**
2002 final dividend paid	**—**	**—**	**—**	**—**	**(2,273)**	**(2,273)**
At 30 June 2003	**52,864**	**56**	**—**	**(2)**	**4,449**	**57,367**
Company and subsidiaries	**52,864**	**56**	**—**	**(2)**	**4,465**	**57,383**
Associates	**—**	**—**	**—**	**—**	**(16)**	**(16)**
	52,864	**56**	**—**	**(2)**	**4,449**	**57,367**
Representing:						
2003 interim dividend proposed					**2,062**	
Others					**2,387**	
Retained earnings as at 30 June 2003					**4,449**	

Statement of Changes in Equity

	Share capital HK$'m	Retained earnings HK$'m	Total HK$'m
At 12 September 2001	—	—	—
Issue of shares	52,864	—	52,864
Net profit for the period	—	1,937	1,937
Special dividend	—	(1,935)	(1,935)
At 30 June 2002	52,864	2	52,866
At 1 July 2002	52,864	2	52,866
Net profit for the second half of 2002	—	2,581	2,581
At 31 December 2002	52,864	2,583	55,447
At 1 January 2003	**52,864**	**2,583**	**55,447**
2002 final dividend paid	**—**	**(2,273)**	**(2,273)**
Net profit for the first half of 2003	**—**	**1,938**	**1,938**
At 30 June 2003	**52,864**	**2,248**	**55,112**
Representing:			
2003 interim dividend proposed		**2,062**	
Others		**186**	
Retained earnings as at 30 June 2003		**2,248**	

Consolidated Cash Flow Statement

	Note	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Cash flow from operating activities			
Operating cash outflow before taxation	34(a)	**(17,023)**	(27,547)
Disposal of loans to BOC Cayman		**—**	8,722
Hong Kong profits tax refunded/(paid)		**369**	(202)
Overseas profits tax paid		**(4)**	(11)
Net cash outflow from operating activities		**(16,658)**	(19,038)
Cash flow from investing activities			
Purchase of fixed assets		**(40)**	(26)
Proceeds from disposal of fixed assets		**561**	9
Purchase of investment securities		**(6)**	—
Proceeds from disposal of a subsidiary	34(d)	**157**	—
Proceeds from dissolution of an associate		**19**	—
Dividend received from an associate		**1**	2
Loans repaid by associates		**59**	—
Net cash inflow/(outflow) from investing activities		**751**	(15)
Cash flow from financing activities			
2002 final dividend paid		**(2,273)**	—
Dividend paid to minority shareholders	34(b)	**(54)**	—
Net cash outflow from financing activities		**(2,327)**	—
Decrease in cash and cash equivalents		**(18,234)**	(19,053)
Cash and cash equivalents at 1 January		**83,065**	120,664
Cash and cash equivalents at 30 June	34(c)	**64,831**	101,611

Notes to the Accounts

1. Principal activities

The Company is an investment holding company and its subsidiaries are principally engaged in the provision of banking and related financial services in Hong Kong.

The Company's shares have been listed on the Main Board of the Stock Exchange since 25 July 2002.

2. Basis of preparation

The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investments in securities, off-balance sheet financial instruments, premises and investment properties, and in accordance with accounting principles generally accepted in Hong Kong and comply with the SSAPs issued by the HKSA. In addition, these accounts comply fully with the requirements set out in the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. These accounts also comply with the applicable disclosure provisions of the Listing Rules of the Stock Exchange.

The accounting policies and methods of computation used in the preparation of the accounts are consistent with those used in the preparation of the Group's accounts for the year ended 31 December 2002. In the current year, the Group adopted the following revised SSAP issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003:

SSAP 12 (revised): Income taxes

Any significant impact of adopting this SSAP has been shown on the respective notes to the accounts.

The comparative figures in respect of the Group's consolidated profit and loss account, cash flow statement, statement of changes in equity, and corresponding note disclosures, for the six month period ended 30 June 2002 are not audited. The Group's external auditors carried out a review of the interim financial statements for the six month period ended 30 June 2002 in accordance with the Statement of Auditing Standards 700 "Engagement to Review Interim Financial Reports" issued by the HKSA and issued a review report to the board of directors. The review report issued was unmodified from the specimen issued by the HKSA.

3. Principal accounting policies

(a) Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 30 June. Subsidiaries are those entities in which the Group, directly and indirectly, controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital. The results of subsidiaries acquired or disposed of during the period are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between: a) the proceeds of the sale and, b) the Group's share of its net assets together with any unamortised goodwill (or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account) and any related accumulated foreign currency translation difference.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

Notes to the Accounts (continued)

3. Principal accounting policies (continued)

(a) Basis of consolidation (continued)

In the Company's balance sheet, the investment in subsidiaries is stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Associates

An associate is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associates for the period. The consolidated balance sheet includes the Group's share of the net assets of the associates plus goodwill/ negative goodwill (net of accumulated amortisation) on acquisition and net of any provision for impairment losses.

Unless the Group has incurred obligations or guaranteed obligations in respect of the associate, its share of further losses is discontinued when the share of losses of an associate equals or exceeds the carrying value of the investment in the associate.

(c) Revenue recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts, where interest is credited to a suspense account which is netted in the balance sheet against the relevant balances.

Fees and commission income are recognised in the period when earned unless they relate to transactions involving an interest rate risk or other risks which extend beyond the current period, in which case they are amortised over the period of the transaction.

Dividend income is recognised when the right to receive payment is established.

Rental income under operating leases is recognised on a straight-line basis over the period of the lease unless another systematic basis is more representative of the pattern in which the benefit derived from the leased asset is used.

(d) Advances

Advances to customers, banks and other financial institutions are reported on the balance sheet at the principal amount outstanding net of provisions for bad and doubtful debts and suspended interest. Advances to banks and other financial institutions include placements with banks and other financial institutions of more than one year.

All advances are recognised when cash is advanced to the borrowers.

Assets acquired by repossession of collateral for realisation would continue to be reported as advances, except in the case of a loan restructuring where the asset acquired is part of the terms of a new loan agreement and the assets are recognised on the balance sheet under the relevant assets category. When the repossessed asset is realised, the sales proceeds are applied against the outstanding advance and any shortfall is written off to the profit and loss account.

Notes to the Accounts (continued)

3. Principal accounting policies (continued)

(e) Provisions for bad and doubtful debts

The Group internally classifies loans and advances into categories reflecting the Group's assessment of the borrower's capacity to repay and on the degree of doubt about the collectibility of interest and/or principal.

Provisions are made against specific loans and advances as and when the directors have doubt on the ultimate recoverability of principal or interest in full. Based on the directors' assessment of the potential losses on those identified loans and advances on a case-by-case basis, specific provision is made to reduce the carrying value of the assets, taking into account available collateral to their expected net realisable value. Where it is not possible to reliably estimate the loss, the Group applies pre-determined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures.

In addition, amounts have been set aside as a general provision for bad and doubtful debts. Specific and general provisions are deducted from "Advances and other accounts" in the consolidated balance sheet. When there is no realistic prospect of recovery, the outstanding debt is written off against the balance sheet asset and provision in part, or in whole.

(f) Fixed assets

(i) Premises

Premises are stated at cost or valuation less accumulated impairment losses and accumulated depreciation calculated to write off the assets over their estimated useful lives on a straight-line basis as follows:

Leasehold land	Over the remaining period of lease
Buildings	Over the shorter of the remaining period of the lease and 15 to 50 years

Independent valuations are performed every three years on individual properties on the basis of open market values. In the intervening years, the directors review the carrying value of individual properties and adjustment is made when they consider that there has been a material change. Increases in valuation are credited to the premises revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations in respect of the same individual asset and thereafter are debited to the profit and loss account. Any subsequent increases are credited to the profit and loss account up to the amount previously debited, and then to the revaluation reserve. Upon disposal of premises, the relevant portion of the revaluation reserve realised in respect of previous valuations is released and transferred from the revaluation reserve to retained earnings.

The gain or loss on disposal of premises is the difference between the net sales proceeds and the carrying value of the relevant asset, and is recognised in the profit and loss account.

(ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Notes to the Accounts (continued)

3. Principal accounting policies (continued)

(f) Fixed assets (continued)

(ii) Investment properties (continued)

Investment properties are valued annually and independent valuations are performed at intervals of not more than three years; in each of the intervening years, valuations are undertaken by professionally qualified persons appointed by the Group. The valuations are on an open market value basis. Changes in the value of investment properties are treated as movements in the investment properties revaluation reserve, unless the total of the reserve is insufficient to cover a deficit on a portfolio basis. In such cases, the amount by which the deficit exceeds the total amount in the investment properties revaluation reserve is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining terms of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(iii) *Property under development*

Property under development is carried at cost less impairment losses. Cost includes development and construction expenditure incurred, interest and other direct costs attributable to the development. On completion, the property is transferred to premises or investment properties.

(iv) Equipment, fixtures and fittings

Equipment, fixtures and fittings are stated at cost less accumulated impairment losses and accumulated depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 and 15 years.

The gain or loss on disposal of equipment, fixtures and fittings is recognised in the profit and loss account.

(v) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to determine whether there is any indication that premises, equipment, fixtures and fittings are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of fixed assets is the difference between the net sales proceeds and the carrying value of the relevant assets, and is recognised in the profit and loss account.

Notes to the Accounts (continued)

3. Principal accounting policies (continued)

(g) Investments in securities

(i) Held-to-maturity securities

Held-to-maturity securities are dated debt securities which the Group has the expressed intention and ability to hold to maturity. These securities are stated at cost adjusted for the amortisation of premiums or discounts arising on acquisition over the periods to maturity, less provision for impairment in their value which is other than temporary. Provisions are made for the amount of the carrying value which the Group does not expect to recover and are recognised as an expense in the profit and loss account as they arise.

The amortisation of premiums and discounts arising on acquisition of dated debt securities is included as part of interest income in the profit and loss account. Gain or loss on realisation of held-to-maturity securities is accounted for in the profit and loss account as they arise.

(ii) Investment securities

Securities which are intended to be held on a continuing basis for an identified long-term purpose at the time of acquisition (for example, for strategic purposes), are stated in the balance sheet at cost less any provisions for impairment in value which is other than temporary.

The carrying value of investment securities are reviewed as at the balance sheet date in order to assess whether the fair value has declined below the carrying value. When such a decline has occurred, the carrying value is reduced to the fair value unless there is evidence that the decline is temporary. The amount of the reduction is recognised as an expense in the profit and loss account.

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable willing parties in an arm's length transaction.

(iii) Other investments in securities

All other investments in securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs.

(h) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight-line basis over the lease term.

Where the Group is the lessor, the assets subject to the lease are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income from operating leases is recognised on a straight-line basis over the lease term. Initial direct costs incurred specifically to earn revenue from an operating lease are recognised as an expense in the profit and loss account in the period in which they are incurred.

Notes to the Accounts (continued)

3. Principal accounting policies (continued)

(i) Provisions

A provision is recognised when the Group has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

A provision for restructuring costs is recognised when the above general recognition criteria are met and a detailed formal plan for the restructuring has been implemented, or has been announced and communicated to those affected by it in a sufficiently specific manner to raise a valid expectation that the restructuring will be carried out without long delay.

(j) Deferred taxation

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, revaluations of properties, general provision for bad and doubtful debts and tax losses carried forward. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax is charged or credited in the profit and loss account except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax liabilities are provided in full on all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

In prior year, deferred taxation was provided at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the profit and loss account to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in the consolidated statement of changes in equity, opening retained earnings at 1 January 2002 and 2003 have been reduced by HK$370 million and HK$256 million respectively which represent the unprovided net deferred tax liabilities. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31 December 2002 by HK$47 million and HK$317 million respectively. The profit and amount charged to equity for the six months ended 30 June 2002 have been reduced by HK$3 million and HK$22 million respectively.

(k) Foreign currency translation

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries and associates expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate for the period. Exchange differences are dealt with as a movement in reserves.

Notes to the Accounts (continued)

3. Principal accounting policies (continued)

(l) Employee benefits

(i) Retirement benefit costs

The Group contributes to defined contribution retirement schemes under either recognised ORSO schemes or MPF schemes which are available to all employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the profit and loss account as incurred and represent contributions payable by the Group to the schemes. Forfeited contributions by those employees who leave the ORSO scheme prior to the full vesting of their contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held in independently-administered funds separate from those of the Group.

(ii) Leave entitlements

Employee entitlements to annual leave and sick leave are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and the amount of sick leave expected to be paid as a result of services rendered by employees up to the balance sheet date.

Compensated absences other than annual leave and sick leave are non-accumulating; they lapse if the current period's entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement on leaving the Group. Such compensated absences are recognised when the absences occur.

(iii) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

(m) Off-balance sheet financial instruments

Off-balance sheet financial instruments arise from futures, forwards, swaps, options and other transactions undertaken by the Group in the foreign exchange, interest rate, equity and other markets. The accounting for these instruments is dependent upon whether the transactions are undertaken for dealing or hedging purposes. The Group designates a derivative as held for dealing or hedging purposes when it enters into a derivative contract.

Transactions undertaken for dealing purposes are marked to market at fair value. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealers' quotes, pricing models or quoted prices for instruments with similar characteristics. The gain or loss arising from changes in fair value is recognised in the profit and loss account as "Net gain/(loss) from foreign exchange activities" or "Net gain/(loss) from other dealing activities".

Notes to the Accounts (continued)

3. Principal accounting policies (continued)

(m) Off-balance sheet financial instruments (continued)

Unrealised gains on transactions which are marked to market are included in "Other assets". Unrealised losses on transactions which are marked to market are included in "Other accounts and provisions".

Hedging derivative transactions are designated as such at inception and require that the hedging instrument, hedging objective, strategy and all relationships between hedging risk and items be fully documented. It must also be demonstrated that a derivative would be expected to be highly effective in accomplishing the objective of offsetting the risk being hedged throughout the contract period. Hedging instruments are valued on an equivalent basis to the assets, liabilities or net positions that they are hedging. Any profit or loss is recognised in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

If the derivative transaction no longer meets the criteria for a hedge, the derivative is deemed to be held for dealing purposes and is accounted for as set out above.

Assets and liabilities arising from derivative transactions are netted off only when the Group has entered into master netting agreements or other legally enforceable arrangements, which assures beyond doubt, the Group's right to insist on settlement with the same counterparty on a net basis in all situations of default by the other party or parties including insolvency of any parties to the contract.

Derivative transactions are not offset unless the related settlement currencies are the same, or are denominated in freely convertible currencies for which quoted exchange rates are available in an active market.

(n) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, it will be recognised as an asset.

(o) Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit.

Notes to the Accounts (continued)

3. Principal accounting policies (continued)

(p) Dividends

Dividends proposed or declared after the balance sheet date are disclosed as a post balance sheet event and are not recognised as a liability at the balance sheet date.

4. Interest income

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Interest income from listed investments	**899**	515
Interest income from unlisted investments	**1,602**	1,722
Other interest income	**6,857**	8,721
	9,358	10,958

5. Other operating income

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Fees and commission income (Note)	**1,690**	1,705
Less: Fees and commission expenses	**(313)**	(357)
Net fees and commission income	**1,377**	1,348
Dividend income from investments in securities		
— unlisted investments	**31**	11
Net gain from other investments in securities	**156**	70
Net gain from foreign exchange activities	**478**	402
Net gain from other dealing activities	**17**	4
Gross rental income from investment properties	**128**	137
Less: Outgoings in respect of investment properties	**(40)**	(44)
Others	**105**	82
	2,252	2,010

Notes to the Accounts (continued)

5. Other operating income (continued)

Note:

Fees and commission income

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Bills and loans commissions	**516**	643
Payment services	**151**	138
Insurance	**113**	59
Securities brokerage	**198**	202
Asset management	**82**	75
Trust services	**33**	25
Guarantees	**20**	22
Credit card	**249**	234
Others		
— Safe deposit box	**84**	82
— BOC cards	**21**	26
— Dormant accounts	**9**	20
— Sundry	**214**	179
	1,690	1,705

6. Operating expenses

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Staff costs (including directors' emoluments)		
— salaries and other costs	**1,511**	1,632
— termination benefit	**—**	2
— pension cost	**123**	127
	1,634	1,761
Premises and equipment expenses (excluding depreciation)		
— rental of premises	**107**	137
— information technology	**110**	98
— others	**92**	125
	309	360
Depreciation on owned fixed assets	**322**	359
Auditors' remuneration	**10**	2
Other operating expenses	**422**	417
	2,697	2,899

Notes to the Accounts (continued)

7. Charge for bad and doubtful debts

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Net charge for bad and doubtful debts		
Specific provisions		
— new provisions	2,537	3,289
— releases	(482)	(1,173)
— recoveries (Note 23)	(220)	(350)
	1,835	1,766
General provisions	(166)	—
Net charge to profit and loss account (Note 23)	1,669	1,766

8. Net (loss)/gain from disposal/revaluation of fixed assets

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Net (loss)/gain on disposal of fixed assets	(18)	8
Net loss on revaluation of fixed assets	(1,223)	—
	(1,241)	8

9. Write-back of provision/(provision) for impairment on held-to-maturity securities and investment securities

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Write-back of provision/(provision) for impairment on held-to-maturity securities	19	(7)
Write-back of provision for impairment on investment securities	1	—
	20	(7)

Notes to the Accounts (continued)

10. Taxation

Taxation in the profit and loss account represents:

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Hong Kong profits tax		
— current year taxation	**732**	738
— over-provision in prior years	**(718)**	(6)
Deferred tax charge	**160**	3
	174	735
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	**—**	(7)
	174	728
Investments in partnerships written off	**—**	6
Hong Kong profits tax	**174**	734
Overseas taxation	**1**	5
	175	739
Share of taxation attributable to associates	**1**	(6)
	176	733

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the first half of 2003. Taxation on overseas profits has been calculated on the estimated assessable profit for the first half of 2003 at the rates of taxation prevailing in the countries in which the Group operates.

The Group's tax over-provision of HK$718 million represents a write-back of excess tax provision made in prior years. This amount was written back after the finalisation of tax losses arising from predecessor merging branches and tax positions of BOCHK by the Inland Revenue Department in the first half of 2003.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships in which the Group is the majority general partner. The Group does not control the partnerships and consequently they are not consolidated in the Group's accounts. As at 30 June 2003, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$389 million (31 December 2002: HK$1,122 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

Notes to the Accounts (continued)

10. Taxation (continued)

The total assets and liabilities of the aforementioned partnerships are as follows:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Assets	**1,476**	4,721
Liabilities	**1,047**	3,182

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Profit before taxation	**3,245**	4,211
Calculated at a taxation rate of 17.5% (2002: 16%)	**568**	674
Effect of different taxation rates in other countries	**(23)**	(3)
Income not subject to taxation	**(69)**	(39)
Expenses not deductible for taxation purposes	**255**	109
Tax losses not recognised	**2**	2
Temporary differences not recognised	**160**	3
Over-provision in prior periods	**(718)**	(6)
Tax benefits from partnerships	**—**	(1)
Share of taxation attributable to associates	**1**	(6)
Taxation charge	**176**	733

11. Profit attributable to shareholders

The profit of the Company for the first half of 2003 attributable to shareholders and dealt with in the accounts of the Company amounted to HK$1,938 million.

Notes to the Accounts (continued)

12. Dividend

	Half-year ended 30 June 2003		(Unaudited) Half-year ended 30 June 2002	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Special dividend paid	—	—	0.183	1,935
Interim dividend	**0.195**	**2,062**	—	—
	0.195	**2,062**	0.183	1,935

At a meeting held on 5 September 2003, the Board declared an interim dividend of HK$0.195 per ordinary share for the first half of 2003 amounting to approximately HK$2,062 million. This declared dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2003.

13. Earnings per share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the first half of 2003 of approximately HK$3,012 million (first half of 2002: HK$3,415 million, as restated) and on the ordinary shares in issue of 10,572,780,266 shares (2002: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2003 (first half of 2002: Nil).

14. Retirement benefit costs

The Group operates certain defined contribution schemes which are ORSO schemes exempted under the MPF Schemes Ordinance. Under the schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice Mandatory Provident Fund Scheme (the "MPF Scheme"), of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the first half of 2003 amounted to approximately HK$117 million (first half of 2002: approximately HK$122 million), after a deduction of forfeited contributions of approximately HK$10 million (first half of 2002: approximately HK$8 million). For the MPF Scheme, the Group contributed approximately HK$4 million and HK$3 million respectively for the first half of 2003 and 2002.

Notes to the Accounts (continued)

15. Share option schemes

(a) 2002 Share Option Scheme and 2002 Sharesave Plan

The principal terms of the 2002 Share Option Scheme and the 2002 Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the 2002 Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the 2002 Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the 2002 Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

The two schemes have not commenced as at 30 June 2003.

(b) Pre-Listing Share Option Scheme

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company.

Details of the share options outstanding as at 30 June 2003 are as follows:

	Directors	Senior management	Total number of share options
At 1 January 2003	**13,737,000**	**17,221,600**	**30,958,600**
Add: Share options granted in the first half of 2003	—	—	—
Less: Share options exercised in the first half of 2003	—	—	—
Less: Share options surrendered in the first half of 2003	**1,735,200**	—	**1,735,200**
Less: Share options lapsed in the first half of 2003	—	**365,400**	**365,400**
At 30 June 2003	**12,001,800**	**16,856,200**	**28,858,000**

Notes to the Accounts (continued)

15. Share option schemes (continued)

(b) Pre-Listing Share Option Scheme (continued)

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. None of these options may be exercised within one year from the date on which dealings in the shares commenced on the Stock Exchange. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

16. Directors' and senior management's emoluments

(a) Directors' emoluments

Details of the emoluments paid and payable to the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group in the first half of 2003 are as follows:

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Fees	**1**	1
Other emoluments for executive directors		
— basic salaries and allowances	**2**	2
	3	3

Emoluments of the directors were within the following bands:

	Number of directors	
	Half-year ended 30 June 2003	(Unaudited) Half-year ended 30 June 2002
Up to HK$1,000,000	**13**	12
HK$2,000,001 — HK$2,500,000	**1**	1

The aggregate amount of emoluments paid to the Independent Non-executive Directors for the first half of 2003 was HK$400,000 (first half of 2002: HK$400,000).

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. Full details of the scheme are stated in Note 15(b). In the first half of 2003, no options were exercised and no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the profit and loss account.

Notes to the Accounts (continued)

16. Directors' and senior management's emoluments (continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the first half of 2003 include 1 director (2002: 1) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2002: 4) for the first half of 2003 are as follows:

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Basic salaries and allowances	**5**	5
Contribution to pension schemes (including benefits in kind)	**1**	1
	6	6

Emoluments of individuals were within the following bands:

	Number of individuals	
	Half-year ended 30 June 2003	(Unaudited) Half-year ended 30 June 2002
HK$1,000,001 — HK$1,500,000	**2**	2
HK$1,500,001 — HK$2,000,000	**2**	2

For the first half of 2003, no directors waived any emoluments and the Group has not paid any emoluments to the directors or any of the 5 highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

Notes to the Accounts (continued)

17. Cash and short-term funds

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Cash	**3,427**	2,637
Balances with banks and other financial institutions	**3,188**	2,370
Money at call and short notice maturing within one month	**69,088**	95,997
Treasury bills (including Exchange Fund Bills)	**19,127**	14,071
	94,830	115,075
An analysis of treasury bills held is as follows:		
Unlisted, held-to-maturity, at amortised cost	**15,041**	10,933
Unlisted, other investments in securities, at fair value	**4,086**	3,138
	19,127	14,071

18. Certificates of deposit held

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Held-to-maturity, at amortised cost		
— Unlisted	**6,350**	8,342
Other investments in securities, at fair value		
— Unlisted	**12,445**	9,186
	18,795	17,528

Notes to the Accounts (continued)

19. Held-to-maturity securities

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Listed, at amortised cost	**39,978**	35,219
Less: Provision for impairment in value	**(12)**	(12)
	39,966	35,207
Unlisted, at amortised cost	**52,919**	59,049
Less: Provision for impairment in value	**(10)**	(29)
	52,909	59,020
Total	**92,875**	94,227
Listed, at amortised cost less provision		
— in Hong Kong	**4,019**	2,946
— outside Hong Kong	**35,947**	32,261
	39,966	35,207
Market value of listed securities	**41,069**	36,073
Held-to-maturity securities are analysed by issuers as follows:		
— Central governments and central banks	**3,015**	3,620
— Public sector entities	**13,259**	17,028
— Banks and other financial institutions	**59,331**	64,457
— Corporate entities	**17,270**	9,122
	92,875	94,227

Notes to the Accounts (continued)

20. Investment securities

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Equity securities		
— Listed in Hong Kong, at cost	**16**	16
Less: Provision for impairment in value	**(14)**	(15)
	2	1
— Listed outside Hong Kong, at cost	**1**	1
	3	2
— Unlisted, at cost	**50**	44
Total	**53**	46
Market value of listed equity securities	**6**	4
Investment securities are analysed by issuers as follows:		
— Banks and other financial institutions	**1**	1
— Corporate entities	**52**	45
	53	46

Notes to the Accounts (continued)

21. Other investments in securities

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
At fair value:		
Debt securities		
— Listed in Hong Kong	359	1,313
— Listed outside Hong Kong	23,308	20,818
	23,667	22,131
— Unlisted	50,896	42,078
	74,563	64,209
Equity securities		
— Listed in Hong Kong	96	121
— Unlisted	49	30
	145	151
Total	74,708	64,360
Other investments in securities are analysed by issuers as follows:		
— Central governments and central banks	9,652	3,069
— Public sector entities	3,953	4,914
— Banks and other financial institutions	59,380	46,662
— Corporate entities	1,723	9,715
	74,708	64,360

At 30 June 2003, liabilities included in "Deposits and balances of banks and other financial institutions" of the Group amounting to HK$6,309 million (31 December 2002: Nil) are subject to "sell and buy back" arrangements. The amount of assets deposited by the Group amounting to HK$6,298 million (31 December 2002: Nil) was included in "Other investments in securities".

Notes to the Accounts (continued)

22. Advances and other accounts

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Advances to customers	**321,181**	321,034
Accrued interest	**1,894**	2,006
	323,075	323,040
Provision for bad and doubtful debts		
— General	**(6,197)**	(6,363)
— Specific	**(8,973)**	(8,650)
	(15,170)	(15,013)
	307,905	308,027
Advances to banks and other financial institutions	**942**	305
	308,847	308,332

Non-performing loans are analysed as follows:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Non-performing loans	**25,049**	25,659
Specific provisions made in respect of such advances	**8,452**	8,637
As a percentage of total advances to customers	**7.80%**	7.99%
Amount of interest in suspense	**388**	408

NPLs are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. Specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 30 June 2003 and 31 December 2002, nor were there any specific provisions made.

Notes to the Accounts (continued)

23. Provisions for bad and doubtful debts

	2003			
	Specific HK$'m	**General HK$'m**	**Total HK$'m**	**Suspended interest HK$'m**
At 1 January 2003	**8,650**	**6,363**	**15,013**	**408**
Charged/(credited) to profit and loss account (Note 7)	**1,835**	**(166)**	**1,669**	**—**
Amounts written off	**(1,732)**	**—**	**(1,732)**	**(38)**
Recoveries of advances written off in previous years (Note 7)	**220**	**—**	**220**	**—**
Interest suspended during the period	**—**	**—**	**—**	**90**
Suspended interest recovered	**—**	**—**	**—**	**(72)**
At 30 June 2003	**8,973**	**6,197**	**15,170**	**388**
Deducted from: — advances to customers	**8,973**	**6,197**	**15,170**	

	2002			
	Specific HK$'m	General HK$'m	Total HK$'m	Suspended interest HK$'m
At 1 January 2002	10,621	6,541	17,162	610
Charged/(credited) to profit and loss account	3,033	(178)	2,855	—
Amounts written off	(3,229)	—	(3,229)	(37)
Recoveries of advances written off in previous years	904	—	904	—
Amounts written off on disposal	(2,679)	—	(2,679)	—
Interest suspended during the year	—	—	—	296
Suspended interest recovered	—	—	—	(461)
At 31 December 2002	8,650	6,363	15,013	408
Deducted from: — advances to customers	8,650	6,363	15,013	

Notes to the Accounts (continued)

24. Investment in subsidiaries

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Unlisted shares, at cost	**52,864**	52,864

The particulars of all direct and indirect subsidiaries of the Company are set out in Appendix of this Interim Report, "Subsidiaries of the Company". The following is a list of principal subsidiaries as at 30 June 2003.

Name	**Place of incorporation**	**Particulars of issued share capital**	**Interest held**	**Principal activities**
Bank of China (Hong Kong) Limited	Hong Kong	43,042,840,858 ordinary shares of HK$1 each	*100%	Banking business
Nanyang Commercial Bank, Limited	Hong Kong	6,000,000 ordinary shares of HK$100 each	100%	Banking business
Chiyu Banking Corporation Limited	Hong Kong	3,000,000 ordinary shares of HK$100 each	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong	1,000,000 ordinary shares of HK$100 each	100%	Credit card services
Po Sang Futures Limited	Hong Kong	250,000 ordinary shares of HK$100 each	100%	Commodities brokerage

* Shares held directly by the Company

The Group disposed Eversound Investments Limited on 2 January 2003 at a consideration of approximately HK$157 million.

Notes to the Accounts (continued)

25. Investments in associates

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Share of net assets	**158**	186
Less: Provision for impairment in value	**(20)**	(22)
	138	164
Loans to associates (Note)	**287**	346
Less: Provision for loans to associates	**(26)**	(27)
	261	319
	399	483

Note:

At 30 June 2003, loans to associates are all on commercial terms and carry interest at the prevailing market interest rates.

The following is a list of the principal associates as at 30 June 2003, all of which are corporate entities.

Name	Place of incorporation & establishment	Particulars of issued share capital	Group's equity interest held indirectly	Principal activities
Charleston Investments Company Limited	Hong Kong	100,000 ordinary shares of HK$10 each	40%	Property investment
CJM Insurance Brokers Limited	Hong Kong	6,000,000 ordinary shares of HK$1 each	33%	Insurance broker
Joint Electronic Teller Services Limited	Hong Kong	100,238 ordinary shares of HK$100 each	19.96%	Operation of a private interbank message switching network in respect of ATM services
Kincheng-Tokyo Finance Company Limited	Hong Kong	1,000,000 ordinary shares of HK$100 each	50%	Deposit taking company
Trilease International Limited	Hong Kong	30,000,000 ordinary shares of HK$1 each	40%	Provision of leasing finance
Wealthy Full Enterprises Limited	Hong Kong	10,000 ordinary shares of HK$1 each	35%	Property investment
Zhejiang Commercial Bank Limited	PRC	Registered capital	25%	Banking and related financial services

In the current period, CCIC Finance Limited has commenced members' voluntary winding up.

Notes to the Accounts (continued)

26. Fixed assets

	2003				
	Premises HK$'m	Investment properties HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Cost or valuation					
At 1 January 2003	**13,445**	**5,725**	**39**	**3,524**	**22,733**
Additions	—	—	—	**40**	**40**
Disposals	**(230)**	**(343)**	—	**(83)**	**(656)**
Disposal of a subsidiary	**(160)**	—	—	**(1)**	**(161)**
Revaluation	**(981)**	**(494)**	—	—	**(1,475)**
Reclassification	**(162)**	**162**	—	—	—
At 30 June 2003	**11,912**	**5,050**	**39**	**3,480**	**20,481**
Accumulated depreciation					
At 1 January 2003	**2**	—	**7**	**2,512**	**2,521**
Depreciation for the period	**204**	—	—	**118**	**322**
Disposals	—	—	—	**(77)**	**(77)**
Disposal of a subsidiary	**(3)**	—	—	—	**(3)**
Write-back on revaluation	**(203)**	—	—	—	**(203)**
At 30 June 2003	—	—	**7**	**2,553**	**2,560**
Net book value					
At 30 June 2003	**11,912**	**5,050**	**32**	**927**	**17,921**
At 31 December 2002	13,443	5,725	32	1,012	20,212
The analysis of cost or revaluation of the above assets is as follows:					
At 30 June 2003					
At cost	—	—	**39**	**3,480**	**3,519**
At valuation	**11,912**	**5,050**	—	—	**16,962**
	11,912	**5,050**	**39**	**3,480**	**20,481**
At 31 December 2002					
At cost	—	—	39	3,524	3,563
At valuation	13,445	5,725	—	—	19,170
	13,445	5,725	39	3,524	22,733

Notes to the Accounts (continued)

26. Fixed assets (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**7,282**	8,217
On medium-term lease (10-50 years)	**4,351**	4,942
On short-term lease (less than 10 years)	**2**	3
Held outside Hong Kong		
On long-term lease (over 50 years)	**52**	53
On medium-term lease (10-50 years)	**219**	222
On short-term lease (less than 10 years)	**6**	6
	11,912	13,443

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**4,048**	4,666
On medium-term lease (10-50 years)	**879**	929
Held outside Hong Kong		
On long-term lease (over 50 years)	**33**	37
On medium-term lease (10-50 years)	**90**	93
	5,050	5,725

As at 30 June 2003, the premises are included in the balance sheet at directors' valuation, having regard to the valuation carried out at 30 June 2003 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited, on the majority of the premises. Investment properties were also revalued at 30 June 2003 on the basis of their open market value by Chesterton Petty Limited.

Notes to the Accounts (continued)

26. Fixed assets (continued)

As a result of the above-mentioned revaluations, decreases in value of the Group's premises and investment properties were recognised in the Group's property revaluation reserves and the profit and loss account respectively as follows:

	Premises HK$'m	Investment properties HK$'m	Total HK$'m
Decrease in valuation debited to property revaluation reserves	**(49)**	**—**	**(49)**
Decrease in valuation charged to profit and loss account	**(729)**	**(494)**	**(1,223)**
	(778)	**(494)**	**(1,272)**

As at 30 June 2003, the net book value of premises that would have been included in the Group's balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$5,890 million (31 December 2002: HK$7,448 million).

27. Hong Kong SAR currency notes in circulation

The Hong Kong SAR currency notes in circulation are secured by deposit of funds in respect of which the Hong Kong SAR Government certificates of indebtedness are held.

28. Deposits from customers

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Demand deposits and current accounts	**20,716**	21,476
Savings deposits	**226,087**	204,363
Time, call and notice deposits	**338,332**	375,138
	585,135	600,977

29. Assets pledged as security

At 30 June 2003, liabilities of the Group amounting to HK$4,371 million (31 December 2002: HK$3,198 million) were secured by assets deposited with central depositories to facilitate settlement operations. The amount of assets pledged by the Group to secure these liabilities was HK$4,497 million (31 December 2002: HK$3,400 million) included in "Cash and short-term funds".

Notes to the Accounts (continued)

30. Other accounts and provisions

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Interest payable	**815**	1,167
Current taxation (Note 31(a))	**924**	544
Deferred taxation (Note 31(b))	**446**	328
Restructuring provision (Note)	**649**	649
Accruals and other payables	**20,016**	15,019
	22,850	17,707

Note:

Restructuring provision

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
At 1 January	**649**	666
Utilised during the period/year	**—**	(17)
	649	649

The restructuring provision was made in relation to the restructuring and merger of the Group, which mainly represented the stamp duty payable that arose from restructuring activities of the Group.

31. Tax liabilities

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Current taxation (Note a)	**924**	544
Deferred taxation (Note b)	**446**	328
	1,370	872

(a) Current taxation

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Hong Kong profits tax	**914**	531
Overseas taxation	**10**	13
	924	544

Notes to the Accounts (continued)

31. Tax liabilities (continued)

(b) Deferred taxation

In the current period, deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts according to revised SSAP 12. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the first half of 2003 showing the impact of the adoption of revised SSAP 12, are as follows:

	2003					
	Accelerated tax depreciation HK$'m	**Asset revaluation HK$'m**	**Losses HK$'m**	**Provisions HK$'m**	**Other temporary differences HK$'m**	**Total HK$'m**
At 1 January 2003, as previously reported	**11**	**—**	**—**	**—**	**—**	**11**
Effect of adoption of SSAP 12 (revised)	**236**	**1,043**	**(2)**	**(1,009)**	**2**	**270**
At 1 January 2003, as restated	**247**	**1,043**	**(2)**	**(1,009)**	**2**	**281**
(Credited)/charged to profit and loss account	**(4)**	**(31)**	**—**	**204**	**(9)**	**160**
Credited to equity	**—**	**(6)**	**—**	**—**	**—**	**(6)**
At 30 June 2003	**243**	**1,006**	**(2)**	**(805)**	**(7)**	**435**

	2002					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2002, as previously reported	8	—	—	—	—	8
Effect of adoption of SSAP 12 (revised)	197	1,230	(4)	(1,039)	(2)	382
At 1 January 2002, as restated	205	1,230	(4)	(1,039)	(2)	390
Charged/(credited) to profit and loss account	39	(189)	2	30	4	(114)
Acquisition of a subsidiary	3	—	—	—	—	3
Charged to equity	—	2	—	—	—	2
At 31 December 2002, as restated	247	1,043	(2)	(1,009)	2	281

Notes to the Accounts (continued)

31. Tax liabilities (continued)

(b) Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Deferred tax assets (Note)	**(11)**	(47)
Deferred tax liabilities	**446**	328
	435	281

Note: The amounts have been included in "Other assets".

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(824)**	(1,029)
Deferred tax liabilities to be settled after more than twelve months	**259**	262
	(565)	(767)

32. Share capital

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	**52,864**	52,864

Notes to the Accounts (continued)

33. Reserves

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Premises revaluation reserve	**56**	99
Translation reserve	**(2)**	(2)
Retained earnings	**4,449**	3,710
	4,503	3,807

34. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit after provisions to operating cash outflow before taxation:

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Operating profit after provisions	**4,470**	4,236
Depreciation	**322**	359
Charge for bad and doubtful debts	**1,669**	1,766
Advances written off net of recoveries	**(1,512)**	(664)
Change in money at call and short notice with original maturity over three months	**2,572**	14,611
Change in treasury bills with original maturity over three months	**855**	4,275
Change in placements with banks and other financial institutions with original maturity over three months	**(14,645)**	(2,686)
Change in trade bills	**(116)**	(202)
Change in certificates of deposit held with original maturity over three months	**(1,006)**	812
Change in held-to-maturity securities	**1,372**	(51,576)
Change in other investments in securities	**(10,348)**	7,409
Change in advances and other accounts	**(672)**	(5,699)
Change in other assets	**1,246**	2,209
Change in deposits and balances of banks and other financial institutions repayable over three months	**9,967**	(6,540)
Change in deposits from customers	**(15,842)**	5,042
Change in other accounts and provisions	**4,645**	(900)
Exchange differences	**—**	1
Operating cash outflow before taxation	**(17,023)**	(27,547)

Notes to the Accounts (continued)

34. Notes to consolidated cash flow statement (continued)

(b) Analysis of changes in financing

	2003		
	Share capital HK$'m	**Certificates of deposit issued HK$'m**	**Minority interests HK$'m**
At 1 January 2003	**52,864**	**—**	**1,114**
Minority interests share of profits	**—**	**—**	**57**
Dividend paid to minority shareholders	**—**	**—**	**(54)**
At 30 June 2003	**52,864**	**—**	**1,117**

	(Unaudited) 2002		
	Share capital HK$'m	Certificates of deposit issued HK$'m	Minority interests HK$'m
At 1 January 2002	52,864	5,000	1,066
Minority interests share of profits	—	—	63
Dividend payable to minority shareholders	—	—	(45)
At 30 June 2002	52,864	5,000	1,084

(c) Analysis of the balances of cash and cash equivalents

	At 30 June 2003 HK$'m	(Unaudited) At 30 June 2002 HK$'m
Cash and balances with banks and other financial institutions	**6,615**	5,217
Money at call and short notice with original maturity within three months	**53,017**	72,193
Treasury bills with original maturity within three months	**14,169**	4,904
Placements with banks and other financial institutions with original maturity within three months	**16,607**	34,302
Certificates of deposit held with original maturity within three months	**495**	—
Deposits and balances of banks and other financial institutions with original maturity within three months	**(26,072)**	(15,005)
	64,831	101,611

Notes to the Accounts (continued)

34. Notes to consolidated cash flow statement (continued)

(d) Disposal of a subsidiary

	Half-year ended 30 June 2003 HK$'m	(Unaudited) Half-year ended 30 June 2002 HK$'m
Net assets disposed:		
— Fixed assets	158	—
— Loss on disposal	(1)	—
	157	—
Satisfied by:		
— Cash	157	—
Analysis of net cash inflow in respect of the disposal of a subsidiary:		
— Cash consideration received	157	—

35. Maturity profile

The maturity profile of assets and liabilities analysed by the remaining period as at 30 June 2003 and 31 December 2002 to the contractual maturity dates is as follows:

	At 30 June 2003						
	Repayable on demand HK$'m	3 months or less HK$'m	1 year or less but over 3 months HK$'m	5 years or less but over 1 year HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets							
Treasury bills	—	16,699	2,428	—	—	—	19,127
Cash and other short-term funds	6,615	69,088	—	—	—	—	75,703
Placements with banks and other financial institutions	15	73,858	17,815	—	—	—	91,688
Certificates of deposit held	—	4,755	4,268	9,573	199	—	18,795
Debt securities included in:							
— held-to-maturity securities	—	9,006	9,233	67,650	6,963	45	92,897
— other investments in securities	—	13,847	8,819	50,272	1,625	—	74,563
Advances to customers	24,093	19,645	27,319	128,077	96,867	25,180	321,181
Advances to banks and other financial institutions	—	1	1	550	390	—	942
Liabilities							
Deposits and balances of banks and other financial institutions	4,790	31,222	2,473	—	—	—	38,485
Deposits from customers	249,830	317,644	17,333	328	—	—	585,135

Notes to the Accounts (continued)

35. Maturity profile (continued)

	At 31 December 2002						
	Repayable on demand HK$'m	3 months or less HK$'m	1 year or less but over 3 months HK$'m	5 years or less but over 1 year HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets							
Treasury bills	—	12,567	1,504	—	—	—	14,071
Cash and other short-term funds	5,007	95,997	—	—	—	—	101,004
Placements with banks and other financial institutions	21	72,411	7,727	—	—	—	80,159
Certificates of deposit held	—	1,921	6,589	8,824	194	—	17,528
Debt securities included in:							
— held-to-maturity securities	—	11,565	12,798	65,763	4,064	78	94,268
— other investments in securities	—	15,919	6,068	39,178	3,044	—	64,209
Advances to customers	26,979	17,172	25,702	124,813	100,533	25,835	321,034
Advances to banks and other financial institutions	—	1	1	303	—	—	305
Liabilities							
Deposits and balances of banks and other financial institutions	4,164	25,403	390	—	—	—	29,957
Deposits from customers	228,103	350,232	22,215	427	—	—	600,977

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset, which is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

Notes to the Accounts (continued)

36. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Direct credit substitutes	**2,317**	3,839
Transaction-related contingencies	**4,067**	2,286
Trade-related contingencies	**15,626**	16,409
Other commitments with an original maturity of:		
— under one year or which are unconditionally cancellable	**77,965**	75,844
— one year and over	**54,457**	64,402
	154,432	162,780

Notes to the Accounts (continued)

36. Off-balance sheet exposures (continued)

(b) Derivatives

The following is a summary of the notional amounts of each significant type of derivative:

	At 30 June 2003			At 31 December 2002		
	Trading HK$'m	**Hedging HK$'m**	**Total HK$'m**	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts						
Spot	**24,598**	**—**	**24,598**	13,697	—	13,697
Forward and futures contracts	**971**	**—**	**971**	224	—	224
Swaps	**164,892**	**5,935**	**170,827**	179,544	6,082	185,626
Foreign exchange option contracts						
— Currency options purchased	**1,174**	**—**	**1,174**	622	—	622
— Currency options written	**27,472**	**—**	**27,472**	28,633	—	28,633
	219,107	**5,935**	**225,042**	222,720	6,082	228,802
Interest rate contracts						
Interest rate swaps	**78**	**20,194**	**20,272**	228	20,055	20,283
Interest rate futures	**156**	**—**	**156**	—	—	—
	234	**20,194**	**20,428**	228	20,055	20,283
Bullion contracts						
Bullion contracts	**687**	**—**	**687**	779	—	779
Gold options purchased	**5**	**—**	**5**	—	—	—
Gold options written	**6**	**—**	**6**	—	—	—
	698	**—**	**698**	779	—	779
Equity contracts						
Equity options purchased	**1,055**	**—**	**1,055**	975	—	975
Equity options written	**764**	**—**	**764**	873	—	873
	1,819	**—**	**1,819**	1,848	—	1,848
Other contracts						
Bond options purchased	**780**	**—**	**780**	—	—	—
Bond options written	**780**	**—**	**780**	—	—	—
	1,560	**—**	**1,560**	—	—	—
Total	**223,418**	**26,129**	**249,547**	225,575	26,137	251,712

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge those positions.

Notes to the Accounts (continued)

36. Off-balance sheet exposures (continued)

(b) Derivatives (continued)

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures, which do not take into account the effects of bilateral netting arrangements are as follows:

	At 30 June 2003	At 31 December 2002	At 30 June 2003	At 31 December 2002
	Credit risk weighted amount		**Replacement cost**	
	HK$'m	HK$'m	**HK$'m**	HK$'m
Contingent liabilities and commitments	**31,942**	45,936	**N/A**	N/A
Derivatives:				
— Exchange rate contracts	**647**	596	**1,294**	870
— Interest rate contracts	**50**	60	**76**	120
— Bullion contracts	**4**	5	**10**	13
— Equity contracts	**31**	33	**13**	17
— Other contracts	**1**	—	**3**	—
	733	694	**1,396**	1,020
Total	**32,675**	46,630	**1,396**	1,020

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at 30 June 2003 and 31 December 2002; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

Notes to the Accounts (continued)

37. Capital commitments

The Group has the following outstanding capital commitments not provided for in the accounts:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Authorised and contracted for but not recorded	**229**	303

The above capital commitments mainly relate to commitments to purchase computer equipment and software.

38. Operating lease commitments

The Group as lessee

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Land and buildings		
— not later than one year	**188**	164
— later than one year but not later than five years	**193**	175
— later than five years	**9**	9
	390	348
Computer equipment		
— not later than one year	**1**	—
	1	—

The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Land and buildings		
— not later than one year	**187**	198
— later than one year but not later than five years	**184**	226
— later than five years	**—**	2
	371	426

Notes to the Accounts (continued)

39. Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.

(a) By class of business

	Half-year ended 30 June 2003					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	4,987	1,275	322	6,584	—	6,584
Other operating income	1,445	639	422	2,506	(254)	2,252
Operating income	6,432	1,914	744	9,090	(254)	8,836
Operating expenses	(2,130)	(82)	(739)	(2,951)	254	(2,697)
Operating profit before provisions	4,302	1,832	5	6,139	—	6,139
Charge for bad and doubtful debts	(1,669)	—	—	(1,669)	—	(1,669)
Operating profit after provisions	2,633	1,832	5	4,470	—	4,470
Net loss from disposal/ revaluation of fixed assets	—	—	(1,241)	(1,241)	—	(1,241)
Net gain from disposal of *held-to-maturity securities* and investment securities	—	—	1	1	—	1
Write-back of provision for impairment on held-to-maturity securities and investment securities	—	19	1	20	—	20
Net loss on disposal of a subsidiary	—	—	(1)	(1)	—	(1)
Write-back of provision for impairment on investments in associates	—	—	6	6	—	6
Share of net losses of associates	—	—	(10)	(10)	—	(10)
Profit/(loss) before taxation	2,633	1,851	(1,239)	3,245	—	3,245

Notes to the Accounts (continued)

39. Segmental reporting (continued)

(a) By class of business (continued)

	Half-year ended 30 June 2003					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Assets						
Segment assets	313,249	403,275	18,459	734,983	—	734,983
Investments in associates	—	—	399	399	—	399
Unallocated corporate assets	—	—	112	112	—	112
	313,249	403,275	18,970	735,494	—	735,494
Liabilities						
Segment liabilities	598,742	75,796	192	674,730	—	674,730
Unallocated corporate liabilities	—	—	2,280	2,280	—	2,280
	598,742	75,796	2,472	677,010	—	677,010
Other Information						
Additions of fixed assets	—	—	40	40	—	40
Depreciation	—	—	322	322	—	322
Amortisation of premium/ discount of held-to-maturity securities	—	348	—	348	—	348
Non-cash expenses other than depreciation/ amortisation	1,669	—	—	1,669	—	1,669

Notes to the Accounts (continued)

39. Segmental reporting (continued)

(a) By class of business (continued)

	(Unaudited) Half-year ended 30 June 2002					
	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income	5,497	1,030	364	6,891	—	6,891
Other operating income	1,456	457	383	2,296	(286)	2,010
Operating income	6,953	1,487	747	9,187	(286)	8,901
Operating expenses	(2,260)	(88)	(637)	(3,185)	286	(2,899)
Operating profit/(loss) before provisions	4,693	1,399	(90)	6,002	—	6,002
Charge for bad and doubtful debts	(1,766)	—	—	(1,766)	—	(1,766)
Operating profit/(loss) after provisions	2,927	1,399	(90)	4,236	—	4,236
Net gain from disposal of fixed assets	—	—	8	8	—	8
Net loss from disposal of held-to-maturity securities and investment securities	—	(2)	—	(2)	—	(2)
Provision for impairment on held-to-maturity securities and investment securities	—	(7)	—	(7)	—	(7)
Provision for impairment on investments in associates	—	—	(30)	(30)	—	(30)
Share of net profits of associates	—	—	6	6	—	6
Profit/(loss) before taxation	2,927	1,390	(106)	4,211	—	4,211
Assets						
Segment assets	308,963	406,116	20,724	735,803	—	735,803
Investments in associates	—	—	366	366	—	366
Unallocated corporate assets	—	—	1,666	1,666	—	1,666
	308,963	406,116	22,756	737,835	—	737,835
Liabilities						
Segment liabilities	621,777	57,688	2,253	681,718	—	681,718
Unallocated corporate liabilities	—	—	1,786	1,786	—	1,786
	621,777	57,688	4,039	683,504	—	683,504

Notes to the Accounts (continued)

39. Segmental reporting (continued)

(a) By class of business (continued)

	Commercial banking HK$'m	Treasury HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
	(Unaudited) Half-year ended 30 June 2002					
Other Information						
Additions of fixed assets	—	—	26	26	—	26
Depreciation	—	—	359	359	—	359
Amortisation of premium/ discount of held-to-maturity securities	—	651	—	651	—	651
Non-cash expenses other than depreciation/ amortisation	1,766	—	—	1,766	—	1,766

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month interbank rates of the relevant financial period. In addition, the gains and losses on the foreign exchange activities of the Group are included under "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, investments in associates and other items that cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. Operating expenses of other shared services, which cannot be allocated to a specific business segment, are included under "Unallocated".

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

Notes to the Accounts (continued)

40. Loans to directors and officers

Particulars of advances made to directors and officers of the Group pursuant to section 161B(4C) of the Hong Kong Companies Ordinance are as follows:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Aggregate amount of relevant loans outstanding at period/year end	**37**	99
Maximum aggregate amount of relevant loans outstanding during the period/year	**99**	137

41. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or other entities.

The Group entered into various transactions with related parties including the ultimate holding company, the associates of the Group and entities, directly or indirectly, controlled or significantly influenced by the ultimate holding company.

(a) Sale of properties to BOC Insurance

In April 2003, BOCHK completed the disposal of Sin Hua Bank Centre, at the consideration of HK$193 million, to BOC Insurance. Following the disposal, BOCHK leased back part of the subject property from BOC Insurance at a monthly rental of HK$400,000 (exclusive of rates and management fees) for the operation of its Gilman Street Branch.

(b) Advances to third parties guaranteed by related parties

As at 30 June 2003, the ultimate holding company and a fellow subsidiary provided guarantees for loans in favour of the Group amounting to HK$2,016 million (31 December 2002: HK$1,982 million) to certain third parties. The fellow subsidiary held equity interests of not more than 20% in these third parties.

Notes to the Accounts (continued)

41. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with the related parties

The aggregate income and expenses arising from related party transactions with the ultimate holding company, fellow subsidiaries, and associates are summarised as follows:

	Note	**Half-year ended 30 June 2003 HK$'m**	(Unaudited) Half-year ended 30 June 2002 HK$'m
Profit and loss items:			
Interest income	(i)	**181**	361
Interest expense	(ii)	**(164)**	(122)
Insurance commission received (net)	(iii)	**43**	11
Administrative services fees received/receivable	(iv)	**12**	10
Rental fees received/receivable	(iv)	**15**	11
Funds selling commission received	(vi)	**8**	79
Correspondent banking fee received	(vii)	**4**	4
Loan services fees received	(viii)	**5**	2
Credit card commission paid/payable (net)	(v)	**(19)**	(22)
Securities brokerage commission paid/payable (net)	(v)	**(42)**	(54)
Rental, property management and letting agency fees paid/payable	(v)	**(35)**	(37)
Charge for bad and doubtful debts		**(1)**	15

	Note	**At 30 June 2003 HK$'m**	At 31 December 2002 HK$'m
Balance sheet items:			
Cash and short-term funds	(i)	**11,724**	15,041
Placements with banks and other financial institutions	(i)	**14,869**	17,539
Advances and other accounts	(i), (ix)	**769**	867
Other investments in securities	(i)	**233**	234
Other assets	(x)	**53**	5
Deposits from and balances of banks and other financial institutions	(ii)	**19,435**	20,304
Deposits from customers	(ii)	**5,186**	4,409
Other accounts and provisions	(x)	**27**	5

Notes to the Accounts (continued)

41. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with the related parties (continued)

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with the ultimate holding company, fellow subsidiaries and associates including deposit of cash and short-term funds, placement of interbank deposits, investments in securities and provision of loans. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from the ultimate holding company, fellow subsidiaries and associates on normal commercial terms with reference to prevailing market rates.

(iii) Insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general and life insurance policies from fellow subsidiaries on normal commercial terms with reference to prevailing market rates.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group provides various administrative services including internal audit, technology, human resources support and training to, and receives office premises rental fees from the ultimate holding company, fellow subsidiaries and associates on normal commercial terms.

(v) Commission, property management, letting agency fee and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to the ultimate holding company and fellow subsidiaries. The Group also pays rental fees to the ultimate holding company and its fellow subsidiaries. These transactions have been entered into in the ordinary course of business and on normal commercial terms.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission and acts as an intermediary engaging in promotion and sale of fund products of a fellow subsidiary to customers of the Group on normal commercial terms.

(vii) Correspondent banking fee received

In the ordinary course of business, the ultimate holding company provides services to the Group's customers including the remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with the ultimate holding company on the basis agreed between the parties from time to time.

(viii) Loan services fees received

In the ordinary course of business, the Group undertakes to service and administer the loans and the related securities transferred to a fellow subsidiary and the ultimate holding company at a fee agreed among the parties from time to time.

Notes to the Accounts (continued)

41. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with the related parties (continued)

Notes: (continued)

(ix) Advances and other accounts

In the ordinary course of business, the Group extends loans and credit facilities to the ultimate holding company, fellow subsidiaries, and associates on normal commercial terms with reference to prevailing market rates. The revenue from such transactions would include interest income on the amount drawn as well as arrangement and commitment fees.

(x) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to the ultimate holding company and fellow subsidiaries. The receivables and payables arose from transactions carried out in the normal course of business.

(d) Off-balance sheets items

Contingent liabilities and commitments

In the ordinary course of business, the Group provides guarantees for the obligations of fellow subsidiaries on normal commercial terms. Such guarantees as at 30 June 2003 amounted to HK$170 million (31 December 2002: HK$185 million).

Derivatives

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with the ultimate holding company and fellow subsidiaries. The aggregate notional amount of such derivative transactions amounted to HK$20,550 million as at 30 June 2003 (31 December 2002: HK$12,722 million). These transactions are executed on normal commercial terms with reference to prevailing market rates.

(e) Balances with group companies and associates

Included in the following balance sheet captions are balances with the ultimate holding company:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Cash and short-term funds	**11,618**	15,031
Placements with banks and other financial institutions	**14,867**	17,533
Advances and other accounts	**46**	4
Other investments in securities	**233**	234
Other assets	**3**	—
Deposits from and balances of banks and other financial institutions	**18,239**	19,107
Other accounts and provisions	**25**	—

Notes to the Accounts (continued)

41. Significant related party transactions (continued)

(e) Balances with group companies and associates (continued)

Included in the following balance sheet captions are balances with fellow subsidiaries and associates of the ultimate holding company:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Cash and short-term funds	**106**	10
Placements with banks and other financial institutions	**2**	6
Advances and other accounts	**462**	517
Other assets	**50**	5
Deposits from and balances of banks and other financial institutions	**1,189**	1,195
Deposits from customers	**5,115**	4,352
Other accounts and provisions	**2**	5

There were no material balances with associates of the Group as at 30 June 2003.

(f) Key management personnel

The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During the period and that of the prior year, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

42. Comparative figures

As further explained in Notes 10 and 31 to the accounts, due to the adoption of SSAP 12 (revised) "Income taxes" during the current period, the presentation of certain items and balances in the accounts have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform to the current period's presentation.

43. Approval of interim accounts

This audited interim accounts were approved and authorised for issue by the Board of Directors on 5 September 2003.

44. Ultimate holding company

The ultimate holding company is BOC, a state-owned commercial bank established under the laws of PRC.

Unaudited Supplementary Financial Information

1. Capital adequacy ratio

	At 30 June 2003	At 31 December 2002*
Capital adequacy ratio	**14.66%**	13.99%
Adjusted capital adequacy ratio	**14.87%**	14.39%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 30 June 2003 and 31 December 2002 and reported to the HKMA is analysed as follows:

	At 30 June 2003 HK$'m	At 31 December 2002* HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**10,452**	8,087
Profit and loss account	**1,302**	2,360
Minority interests	**892**	867
	55,689	54,357
Supplementary capital:		
General provisions for doubtful debts	**5,077**	5,200
Total capital base before deductions	**60,766**	59,557
Deductions:		
Shareholdings in subsidiaries or holding company	**(449)**	(482)
Exposures to connected companies	**(841)**	(918)
Equity investments of 20% or more in non-subsidiary companies	**(117)**	(171)
Investments in the capital of other banks or other financial institutions	**(1)**	(1)
	(1,408)	(1,572)
Total capital base after deductions	**59,358**	57,985

* Prior year comparatives have not been restated on adoption of SSAP 12 (revised) "Income taxes".

Unaudited Supplementary Financial Information (continued)

3. Liquidity ratio

	Half-year ended 30 June 2003	Half-year ended 30 June 2002
Average liquidity ratio	**37.93%**	41.26%

The average liquidity ratios for the half-year ended 30 June 2003 and 30 June 2002 are calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net option position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

At 30 June 2003

Equivalent in millions of HK$

	US Dollars	Pound Sterling	Japanese Yen	Euro Dollars	Swiss Franc	Australian Dollars	New Zealand Dollars	Macau Pataca	Renminbi Yuan	Others	Total
Spot assets	161,334	8,619	12,040	19,666	146	19,876	10,009	137	1,023	7,132	239,982
Spot liabilities	(132,231)	(14,816)	(3,002)	(11,956)	(718)	(25,792)	(13,492)	(1)	(750)	(11,289)	(214,047)
Forward purchases	114,186	9,850	13,550	11,868	8,988	17,621	7,983	—	—	5,774	189,820
Forward sales	(142,654)	(3,786)	(22,645)	(19,957)	(8,358)	(11,824)	(4,561)	—	—	(1,639)	(215,424)
Net options position	(647)	13	8	182	—	216	178	—	—	51	1
Net long/(short) position	(12)	(120)	(49)	(197)	58	97	117	136	273	29	332

At 31 December 2002

Equivalent in millions of HK$

	US Dollars	Pound Sterling	Japanese Yen	Euro Dollars	Swiss Franc	Australian Dollars	New Zealand Dollars	Macau Pataca	Renminbi Yuan	Others	Total
Spot assets	168,003	7,641	19,227	16,688	404	23,525	11,809	141	611	5,176	253,225
Spot liabilities	(135,565)	(16,461)	(2,595)	(10,753)	(703)	(27,799)	(15,226)	(1)	(425)	(6,548)	(216,076)
Forward purchases	102,549	12,188	14,640	7,025	5,756	8,798	5,381	—	—	2,076	158,413
Forward sales	(138,688)	(3,474)	(31,354)	(13,279)	(5,491)	(4,541)	(1,884)	—	—	(703)	(199,414)
Net options position	(444)	13	—	41	—	192	100	—	—	101	3
Net long/(short) position	(4,145)	(93)	(82)	(278)	(34)	175	180	140	186	102	(3,849)

There were no significant net structural positions for the Group as at 30 June 2003 and 31 December 2002.

Unaudited Supplementary Financial Information (continued)

5. Segmental information

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
— Property development	**28,247**	26,591
— Property investment	**48,728**	50,992
— Financial concerns	**8,214**	8,891
— Stockbrokers	**84**	82
— Wholesale and retail trade	**23,709**	23,781
— Manufacturing	**13,122**	12,834
— Transport and transport equipment	**12,643**	11,192
— Others	**43,047**	40,440
Individuals		
— Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**18,890**	19,956
— Loans for purchase of other residential properties	**84,895**	85,853
— Credit card advances	**3,385**	3,554
— Others	**7,950**	8,469
Total loans for use in Hong Kong	**292,914**	292,635
Trade finance	**9,195**	8,873
Loans for use outside Hong Kong	**19,072**	19,526
Gross advances to customers	**321,181**	321,034

Unaudited Supplementary Financial Information (continued)

5. Segmental information (continued)

(b) Geographical analysis of gross advances to customers, overdue advances and non-performing loans

The following geographical analysis of gross advances to customers, advances overdue for over three months and NPLs is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Hong Kong	**304,393**	304,924
Mainland China	**7,094**	4,456
Others	**9,694**	11,654
	321,181	321,034

(ii) Advances overdue for over three months

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Hong Kong	**15,760**	17,060
Mainland China	**923**	1,402
Others	**145**	163
	16,828	18,625

(iii) Non-performing loans

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Hong Kong	**23,525**	23,653
Mainland China	**1,259**	1,755
Others	**265**	251
	25,049	25,659

Unaudited Supplementary Financial Information (continued)

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 30 June 2003				
Asia, other than Hong Kong				
— Mainland China	31,677	2,081	8,046	41,804
— Others	43,608	680	4,855	49,143
	75,285	2,761	12,901	90,947
North America				
— United States	9,081	15,143	17,563	41,787
— Others	14,379	2,865	11	17,255
	23,460	18,008	17,574	59,042
Western Europe				
— France	30,858	—	2,837	33,695
— Germany	37,448	—	6,231	43,679
— Others	85,248	896	11,405	97,549
	153,554	896	20,473	174,923
Total	252,299	21,665	50,948	324,912

Unaudited Supplementary Financial Information (continued)

6. Cross-border claims (continued)

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2002				
Asia, other than Hong Kong				
— Mainland China	36,489	2,665	5,426	44,580
— Others	44,078	6,015	4,160	54,253
	80,567	8,680	9,586	98,833
North America				
— United States	8,133	10,594	15,703	34,430
— Others	12,158	2,647	14	14,819
	20,291	13,241	15,717	49,249
Western Europe				
— France	28,623	—	3,372	31,995
— Germany	36,172	—	10,743	46,915
— Others	81,220	1,451	9,139	91,810
	146,015	1,451	23,254	170,720
Total	246,873	23,372	48,557	318,802

Unaudited Supplementary Financial Information (continued)

7. Overdue and rescheduled assets

(a) Overdue and non-performing loans

	At 30 June 2003		At 31 December 2002	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
— six months or less but over three months	**1,952**	**0.61%**	2,240	0.70%
— one year or less but over six months	**2,174**	**0.68%**	3,486	1.08%
— over one year	**12,702**	**3.95%**	12,899	4.02%
Advances overdue for over three months	**16,828**	**5.24%**	18,625	5.80%
Less:				
Amount overdue for over three months and on which interest is still being accrued	**(158)**	**(0.05%)**	(550)	(0.17%)
Add:				
Amount overdue for three months or less and on which interest is being placed in suspense or on which interest accrual has ceased				
— included in rescheduled advances	**1,319**	**0.41%**	1,436	0.45%
— others	**7,060**	**2.20%**	6,148	1.91%
Gross non-performing loans	**25,049**	**7.80%**	25,659	7.99%

At 30 June 2003 and 31 December 2002, there were no advances to banks and other financial institutions that were overdue for over three months.

Unaudited Supplementary Financial Information (continued)

7. Overdue and rescheduled assets (continued)

(b) Other overdue assets

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Overdue for:		
— six months or less but over three months	**4**	3
— one year or less but over six months	**2**	1
	6	4

As at 30 June 2003, other overdue assets represented the accrued interest.

(c) Rescheduled advances to customers

	At 30 June 2003		At 31 December 2002	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers	**1,335**	**0.42%**	1,464	0.46%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included under overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

As at 30 June 2003 and 31 December 2002, there were no rescheduled advances to banks and other financial institutions.

Unaudited Supplementary Financial Information (continued)

8. Repossessed assets held

	At 30 June 2003 HK$'m	At 31 December 2002 HK$'m
Repossessed assets held	**1,703**	2,097

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers. Upon repossession of the assets, the related loans and advances will continue to be recorded as loans and advances until all collection efforts have been exhausted and the repossessed assets are realised. Specific provisions will be made after taking into account the market value of the repossessed assets which are yet to be disposed. Upon disposal of the repossessed assets, any specific provisions previously made will be utilised to write off the loans and advances.

9. Risk management

Overview

Management of risk is fundamental to the business of the Group and is an integral part of its strategy. The principal types of risk inherent in the Group's business include credit risk, market risk (including interest rate and exchange rate risk), liquidity risk and operational risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, reduce the wide volatility in earnings and increase shareholder value, while maintaining its risk exposures within acceptable limits.

Risk Management Structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

To achieve BOCHK's risk management goals, BOCHK established, in connection with its reorganisation, a more centralised, independent and comprehensive risk management structure that involves the following elements:

- a standardised corporate governance structure to provide active oversight and participation by the Board of Directors, committees and senior management;
- reporting lines that are independent of BOCHK's SBUs;
- uniform risk management policies, procedures and limits by which BOCHK identifies, measures, monitors and controls inherent risks;
- improved risk measurement, monitoring and management information systems to support business activities and risk management; and
- clearly defined risk management responsibilities and accountability.

BOCHK has developed and implemented comprehensive risk management policies and procedures to identify, measure, monitor and control credit risk, market risk, liquidity risk and operational risk across the organisation. The RMC under the Board of Directors is responsible for approving risk management policies and procedures and significant asset and liability management policies proposed by the ALCO.

Unaudited Supplementary Financial Information (continued)

9. Risk management (continued)

Risk Management Structure (continued)

Each SBU is responsible for the implementation of appropriate policies, procedures and controls in relation to risk management. Our CRO oversees and monitors the operations of the RMD and reports directly to the RMC. Our CRO is also responsible for assisting the Chief Executive on the bank-wide credit risk, market risk and operational risk management and submitting to the RMC the independent risk management report each month.

Our CFO has oversight responsibilities for the soundness of the Group's capitalisation and earnings. In addition, our CFO, with assistance of the Treasurer, monitors the bank-wide interest rate risk and liquidity risk and reports the financial position of the bank relating to interest rate risk and liquidity risk to the ALCO and the RMC on a regular basis.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, also face the same types of inherent business risks and they adopt consistent risk management strategies and policies as BOCHK. These subsidiaries execute their risk management strategy independently and functionally report to BOCHK's management on a regular basis.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with BOCHK. Credit risk arises principally from BOCHK's lending, trade finance and treasury operations.

BOCHK's primary goal in credit risk management is to maximise its risk-adjusted rate of return while maintaining its credit risk exposure within acceptable parameters. In particular, BOCHK has developed and implemented comprehensive policies and procedures to identify, measure, monitor and control credit risk across the organisation. The RMC sets the Group's overall risk management strategy and policies, the Group's overall risk limits and credit authorisation systems. The RMC is responsible for reviewing and approving the Group's risk management policies and procedures as well as modifications to these policies and procedures. BOCHK's credit risk management structure seeks to meet its primary goal by:

— establishing an appropriate credit risk environment;
— enforcing prudent procedures for approving credits;
— maintaining an appropriate credit administration, measurement and monitoring process; and
— ensuring adequate independent oversight and control over credit risk.

Consistent with BOCHK's overall risk management objectives, the key principles that ensure effective implementation of BOCHK's credit risk management strategy are:

— balancing BOCHK's tolerance for risk with the level of expected returns;
— diversifying BOCHK's loan portfolio by geographic regions, industries, products, customers, maturities and currencies;
— maintaining the independence of the credit review process to ensure risk assessment and monitoring are conducted in an objective and comprehensive manner;
— emphasising the importance of cash flow as an essential factor in assessing applicants' repayment ability;
— compliance with legal and regulatory requirements;
— assigning clearly defined credit risk management responsibilities and accountability to each relevant operating unit and people involved in the risk management process;

Unaudited Supplementary Financial Information (continued)

9. Risk management (continued)

Credit Risk Management (continued)

— avoiding over-reliance on collateral and guarantees;
— ensuring accurate measurement and full disclosure of credit risk exposure; and
— maintenance of consistent credit policy.

Credit Risk Management Structure

BOCHK's Board of Directors, representing the shareholders' overall interests, is responsible for determining its credit risk management strategic objectives and principles. The Board, with the aim of maximising BOCHK's risk-adjusted returns as well as shareholders' wealth, holds ultimate responsibility for BOCHK's overall credit risk management process.

The RMC is a board level committee that has the responsibility of determining and revising BOCHK's credit risk management policies and procedures. BOCHK believes that independence and proper checks-and-balances are of critical importance in effective risk management. To this purpose, in BOCHK's managerial/organisational structure, the RMD and the Audit Department are placed onto the hierarchical position in which they report directly to the RMC and Audit Committee respectively. All these committees and departments form an independent line of control.

In addition, respective responsibilities, accountabilities and authorities related to credit risk management are clearly defined throughout BOCHK.

The Chief Executive is responsible for, among other things, implementing the credit risk management strategy and significant policies approved by the Board. The Chief Executive is also charged with balancing BOCHK's goal of generating a high yield on its assets with the need to maintain risk exposure within the shareholder's tolerance level.

The Credit Committee has primary responsibility for reviewing and approving loans exceeding the credit extension limit of the deputy chief executives of credit initiation unit, loans exceeding the credit extension limit of the head of the Special Assets Management Department in the course of restructuring classified loans, loans exceeding the veto right of the CRO and applications which have been vetoed by our CRO and in respect of which an appeal has been lodged with the credit committee. BOCHK's credit initiation units, such as Corporate Banking, Retail Banking and China Business Head Office, act as the first line of risk control. They are required to conduct business activities within the limits of delegated authority and in accordance with BOCHK's credit risk management strategy, policies and procedures.

The RMD, being structurally independent to credit initiation units, assists the Chief Executive in managing credit risk based on the credit risk management strategies and policies. It also provides independent due diligence relating to identifying, measuring, monitoring and controlling credit risk. To avoid any potential conflicts of interest, the credit review functions are independent of the business development units. Multilevel credit approval authorities are set depending mostly on the credit officers' professional experience, skill and responsibilities. All credit approval and review authorities originate from BOCHK's Board of Directors.

The Special Assets Management Department is responsible for the collection of NPLs. Other departments, though not specified above, are also charged with relevant matters in relation to credit risk management.

Unaudited Supplementary Financial Information (continued)

9. Risk management (continued)

Credit Approval Procedures

BOCHK employs discriminatory approval procedures for high-risk loans and low-risk loans.

Low risk credit transactions that fulfil certain requirements relating to credit types, loan purposes, loan amount, guarantee, collateral coverage and security adequacy are processed using low risk loan approval procedures. Under these procedures, authorised credit officers in credit initiation units may approve this type of credit applications without prior review by the RMD. The corresponding loan review officer in the RMD should conduct independent post-approval reviews of such pre-approved low risk credit transactions and assess if initial credit decisions have been made in accordance with the established procedures.

For high-risk loans, credit officers in credit initiation units can only accept and review loan applications and make the initial lending decisions. These credit applications are then independently evaluated by review officers in the RMD in the respect of compliance with policies and procedures, adequacy of credit risk assessment, and information sufficiency. The RMD is authorised to exercise the right of veto or concurrence based on the review conclusions.

Significant loans include loans exceeding the credit extension limit of the deputy chief executives of the Group's credit initiation units, loans exceeding the credit extension limit of the head of the Special Assets Management Department in the course of restructuring classified loans, loans exceeding the approval right of the CRO and loan applications which have been vetoed by our CRO and in respect of which an appeal has been lodged with the Credit Committee. Significant loans are reviewed and approved by the Credit Committee.

Credit Risk Assessment

The result of credit risk assessments is a critical factor in making credit decisions. BOCHK's credit assessment emphasises a thorough understanding of the purpose and structure of the loan, the borrower's financial status, cash flow position and repayment ability as well as business management. BOCHK also evaluates the industry risk associated with the corporate borrowers. When assessing an individual loan application, BOCHK considers overall credit risk at the portfolio level.

Credit Risk Monitoring

BOCHK has an independent dedicated division in RMD to conduct thorough and comprehensive monitoring on each obligor and group of obligors to identify and control the individual and overall credit risk in our loan portfolio.

To detect early signs of deterioration in credit status of obligors and to trigger closer monitoring to prevent further deterioration, an early alert program for potential problem customers has been established.

To ensure continuous efforts have been dedicated to resolve NPLs, BOCHK has set up internal targets to evaluate the performance in the resolution of criticised loans. RMD provides regular monitoring reports on the progress to senior management for high-level oversight.

Market Risk Management

Market risk is the risk of loss relating to the change in value of a financial instrument or a portfolio due to changes in the value of market variables, such as interest rates, foreign exchange rates and market prices will result in losses in on- and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking. Market risk trading positions are subject to daily mark-to-market valuation.

Market risk is managed within risk limits approved by the RMC. The overall risk limits are set into sub-limits by reference to different risk factors, which are interest rate, foreign exchange, commodity and equity prices. Considering the different nature of the products involved, limits are set by using a combination of risk measurement techniques, including position limits and sensitivity limits.

Unaudited Supplementary Financial Information (continued)

9. Risk management (continued)

Market Risk Management (continued)

Having set up the monitoring limits and supervisory procedures, the Market Risk Division in the RMD is responsible for the daily market risk management. Through the daily risk monitoring process, the Market Risk Division measures risk exposures against approved limits and initiates specific action to ensure that the overall and individual market risks are managed within an acceptable level.

Value at Risk ("VaR") is a statistical measure of the dollar amount of potential losses from adverse market movements in market rates and prices over a specified time horizon and to a given level of confidence. The VaR methodology used by BOCHK is based on a variance/covariance basis, uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

At 30 June 2003, the VaR for all trading market risk exposure of BOCHK was HK$5.4 million compared with HK$3.3 million at 31 December 2002, the VaR for all trading interest rate risk exposure was HK$5.1 million (HK$2.1 million at 31 December 2002) and the VaR for all trading foreign exchange risk exposure was HK$1.1 million (HK$1.1 million at 31 December 2002). The average VaR for the first half of 2003 was HK$4.1 million, with a maximum of HK$12.6 million and a minimum of HK$1.2 million for the period.

For the first half of 2003, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.3 million (HK$2.4 million for the first half of 2002). The standard deviation of these daily trading revenues was HK$3.2 million (HK$1.5 million for the first half of 2002). The most frequent result was daily trading revenue of between HK$1 million to HK$4 million, with 61 occurrences. The highest daily revenue was HK$11.4 million.

Foreign Exchange Risk Management

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risks through its interbank market activities. In particular, BOCHK mitigates exchange rate risks by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the RMC. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as controlling BOCHK's credit risk exposure arising from foreign exchange transactions.

Interest Rate Risk Management

BOCHK's interest rate exposures comprise trading exposures and structural interest rate exposures. The major types of interest rate risk are: (1) Re-pricing risk: mismatches in the maturities or re-pricing periods of assets and liabilities; (2) Basis risk: different pricing bases for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same re-pricing period.

BOCHK's ALCO maintains oversight of interest rate risk; the Risk Management Committee of the Board of Directors sanctions the interest rate risk management policies formulated by the ALCO. The Treasurer, under the supervision of the CFO, carries out approved policies and develops risk management system to identify, measure, monitor, and control interest rate risk.

Gap analysis is the primary tool used to measure BOCHK's exposure to interest rate risk. It provides BOCHK with a static view of the maturity and re-pricing characteristics of its balance sheet positions. The gap is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or must be re-priced within a specific time band. The Treasurer calculates the gaps by classifying all assets, liabilities and off-balance sheet items for each currency into appropriate time bands according to contracted maturities or anticipated re-pricing time bands. The magnitude of the gaps indicate the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities, and are controlled according to the gap limits approved by the Board. BOCHK uses interest rate derivatives to hedge its interest rate exposures; in most cases, plain vanilla interest rate swap is used.

Unaudited Supplementary Financial Information (continued)

9. Risk management (continued)

Interest Rate Risk Management (continued)

Sensitivity of earnings to interest rate changes is assessed through hypothetical interest rate shock of 100 basis points (on both sides) across the yield curve. This is refined using scenario analysis, based on alternative scenarios around the most likely interest rate path. Variations in net interest income are controlled within 5% of the budgeted amount for the year. Basis risk is directly related to the relative change in assets and liabilities that are indexed to the base lending rate or money market rate. The impact is gauged by the projected change in net interest income under scenarios of uncorrelated movements in rates, given the mix of pricing bases of assets and liabilities. The results of analysis are monitored by the CFO on a daily basis.

Liquidity Risk Management

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. Liquidity risk includes both the risk of unexpected increase in the cost of funding to refinance the BOCHK's asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner and/or at a reasonable price.

The goal of liquidity management is for BOCHK to be able, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its investment opportunities.

BOCHK maintains flexibility in meeting its funding requirements by maintaining diverse sources of liquidity. BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. BOCHK may also borrow in the short-term interbank markets, although it is typically a net lender of funds. In addition, BOCHK may from time to time raise funds through the sale of investments.

BOCHK uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements. Generally deposits have a shorter average maturity than interbank placements that in turn are of shorter average maturity compared with that of loans or investments.

BOCHK maintains a buffer portfolio of liquid, high quality securities that is managed by BOCHK's Treasurer under the supervision of the CFO and the ALCO. These securities may generally be sold at any time at market prices to meet BOCHK's emergent liquidity needs. BOCHK may also manage its liquidity by borrowing in the interbank markets on a short-term basis. The interbank markets generally provide an adequate amount of liquidity, at borrowing rates that are subject to market conditions.

The primary goal of the BOCHK's asset and liability management strategy is to achieve an optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and at reasonable cost of funding. BOCHK's ALCO is responsible for establishing these policy directives and works closely with the Treasurer to ensure that BOCHK maintains adequate levels of liquidity and secures the lowest possible cost of funding, while closely planning and monitoring BOCHK's on- and off-balance sheet assets and liabilities with regard to the risk incurred. The Treasurer adjusts, as necessary, BOCHK's liquidity and structural foreign exchange positions in line with the policies of the ALCO, and also provides reporting and analytical services to the ALCO with respect to current and planned positions taken for investment, funding and structural foreign exchange management purposes. In particular, BOCHK has implemented various measures to:

— improve its management information system to provide timely information on the movement of its liquid assets and that of its customer deposits on a daily, weekly and monthly basis;
— monitor liquidity ratios in compliance with the HKMA's requirements;
— prepare regular maturity gap analysis to enable management to review and monitor BOCHK's liquidity position on a timely basis;

Unaudited Supplementary Financial Information (continued)

9. Risk management (continued)

Liquidity Risk Management (continued)

— conduct scenario analysis to estimate the impact of various risk factors on the liquidity position;
— establish a range of liquidity risk factors for monitoring purposes and a liquidity risk warning index system to detect early signs of any irregularities; and
— create a three-tier response system to effectively deal with any emergencies.

Capital Management

The major objective of capital management is to maximise the returns to shareholders with the requirement to maintain strong capital ratio and high debt ratings. We maintain our strong capital ratio through internal capital generation, and would consider adjusting the capital mix when appropriate. The ALCO monitors the adequacy of its capital using the CAR as one of the major measurements, which is subject to the HKMA regulatory requirements. The Group maintained its capital to comply with all the statutory standards for all the periods presented in the report. On consolidated basis, BOCHK's unadjusted CAR and adjusted CAR incorporating market risk increased from 13.99% and 14.39% as at the end of last year to 14.66% and 14.87% respectively as at 30 June of this year. The main reasons were the increase in retained earnings on the one hand and decrease in loan commitments on the other. The ratios were well above the statutory minimum standards.

Operational Risk Management

Operational risk, one of the major risks exposed to BOCHK, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It is BOCHK's objective to manage this risk in line with the best practice of the industry.

In order to achieve effective internal control, BOCHK is to maintain adequate documentation of its business processes and operating procedures. It also emphasises on segregation of duties and independent authorisation among all business activities.

BOCHK monitors operational risk losses and periodically collects loss data to meet the requirements of Basel Committee's New Capital Accord.

Business Continuity Plan is in place. Adequate backup facilities are maintained to support business operations in the event of disasters. In the outbreak of SARS, our contingency mechanism reacted and operated effectively. BOCHK also arranges insurance cover to mitigate potential losses in respect of operational risk.

Appendix

Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

Name of company	Place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$100,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding
Attempt Fit Enterprises Limited	Hong Kong 30 March 1993	Ordinary shares HK$10,000	100.00%	Property holding
Bank of China (Hong Kong) Nominees Limited	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee services
BOC Group Trustee Company Limited	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Information Technology (Shenzhen) Co., Ltd. (Note 1)	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Development of software
BOCI-Prudential Trustee Limited	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Champion Leader International Limited	Hong Kong 19 January 1998	Ordinary shares HK$2	100.00%	Club management
Che Hsing (Nominees) Limited	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services

Appendix (continued)

Subsidiaries of the Company (continued)

Name of company	Place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Chiyu Banking Corporation (Nominees) Limited	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding
Excellent Way Properties Limited	Hong Kong 17 December 1992	Ordinary shares HK$10,000	100.00%	Property holding
Fortune Holds Development Limited	Hong Kong 22 January 1997	Ordinary shares HK$10,000	100.00%	Property holding
Glister Company Limited	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Microfilm services
Hua Chiao Commercial (Nominees) Limited	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property and investment holding
Kincheng (Nominees) Limited	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property investment
Kwong Li Nam Investment Agency Limited	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency
Nan Song Company, Limited	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding

Appendix (continued)

Subsidiaries of the Company (continued)

Name of company	Place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Nanyang Commercial Bank (Nominees) Limited	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Own More Investments Limited (Note 2)	Hong Kong 3 June 1987	Ordinary shares HK$2	100.00%	Corporate services
Pacific Trend Profits Corporation	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding
Po Sang Financial Investment Services Company Limited	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trader
Po Sang Futures Limited	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage
Po Sang (Nominees) Limited	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee and financial related services
Prosper Glory Limited	Hong Kong 14 May 2001	Ordinary shares HK$2,000	100.00%	Pledge holding
Rams City (Nominees) Limited	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services
Rams City Trustee Limited	Hong Kong 16 April 1981	Ordinary shares HK$14,300,000	100.00%	Trustee services
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Investment holding
Seng Sun Development Company, Limited	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding

Appendix (continued)

Subsidiaries of the Company (continued)

Name of company	Place and date of incorporation/ establishment	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Seng Sun Development (Xiamen) Co., Ltd.	PRC 17 April 1993	Registered capital US$5,000,000	70.49%	Property development and investment
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding
Shenyin Storage (Shenzhen) Co., Ltd.	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Storage services
Sin Chiao Enterprises Corporation, Limited	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property investment and leasing
Sin Hua Trustee Limited	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and leasing
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China-South Sea Trustee Limited	Hong Kong 15 May 1979	Ordinary shares HK$3,000,000	100.00%	Trustee services
The China State (Nominees) Limited	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services
The China State Trustee Limited	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding
The Yien Yieh Finance Company Limited	Hong Kong 27 March 1979	Ordinary shares HK$25,000,000	100.00%	Loan financing
Yien Yieh (Nominee) Limited	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services

Note: 1. The company was formerly known as BOC Computer (Shenzhen) Software Centre with its name change effective from 18 June 2003.

2. The company has commenced members' voluntary winding up on 28 May 2003.

Shareholder Information

Financial Calendar 2003

Announcement of 2002 annual results	20 March (Thu)
2003 Annual General Meeting	29 May (Thu)
Final dividend payment date	30 May (Fri)
Announcement of 2003 interim results	5 September (Fri)
Last day in Hong Kong of dealings in Company's shares with entitlement to interim dividend	19 September (Fri)
Latest time in Hong Kong for lodging transfers for entitlement to interim dividend	23 September (Tue) 4:00 p.m.
ADSs record date for interim dividend	24 September (Wed)
Book closure period (both days inclusive)	24 September (Wed) to 30 September (Tue)
Record date for interim dividend	30 September (Tue)
Interim dividend payment date	9 October (Thu)

Interim Dividend

The Directors have declared an interim dividend of HK$0.195 per share.

Share Information

Listing
The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level I ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

Ordinary shares (as at 30 June 2003)
Issued shares: 10,572,780,266
Public float: 2,481,928,000 (23.47%)
(based on the Register of Interests maintained by the Company pursuant to the SFO)

Nominal value
HK$5.00 per share

Market capitalisation (as at 30 June 2003)
HK$83 billion

Index constituent
The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Hong Kong Index
FTSE All-World Hong Kong Index

Stock codes
Ordinary shares

The Stock Exchange of Hong Kong Limited	2388
Reuters	2388.HK
Bloomberg	2388 HK

ADR Programme

CUSIP No.:	096813209
OTC Symbol:	BHKLY

Shareholder Information (continued)

Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19th Floor
Hopewell Centre
183 Queen's Road East
Telephone: (852) 2862 8628
Facsimile: (852) 2529 6087

USA
ADSs Depositary Bank
Citibank, N.A.
111 Wall Street
New York, NY 10005
Telephone: (1-212) 657 1853
Facsimile: (1-212) 825 5398

Investor Relations

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2903 6602/(852) 2826 6314
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

Other Information

This Interim Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. This Interim Report is also available (in both English and Chinese) on the Company's website at www.bochkholdings.com.

If you have any queries about how to obtain copies of this Interim Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

Definitions

In this Interim Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ADR"	American Depositary Receipt
"ADSs"	American Depositary Shares
"ALC"	Anti-money Laundering Committee
"ALCO"	Asset and Liability Management Committee
"Associate"	has the meaning ascribed to "associate" in the Listing Rules
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of BOC Hong Kong (Holdings) Limited
"BOC"	Bank of China, a state-owned commercial bank established under the laws of the PRC
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Cayman"	the Cayman Islands Branch of Bank of China
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOC Group Trustee"	BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34%, respectively
"BOCHK"	Bank of China (Hong Kong) Limited (formerly known as Po Sang Bank Limited), a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOC
"BOC Investment"	Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOC Shanghai"	the Shanghai Branch of Bank of China
"BOC Shenzhen"	the Shenzhen Branch of Bank of China
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI Asia"	BOCI Asia Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"BOCI Capital"	BOCI Capital Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI

Definitions (continued)

Terms	Meanings
"BOC Markets"	the Hong Kong Branch of Bank of China
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential hold equity interests of 64% and 36%, respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee and Prudential hold equity interests of 64% and 36%, respectively
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOCI
"CAR"	Capital Adequacy Ratio
"CBS"	Corporate Banking System
"CEPA"	Closer Economic Partnership Arrangement
"CFO"	Chief Financial Officer
"CRO"	Chief Risk Officer
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, and except where the context otherwise requires, these references are to the Group
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"EFBNs"	Exchange Fund Bills and Notes
"Group"	the Company and its subsidiaries collectively referred as the Group
"HKMA"	Hong Kong Monetary Authority
"HKSA"	Hong Kong Society of Accountants
"HKSAR Government"	Hong Kong Special Administrative Region Government
"Hua Chiao"	Hua Chiao Commercial Limited (formerly known as Hua Chiao Commercial Bank Limited), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"ICBC"	Industrial and Commercial Bank of China
"IPO"	Initial Public Offering
"IT"	Information Technology
"Kawell"	Kawell Investments Limited
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Mainland" or "Mainland China" or "Mainland of China"	The mainland of the PRC

Definitions (continued)

Terms	Meanings
"MPF"	Mandatory Provident Fund
"MPF Scheme"	Mandatory Provident Fund Scheme
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Hong Kong Index"	Morgan Stanley Capital International Hong Kong Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"NBCE"	Non-bank Chinese Entities
"NPL"	Non-performing Loan
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"Other Schemes and Plans"	Plan and any other share option schemes and savings-based share option plans of any company in the Group
"Perento"	Perento Limited, a fellow subsidiary, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"POWL"	Public Offering Without Listing
"PRC"	The People's Republic of China
"RCC"	Risk Control Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMC"	Risk Management Committee
"RMD"	Risk Management Department
"RTGS"	Real Time Gross Settlement System
"SARS"	Severe Acute Respiratory Syndrome
"SBUs"	Strategic Business Units
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SME"	the Small and Medium-Sized Enterprise
"Sin Chiao"	Sin Chiao Enterprises Corporation Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"SSAPs"	Statements of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"VaR"	Value at Risk
"Zhong Gang"	Zhong Gang (Cayman) Company Limited, a company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of BOC

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Statement by the Board on the Special Committee's Report

The Board met today to consider the Report of the Special Committee it established on 17 June 2003.

Since our restructuring and merger on an unprecedented scale in October 2001 and our public listing last year, we have been going through a rigorous process of transformation, during which we have strived to harmonise various systems and upgrade our standards, thus paving the way for BOCHK to become a first class international bank. To realise synergies generated by the restructuring and merger to improve operational efficiencies, we have been closely following the principles and practices of good corporate governance, which we firmly believe to be essential ingredients for BOCHK as a leading banking corporation and for Hong Kong as an international financial and commercial centre.

The New Nongkai episode was unfortunate. We regret that this episode stifled the incremental progress that we were achieving across all our operations. However, as an accountable and responsible company, we are determined to take immediate and proactive measures to ensure we remain on track with our transformation. At the same time, we recognise the importance of restoring public confidence and rebuilding our image in both the local and international arenas.

In response to the Special Committee's findings and recommendations, the Board met this morning and decided on the following:

1. **The Board notes that the Special Committee is satisfied with the continuing integrity of the credit approval, risk management and internal control processes of the Bank but wishes to make use of the opportunity to enhance the Bank's management and corporate governance structure.** Accordingly, Management has been instructed:
   (i) To rectify the deviations of Bank policies from the Hong Kong Monetary Authority's guidelines identified by KPMG, against a timetable agreed with HKMA. Progress will be monitored by the Audit Committee and reported to the Board on a quarterly basis; and
   (ii) To take forward the further enhancements in credit and risk management and internal control processes recommended by KPMG. It will produce an implementation plan and timetable, which should recognise that some enhancements are more urgent or easier to introduce than others. Management will be expected to make a quarterly report to the Board, and justify the reasons for not implementing any recommendations which it disagrees with.

2. The Board has tasked the Audit Committee to commission a more detailed review of the internal audit process in the Bank against international banking best practice, to ensure that the Internal Audit function delivers the highest possible added value in addition to complying with best international practice.

3. The Board has accepted the Special Committee's recommendation, which it notes is supported by the Chief Executive, that a Chief Operating Officer and Director of Risk should be appointed. The Board has decided that these posts should be filled by suitable world-class candidates, either from inside the Bank or outside, including the wider Bank of China Group. It has tasked the Chief Executive with managing a competitive selection process on the Board's behalf, prior to Board approval of the selected candidates. **In approving the recruitment of the two posts of Chief Operating Officer and Director of Risk, the Board wishes to make it clear that this does not imply any criticism or should in any way reflect adversely on the staff performing similar functions within the Bank.**

4. The Board wishes to increase the number of independent non-executive directors. It endorses the Special Committee's view as to what would be useful experience at present. It has identified a candidate who will be appointed to replace Mr. Chia Pei-yuan who retired in July as soon as regulatory clearance is obtained and has also short-listed a few more potential candidates.

5. To enable the Board and its other committees to focus more on strategy and oversight of the business, and improve communication between the Board and Management, the Board has tasked the Chief Executive to conduct a study of the need and feasibility of an executive committee of the Board.

6. The Board has considered the criticisms made by the Special Committee of Mr. Liu Jinbao and Mr. Or Man Ah and accepts the Special Committee's findings. As Mr. Liu Jinbao is no longer working for the Bank, the Board will address a note of the findings of the Special Committee to the Bank of China. Mr. Or has applied for early retirement, and the Board has decided to accept his application, in view of his long service and previous contribution to the Bank. The Board wishes to place on record that Mr. Or readily accepted responsibility. This is a commendable display of a strong sense of personal accountability to the Bank that is entirely consistent with the high regard held by his colleagues for him. The Bank wishes him a happy retirement.

The Board believes that the work of the Special Committee has brought the episode to a close. The Bank should now continue to forge ahead with breaking new grounds and growing its business while progressing towards achieving its aim to become a first class international bank. **The Board would like to put it on record that the staff has been very understanding, committed and supportive during the Bank's restructuring and merger exercise and has remained so during this difficult period.** Together we have come through the New Nongkai episode, the SARS crisis and its economic ramifications as a stronger and better organisation. We would like to thank our staff for their good work. The Board also wishes to express its gratitude to the Special Committee and everybody involved for their energy, commitment, and wise counsel.

(Sd.) Xiao Gang

Xiao Gang
Chairman
5 September 2003

董事會關於專責委員會報告的聲明

董事會今日舉行會議，聽取2003年6月17日由董事會決定成立的專責委員會所作的報告。

自2001年10月前所未有的重組合併以及去年的公開上市以來，我們一直處於轉型的嚴峻過程中，努力協調不同的體制，提高我們的標準，從而為中銀香港成為一家國際一流銀行鋪平道路。為實現重組合併帶來的協同效應，提高經營效率，我們一直緊密遵循良好公司治理的原則和做法，並堅信這些原則和做法對於中銀香港成為一家領先的銀行以及對於香港成為一個國際金融和商業中心都是必不可少的要素。

新農凱事件是不幸的。我們對這一事件妨礙我們在各個業務領域所取得的進展感到遺憾。然而，作為一家誠信而負責的公司，我們決心立即採取主動措施，以確保繼續在轉型的軌道上前進。同時，我們承認恢復公眾信心及重建我們在本地和國際舞台形象的重要性。

回應專責委員會的事實認定和建議，董事會今早開會並作出下列決定：

1. **董事會注意到專責委員會滿意本銀行授信審批、風險管理和內部監控程序的持續有效，但希望利用此次機會加強本銀行的管理和公司治理結構。**因此，董事會要求管理層：

   (i) 按照香港金融管理局同意的時間表，校正畢馬威指出的本銀行政策與金管局指引的不同之處。校正進度由董事會稽核委員會監督，並按季度向董事會報告；

   (ii) 就畢馬威提出的進一步改善授信和風險管理以及內控程序的建議採取行動。這需要制定一個實施計劃和時間表，其中應認識到有的改善措施比其他更緊迫或更易於採納。管理層應按季度向董事會報告，並就因不同意而不予實施的任何建議提出合理的理由。

2. 董事會要求稽核委員會著手按照國際銀行業最佳做法對本銀行的內部稽核流程進行一次更加詳細的審核，以確保內部稽核功能在符合國際最佳做法之外還提供最大可能的增值；

3. 董事會已接受專責委員會關於委任一名營運總監和一名風險總監的建議，並注意到總裁支持這項建議。董事會已決定這些職位應由來自本銀行內外(包括更大的中國銀行集團範圍)的合適的世界級候選人擔任。董事會已要求總裁代表董事會主持一個富有競爭性的遴選程序，直至董事會批准所選出的人選。**在批准設立營運總監和風險總監這兩個職位的同時，董事會希望澄清這並不表示對本銀行內履行類似職責的員工的任何批評或任何負面反映；**

4. 董事會希望增加獨立非執行董事的人數，並認同專責委員會關於目前所需何種經驗的觀點。董事會已確定了一位候選人，一旦獲得監管機關認可，將接替已於七月辭職的賈培源先生，並已訂定數位潛在候選人的名單；

5. 為使董事會及其下屬的其他委員會能夠更關注戰略以及對業務的監督，並改善董事會與管理層之間的溝通，董事會已責成總裁研究設立一個董事會執行委員會的必要性和可行性；

6. 董事會聽取了專責委員會對劉金寶先生和柯文雅先生的批評，接受專責委員會的事實認定。鑒於劉金寶先生已不在本銀行工作，董事會將函告中國銀行有關專責委員會認定的事實。柯先生已申請提前退休，鑒於其長期為本銀行服務並在以往對本銀行作出貢獻，董事會決定接受其申請，並希望將柯先生主動承擔責任記錄在案。這令人稱道地顯示了一種對本銀行的強烈的個人責任感，與他在同事中受到的高度評價完全一致。本銀行祝願柯先生退休生活愉快。

董事會相信專責委員會的工作已結束有關事件。本銀行現在應繼續加速前進，取得新的突破及業務增長，向實現成為國際一流銀行的目標前進。**董事會希望記錄在案的是，廣大員工在重組合併過程中業已表現出的高度理解、負責及支持，在此困難時期亦得到體現。**作為一個愈來愈強、愈來愈好的組織，我們共同經歷了新農凱事件、SARS危機及其經濟影響。我們感謝員工的良好表現。董事會亦希望對專責委員會以及每個參與者的努力、負責及忠告表示謝意。

(簽署)肖鋼

肖鋼

董事長

2003年9月5日

附 錄 5

受訪員工及外部各方名單

第一部份 員工

姓名	職位	部門／公司
張建雄	副處主管	風險管理部
錢麗顏	副處主管	營運部
朱嘉榮	前副總經理	風險管理部
髙志兵	副處主管	風險管理部
何曙晞	主任	風險管理部
許詩慧	經理	總裁辦公室
解自安	副總經理	零售銀行部
郭澤華	處主管	企業銀行及金融機構部
林炎南	副總裁	零售銀行部
劉淑敏	經理	營運部
羅文華	首席財務官	財務部
盧重興	總經理	特殊資產管理部
盧翠霞	副處主管	風險管理部
駱劍源	高級經理	風險管理部
毛小威	風險管理總監	風險管理部
吳思煒	董事總經理	中銀國際亞洲有限公司
柯文雅	副總裁	企業銀行及金融機構部
邱衛東	高級經理	總裁辦公室
孫德民	經理	企業銀行及金融機構部
杜志榮	副總經理	財務部
王惟鴻	總經理	法律及合規部

第二部份 外部各方

外部各方	職能
畢馬威會計師事務所	第59條審核審計師
摩斯倫會計師事務所	第59條審核審計師
羅兵咸永道會計師事務所	中期業績審計師
高盛	上市保薦人
瑞銀	上市保薦人
Bearing Point	信貸風險管理系統項目顧問

附錄4(續)

畢馬威事實認定概要(續)

信貸檔案審閱

我們已審閱了中銀香港根據金管局提出的標準選擇出的一批貸款組合。這批貸款按總授信餘額計佔企金部貸款總額的14%。

根據我們的審閱,我們建議約16%的經審閱貸款(按總授信餘額計)應予以降級(大部分應由正常類降至關注類)。我們還建議應額外計提7,900萬港元的特別準備。由於這批貸款組合是根據某一特定的標準選擇出來的,我們的結論也許不能代表貸款組合的整體情況。因此,我們建議中銀香港在考慮我們的結論並計算整體貸款組合的特別準備時,將這一因素考慮進去。我們知道中銀香港會與其外部審計師討論處理對由正常類降至關注類的貸款作出額外一般準備一事,因此我們沒有對此提出建議。

我們希望強調的是,由正常類降至關注類的貸款佔我們所審閱貸款的很大一部分。如果這些貸款得不到認真的監察,以期減低中銀香港的風險,那麼一部分這些貸款的狀況可能會繼續惡化,從而導致將來出現重大的虧損。

我們的審閱工作表明,中銀香港基本上能按照其信貸分析、審批和監察的政策進行運作,但我們也注意到中銀香港仍存在一些應予改進的地方。我們在這方面所提出的主要建議均載列於「信貸風險管理體系」一節。

附錄4 *(續)*

畢馬威事實認定概要 *(續)*

信貸風險管理體系 *(續)*

績效管理

前台人員的薪酬結構應鼓勵發展具有長期盈利(而不是只能帶來短期業務流量和利潤增長)的業務。風險管理和其他後台人員的薪酬架構必須儘量降低對前台部門績效的依賴，並且強調風險管理及其他職責的績效表現。中銀香港於2003年開始構建績效衡量機制的「逐塊建構」方法，以結合上述的改進建議。

風險管理的基礎設施

前線和後勤部門的各級人員已充分意識到準確和完整的客戶和交易方面的信貸風險數據的重要性。為了提高信貸風險衡量和管理機制的準確性與效率，中銀香港開展了多個重要的信息技術項目。

對風險匯報基礎設施所作的改進工作應當確保中銀香港可以對每個貸款組合的信貸風險、主要的風險要素和需進行監察的相關趨勢作出更精密的分析。修訂後的匯報體系應當在各相關職能部門之間提高報告的一致性、更好地運用風險評級升降的分析及集團戶風險的分析，並就上報的數據提出更有重點的意見。

中銀香港在致力追求信息技術項目的富有雄心的目標的同時，亦必須採取有效的步驟，以確保不會忽略信貸風險管理的最基本要求，其中包括建立完善的系統平台以(i)提供客戶及集團架構和靜態數據方面的準確信息，(ii)及時以客戶集團為單位按各產品品種、業務線和法人單位匯總信貸風險及(iii)更清晰地把風險評估和授信決策記錄下來。

信貸風險管理流程和控制體系

中銀香港自合併工作完成後，投入了大量資源來構建一個合適的信貸控制體系。這個信貸風險控制體系由一套全面的信貸風險管理政策與程序來進行管理。這些信貸風險管理政策與程序因監管要求和中銀香港業務情況的變化而不斷完善。

我們在審閱工作的過程中發現，中銀香港在信貸風險管理政策與程序的實施方面仍可作出若干改善。我們的建議包括：

- 進一步拓展對客戶進行持續監察的職能，以確保按時取得相關財務數據，儘早發現客戶資信質量下降的情況並相應調整貸款評級；
- 修訂年檢制度，以便更加著重於集團而不是個別借款人的風險；
- 調整授權審批權限結構，以確保能就集團客戶的風險作出充分分析；
- 就達成和監察貸款契約制訂指引；
- 改善臨時通融授信審批與監控制度；
- 加強對銀團貸款的審批與監控制度。

附錄4 *(續)*

畢馬威事實認定概要 *(續)*

信貸風險管理體系

積極的信貸風險管理

中銀香港的風險管理體系於重組合併時設立，該體系明確地列出了各相關部門和人員在識別、衡量、監察和匯報信貸風險方面所需履行的職責，亦確立了前台及後台部門(包括獨立的風險管理部)各自的角色。

鑒於中銀香港致力於開發和採用一系列先進的風險管理方法，本所建議中銀香港應進一步強調積極管理信貸風險的重要性。這項工作將有助於在風險和業務職能部門之間建立更穩固的合作關係，並建立良好的風險管理環境，以鼓勵和褒獎各級員工儘早識別所面對的風險。中銀香港應鼓勵前台部門、風險管理部和特殊資產管理部進行相互協調，從而為潛在的問題貸款爭取實現最大的回收。此外，制定「監控清單」亦有助於中銀香港及早識別和清理這些問題貸款。

雖然中銀香港有關部門的高級管理層已充分意識到協調合作的重要性，但日常的具體運作方面仍有待改善。為此，中銀香港需要落實一系列改善措施，包括：提高信貸風險管理人員在銀行內的影響力，並賦予其更大的權限；讓前線業務單位充分意識到有效的風險管理對盈利性業務拓展的重要性。另外，中銀香港還須重新評估風險管理總監的角色，將其級別提升至業務部門主管的層次。這有助於確保風險管理總監及風險管理部所關注的事項均能在信貸決策中得到妥善處理。

信貸分析的質量和信貸審批制度

中銀香港積極為前台員工和風險管理員工提供各種培訓，以提升他們在信貸分析方面的能力，這個安排十分令人鼓舞。我們在信貸檔案的審閱工作中發現，中銀香港目前的信貸分析質量參差不齊，因此中銀應採取一系列的改進措施，包括：同時評估借款人及其所屬集團的基本業務生存能力；更嚴格地分析現金流量和預測值；採用更新的財務信息；以及更為徹底和客觀地評估擔保人的狀況。

本所建議中銀香港應考慮從採用國際最佳操作模式的銀行甄選聘用信貸風險管理專家，以便優化各個風險管理流程，並進一步建立風險管理文化。

中銀香港制訂了一個權限明確的授信審批制度，由風險管理人員在授信審批權限內進行信貸審批，並將大額信貸交由上一級和資歷較豐富的審批人批准，或提交風險管理總監直至信貸委員會最後審批。風險管理部門為前線業務單位帶來了挑戰，它們會對交易的結構程序發表意見，並就改善銀行的風險狀況提出建議。與此同時，中銀香港必須將這個體系進一步與中銀香港的日常運作加以整合。舉例來說，本所的信貸檔案審閱顯示，風險管理部應當以更明確的方式在信貸分析和審批流程中提出其關注的事項和意見，而且相關部門也要採取更為嚴謹的方式來回應這些意見。另外，我們還注意到中銀香港可以進一步改善信貸委員會的組成以增加其獨立性。中銀香港正提出成立一個信貸評審委員會(其中獨立於前台的職能部門代表所佔比例較高)來處理這個問題。

附錄4 *(續)*

畢馬威事實認定概要 *(續)*

董事會的高層控制 *(續)*

其他高層控制

本所從高層方面考慮了戰略、規劃及預算、風險管理、管理信息和內部稽核等主要領域。

在戰略、規劃及預算方面，中銀香港已定出一個雄心勃勃的方案，以反映其願景、使命及價值觀，並以此為背景制定中銀香港的長遠發展計劃。要順利實現願景，中銀香港便需要將該方案與現行的戰略規劃與預算流程結合起來。

此外，這項工作很可能會導致管理流程、以及激勵、評估和補償計劃的重大改變，以使個人表現與中銀香港的目標互相結合，彼此融和。而且，中銀香港很可能需要從外面招募資深的管理人員(這些人員可以如「變革促進者」般產生很高的效益)。中銀香港還要將相對重心從業務量增長轉移至業務質量之上。財務及風險部門很可能需要在銀行內充當更重要的角色和擁有更大的權限，並且需要促進財務及風險管理人員與前台的合作關係，使之更形緊密和更具效益。

中銀香港要實現其宏偉目標的關鍵在於有效地推行多項重要、而且彼此息息相關的信息技術項目，這一點在中銀香港內部已得到廣泛的認同。儘管各信息技術項目均有其自身的重要意義，但是，作為整體，它們卻是一項艱巨的挑戰。

本所已提出多個步驟，以便更好地監督這些信息技術項目，並提高項目成功的機會。其中最主要的步驟是設立一個項目管理辦公室來更有效地監察及控制各個項目的進度和管理項目之間的相互影響。項目管理辦公室的職能之一是及早估計現有項目目標的可實現性，修訂某些項目的優先執行次序或某些項目的整體工作方法。在適當情況下，將部分項目分拆為規模較小並較容易實現的分部項目，同時對整體項目的實施採用「逐塊建構」的方法。

本所建議，中銀香港應提高內部稽核報告的質量，對內部稽核的建議定出優先執行次序及商定修正行動。此外，本所亦建議中銀香港就內部稽核建議設立一個追蹤系統。追蹤系統應能更有力地保證管理層商定的修正措施在雙方同意的時間內得到貫徹落實。

附錄4 *(續)*

畢馬威事實認定概要 *(續)*

董事會的高層控制

董事會及委員會結構

中銀香港的現行公司治理及高層控制架構大部分是於2001年10月進行機構合併時建立的。基本而言，董事會結構所遵循的是一個監管模式，其中除了總裁外，所有成員均為非執行董事。與銀行界普遍的做法一樣，中銀香港已就風險、稽核及薪酬三個主要支持職能成立了董事會委員會。

自董事會及這些委員會成立以來，中銀香港董事會及董事會委員會在履行職責方面付出了大量時間。舉例來說，董事會會議的時間可持續至一整天，以便研究大量的數據，以及通過與風險管理及其他主要領域有關的詳細政策和程序。

儘管到目前為止，董事會所採納的這個工作方法在許多方面均切合中銀香港的需求，但現在是中銀香港重新評估董事會的職能以及董事會委員會的運作及職責的適當時機。董事會成員對此也有同樣的認識。

重新評估的根本目的是為了提高董事會的工作成效及其運作效率，以及提高管理層在業務經營方面的職責透明度。本所就重新評估工作提出下列主要的建議，以供管理層考慮：

- 中銀香港應採用一個分層的方法，董事會集中考慮最重要的戰略及監管問題，讓董事會委員會處理具體的政策審批及更頻繁地監控風險、財務及營運績效。中銀香港亦應考慮增聘執行董事。

- 中銀香港應審閱董事會委員會的職責、責任、組成及會議次數，並採用常設議程，以確保這些委員會作為個體及整體都能支持董事會履行最終的監督職責。中銀香港應考慮設立執行委員會及提名委員會。設立執行委員會可以使董事會擺脱現有的多項具體職責。中銀香港須仔細考慮執行委員會的組成及職責，以充分發揮此結構的潛能。設立執行委員會可進一步加強管理層與董事會之間的溝通，以及更密切地監控管理層在戰略執行和管理中銀香港風險這兩方面的績效。中銀香港總裁及其屬下高級管理人員將繼續通過管理委員會及為高級管理人員而設的其他溝通途徑，對中銀香港的業務進行管理。

- 中銀香港需要檢討董事會及董事會委員會的信息需求，確保向各委員會提供合適的管理信息，以反映其職責及責任。常設的信息應提供根據商定的主要績效指標所作的信息分析和報告。中銀香港亦應更多地採用異常情況報告，特別是向董事會提交的報告。

附錄 4

畢馬威事實認定概要

簡介

畢馬威會計師事務所根據中國銀行(香港)有限公司(「中銀香港」)於2003年7月7日出具的應聘書進行審閱和提交報告。審閱範圍包括董事會的高層控制;信貸審閱程序;中銀香港企業銀行及金融機構部(「企金部」)的信貸風險管理體系和內控機制;以及對符合中銀香港於2003年6月17日公告所列特定條件的貸款進行的信貸檔案審閱。審閱範圍不包括由摩斯倫會計師事務所審閱的批予周正毅先生及其關連人士的貸款。報告全文包含四個章節:

- 概論;
- 董事會的高層控制;
- 信貸風險管理體系;及
- 信貸檔案審閱。

董事會的高層控制及信貸風險管理體系這兩個章節的內容包括:與對應章節相關的主要香港金融管理局(「金管局」)監管指引的概述;中銀香港於2003年5月31日所採用的控制程序概況;將中銀香港的控制體系與金管局頒佈的《監管政策手冊》及指引中相關的章節及與中銀香港現行的政策和程序比較後所得出的事實認定;以及畢馬威就進一步加強中銀香港的控制體系所提出的改進建議。信貸檔案審閱章節的內容包括根據金管局的標準所抽查的樣本詳情、對提議的貸款評級及準備金的分析、審閱客戶信貸檔案所得出的其他事實認定。

畢馬威的審閱工作包括:與高級管理層及主要業務管理層進行訪談;審閱重要的文檔記錄及程序手冊;以及審閱2001年10月1日至2003年5月31日止期間的內部和外部稽核報告及監管機構的檢查報告。畢馬威的工作基礎是通過向管理層進行查詢、進行合規測試及審閱所獲提供的文件,來瞭解中銀香港於2003年5月31日實施的控制程序。

畢馬威的工作不包括:中銀香港財資業務或零售銀行業務的信貸政策、程序及控制、或中銀香港國內分行及附屬公司的信貸風險管理體系及內控機制。

經與中銀香港同意,畢馬威的工作有別於審計項目,故不能提供與審計項目同等的保證水平;根據工作範圍,畢馬威是以所獲提供的信息及解釋作為工作依據,而沒有進行獨立驗證或認證。因此,畢馬威並未求證這些信息及解釋的完整性和準確性,但畢馬威另有聲明的則不在此限。

此外,畢馬威審閱工作範圍的具體情況、畢馬威報告的內容及報告的詳盡程度均取決於應聘項目的目的及中銀香港董事在委任畢馬威進行審閱時的要求。因此,畢馬威報告及/或報告摘要或報告的任何部分均不宜供任何其他人士使用或作任何其他用途。畢馬威不會對報告、報告摘要或報告的任何部分或引述報告的內容,向任何非中銀香港人士承擔任何責任。

畢馬威報告所述為截至2003年5月31日止的事項。於該日後或出具報告日後可能發生或可能已發生的事項,如果在出具報告日前出現,可能會影響報告的結論、及報告或報告摘要所載的信息。

下文所載為畢馬威報告的摘要。

附錄3 *(續)*

摩斯倫事實認定概要 *(續)*

總結 *(續)*

(c) 不需要在2003年5月31日為搭橋貸款做任何撥備，因為沒有證據表明銀行會遭受任何與貸款有關的損失。

有關對周正毅集團的風險承擔，我們的結論如下：

(a) 基於我們所適用的程序，我們得出結論認為，銀行已經恰當地認定了對周正毅集團其他成員的風險承擔。

(b) 這些風險承擔是根據當時適用的銀行既定政策、程序和授權而敘做的。

(c) 向周先生和毛女士提供的抵押貸款在2003年5月31日仍有效，但在周先生據報受拘押後，應於2003年5月31日降級為「關注」。如果局勢進一步惡化，則應考慮進一步降級。

建議

在我們對搭橋貸款以及周正毅集團的其他風險承擔所做審核的基礎之上，我們就信貸委員會的運作提出如下建議，供董事會結合畢馬威會計師事務所全面審核銀行信貸程序及公司治理制度後所提出的建議，一併進行考慮：

(a) 重組信貸委員會，以確保信貸批准決定不受提出信貸申請的業務部門「推介風險」(advocacy risk)的影響。

(b) 改變上訴機制，信貸委員會應向董事會風險管理委員會而非總裁提交任何針對風險管理部所作否決的上訴，以免風險管理部承受任何過度的壓力。

(c) 設定提前分發議事日程和支援文件的時間表，以使信貸委員會能夠更好地準備會議。

(d) 去除信貸委員會議事日程上的瑣事，以便信貸委員會集中注意力於重要的信貸決定。

(e) 就重要的法律問題，考慮取得第二份意見。」

附錄 3

摩斯倫事實認定概要

簡介

2003年6月24日之聘用信內已列出摩斯倫審核及報告的職權，其中包括本銀行授予周氏集團的貸款。任何摩斯倫的事實認定及建議皆只與周氏集團的審核相關，故不能被推斷為與本銀行授出的所有貸款相關。

摩斯倫的主要審查是審閱本銀行提供的文件及資料，以及訪問與事件有關的員工及人士。此等程序並不構成根據香港會計師公會發出的審計準則而作出的審計或審核，因此，並沒有作出任何保證。

摩斯倫的報告無可避免地包含本銀行客戶的資料(尤其是周先生本人)，此等資料受到保密條例的保護。此摘要並沒有包含此等保密資料。

以下是摩斯倫報告關於事實認定及總結(不包括客戶的保密資料)的摘錄：

總結

「有關對搭橋貸款的批准和發放，我們的結論如下：

(a) 搭橋貸款是由銀行的信貸委員會發放，該委員會有恰當的權力根據銀行當時適用的信貸審批程序和授權批准一項該等規模的貸款。

(b) 雖然可以説搭橋貸款的批准和發放表面上符合銀行已制定的政策，因有證據指出所有相關的政策都已加以考慮，我們認定存在下列缺失：

    (i) 因為認為根據銀行法律顧問的意見而設計的現金控制和提取機制已經充分，於是與搭橋貸款有關的風險(包括那些一開始就為風險管理部所指出的風險)沒有得到充分重視。但是，現金控制和提取機制在法律和監管上的牽連，沒有得到充分的理解和重視。

    (ii) 銀行沒有充分考慮**認識客戶**這一政策。

    (iii) 在試圖平衡銀行利益與客戶希望逾越上市規則所帶來的監管障礙、並以這種方式構建搭橋貸款的過程中，銀行的高級職員沒有對可能使銀行面臨風險管理政策基本原則第四項「依法經營維護聲譽」中的信譽風險的事項保持足夠的警惕。

有關搭橋貸款的貸後監督及控制，我們的結論如下：

(a) 與搭橋貸款有關的風險根據銀行、新農凱、上海地產以及上海地產的董事之間的特殊安排得到了充分的控制和監督。

(b) 在作為資產注入和現金提取計劃關鍵人物的周先生據報受拘押以後，以及在質押股票的市值顯著下跌並因此違約事項而抵消借款人抵押的5,000萬港元之後，2003年5月31日搭橋貸款應降級為「關注」。

附錄 2

縮寫與定義

於本報告內，除非文義另有所指，否則下列詞彙具有以下涵義：

「本銀行」或「中銀香港」	指	中國銀行(香港)有限公司，該公司乃於香港註冊成立，亦是《銀行業條例》下的認可機構；
「董事會」	指	本銀行董事會；
「中國銀行」	指	本銀行最終控股公司中國銀行；
「中銀國際」	指	中銀國際控股有限公司；
「金管局」	指	香港金融管理局；
「上市規則」	指	聯交所證券上市規則；
「周先生」	指	周正毅先生，上海地產的主席；
「郭先生」	指	郭澤華先生，本銀行企業銀行及金融機構部工商處處主管；
「劉先生」	指	劉金寶先生，本銀行前總裁；
「劉明康」	指	本銀行前董事長，並已於2003年5月28日辭任；
「毛先生」	指	毛小威先生，本銀行風險管理總監；
「柯先生」	指	柯文雅先生，本銀行主管企業銀行的副總裁；
「新農凱」	指	New Nongkai Global Investments Limited，一間於英屬維爾京群島註冊成立並由周先生實益持有的公司；
「新農凱貸款」或「該貸款」	指	中銀香港向新農凱提供的貸款；
「羅兵咸永道」	指	本集團審計師羅兵咸永道會計師事務所；
「接管人」	指	上海地產共同及個別接管人廖耀強先生及楊文安先生；
「第59條」	指	銀行條例第59條，該條例賦予金管局，經與認可機構洽商後，要求機構提交會計師審計報告；
「上海地產」	指	上海地產控股有限公司，一家在香港聯合交易所有限公司上市的公司；
「聯交所」	指	香港聯合交易所有限公司。

附 錄 1

專責委員會的職權範圍

(2003年6月17日董事會通過)

1. 董事會決議設立一個以高級顧問梁定邦先生為召集人、獨立非執行董事馮國經先生、單偉建先生為成員的專責委員會，並由公司秘書楊志威先生出任該委員會的秘書。

2. 專責委員會的職權範圍如下：

   (i) 對與本銀行企業授信業務有關的授信審批程序、授信風險管理程序及相關內部監控機制進行一次全面審查。

   (ii) 基於根據《銀行業條例》第59條而作出的審查報告及該委員會對本銀行合規程序及運作的檢查，進行一次合規審查，以便確定合規流程中的不足之處。

   (iii) 審查本集團的公司治理情況。

   (iv) 基於根據《銀行業條例》第59條而作出的審查報告及該委員會對本銀行授信審批、風險管理、內部監控及合規程序的審查結果，提出其認為適當的觀察所得和建議。

   (v) 於根據《銀行業條例》第59條而作出的審查報告完成後兩周內，通過稽核委員會向董事會提交一份書面報告。

2003年9月5日

(簽署)梁定邦

梁定邦，召集人

(簽署)馮國經

馮國經，委員

(簽署)單偉建

單偉建，委員

(簽署)Richard Farrant

Richard Farrant，特別顧問

(簽署)楊志威

楊志威，秘書

III. 力達更高水準的更堅實基礎(續)

結論:力達更高水準

45. 新農凱貸款的發放發生在本銀行由其前身銀行合併設立之後不久,風險管理體系還處於實施的早期階段。專責委員會相信關鍵問題是「人」的問題,因為新農凱貸款中發現的關鍵問題不是風險管理制度失效,而是在個別情況下的判斷失誤。制度可以制定,但它們要靠人來運作。因此,在本銀行的經營和管理中堅守已經採納並載於本銀行2002年年報(第117和118頁)的價值觀和原則是必不可少的。本銀行已著手進行這項工作,自合併以來推行的許多項目正在進行,員工和管理層已在多個層面參與其中。一種新的意識正在開始牢固。本次審核使本銀行得以停下來審視如何使這種變革進行得更好。

46. 首要的是確保本銀行有一支得到加強的最高管理團隊來支持總裁,而在這方面很重要的是儘快選擇新的營運總監和風險總監。他們應是有足夠經驗把國際最佳做法帶進本銀行的人,並有恰當的資質推進本銀行已經在合併計劃中作出承諾的雄心勃勃的變革計劃。

47. 其次最緊迫的是確保本銀行的人力資源及薪酬政策對於確保在本銀行所有關鍵崗位上配置並保留最佳人選是有益的。只有這樣,本銀行才能真正追求成為一家能夠按照國際最佳做法經營的銀行的目標。

48. 董事會的領導將在實現國際最佳做法的努力中扮演關鍵角色。董事會應給予總裁最充分的支持,以激勵員工實現本報告中提出的眾多建議。只有通過董事會、管理層和員工的共同努力,本銀行才能成為一家準備好力達更高水準的更強大機構。

III. 力達更高水準的更堅實基礎（續）

加強公司治理的建議

38. 畢馬威提出了許多關於董事會委員會結構、提名、議程管理、自我評估及其他公司治理事項的建議。這些建議都與董事會正在考慮的想法廣泛一致，因此都值得進一步認真考慮，但是有些比其他應更為優先。

39. 在賈先生退任後，應首先考慮的是有關獨立非執行董事問題。與其大股東身份相符，中國銀行提名了大部分非執行董事。剩下四名獨立非執行董事（隨著賈先生的退任，現在為三名）提供中國銀行提名董事所不具備的任何經驗及獨立觀點。將現有非執行董事的技能和經驗與本銀行目前正面對的挑戰相映照，顯示在公司治理、監管變革管理、資訊科技項目管理以及銀行業務風險管理方面擁有更多的經驗，其價值將是無可估量的。如果不能在一名候選人身上找到這些經驗，或許就應考慮多委任一名獨立非執行董事。

40. 畢馬威關於董事會工作負擔的意見亦應作為緊要事項考慮。總裁應與其管理團隊考慮確保未來董事會文件更加簡明的措施，並提出一個協助董事會監督管理層的關鍵業績指標範本。畢馬威已建議董事會建立一個執行委員會。這將使董事會及其下屬的其他委員會更關注戰略以及對業務的監督，並改進董事會與管理層之間的溝通。專責委員會建議董事會責成總裁研究建立一個執行委員會的必要性和可行性，如果認為合適，則在六個月內向董事會提交的一份報告中提出有關執行委員會職權範圍、成員資格和運作方面的全部細節，並考慮到首先加強管理層結構的需要。

41. 畢馬威及其他顧問已向專責委員會建議在董事會內委任更多的執行董事，作為在最高管理團隊培育全行責任意識的一種手段。專責委員會感到這一建議值得認真研究和建議，董事會應責成總裁進行研究，並與有關設立執行委員會的報告一併提交董事會。

42. 另外一個事項是關於董事會對合規工作的監督。目前，這是通過稽核委員會的一個次級委員會來實現的，該委員會由本銀行管理層並增加一個來自中國銀行的成員組成。專責委員會建議最好將這一職責賦予風險管理委員會，反映出合規工作與控制監管風險有關的事實。我們還建議總裁考慮法律及合規部是否已有充分能力為本銀行今後在業務中遇到的證券市場問題提供合規支持。

43. 專責委員會疑慮本銀行的內部稽核安排並沒有提供所能實現的增值。專責委員會尤其質疑對於界定為本銀行經營所必需的管理流程是否有足夠的稽核，不僅要確保其按照規定的程序工作，還要確保該程序正在達到預定的目標。專責委員會建議為確保董事會對內部稽核發揮最大價值感到放心，董事會應責成稽核委員會著手對照國際銀行業最佳做法，對內部稽核程序進行一次更詳細的審核。

44. 最後，總裁應負責評估畢馬威的其他建議在促進經營效率及有效性方面的價值，並在三個月內向董事會報告。

III. 力達更高水準的更堅實基礎 *(續)*

加強管理層結構的建議

33. 專責委員會注意到本銀行承擔了因合併而建立系統和程序的沉重工作任務。市場上的競爭是激烈的。本銀行關鍵的現時風險在於本銀行放任自己與主要競爭者之間存在技能和經驗、工作文化和實務上的於己不利的不相稱，如果這一問題不及時解決的話，儘管本銀行享有與中國的聯繫這樣的天然優勢，仍將會導致對本銀行業務專營權的侵蝕。專責委員會因此相信，雖然本銀行正立足於合併以來所尋求的機制，以便建立新制度及改進現存的制度，目前的審核還是提供了一個為將來力達更高水準打下更堅實基礎的機會。

34. 除非參與人員的動機和行為使變革達到其預想的效果，否則改變工作實踐不會發生作用。專責委員會的建議及董事會對這些建議的接受，必須表明並強化對管理層及員工所期望的動機和行為，並防止不希望有的舊實踐繼續下去。

35. 專責委員會相信最好的出發點是安排一個強有力的(即世界級的)人擔任新設的營運總監(Chief Operating Officer)。其工作將是協助總裁協調及實施正在進行的許多變革項目，並提供一個符合國際最佳做法的全面的營運平台。這與畢馬威關於創設一個項目管理辦公室的建議一致，但專責委員會感到創設一個世界級營運平台的重要性需要有類似現副總裁級別上的高素質人才。委員會相信該職位人選應通過對外部和內部候選人公開的競爭進行篩選，而且必須提供有競爭力的報酬。重要的是由總裁領導有關該委任工作的過程。被委任人最優先考慮的應是在高層逐漸灌輸迫切需要的對於上述主要資訊科技項目的全行視角。這些項目耗資巨大，對改進工作流程非常重要，並且其本身亦是改革工作文化的關鍵所在。

36. 畢馬威正確地認識到，提升風險管理總監的級別將有助於提高全行的風險意識。專責委員會建議通過將風險管理主管列為與收益發生部門的主管平級，從而提升風險管理的重要性。其工作將是確保本銀行保持在信貸、市場、營運、法律及合規風險控制方面的最佳做法。同樣地，這需要一位世界級的被委任人員，而委任應按照為新的營運總監建議的相同程序進行。該職位可命名為風險總監(Director of Risk)，以承認其高級別和重要性。

37. 在建議創設營運總監和風險總監這兩個職位的時候，專責委員會希望澄清這並不表示對本銀行內履行類似職責的員工的任何批評或任何負面的反映。專責委員會在這些建議背後的希望，是為本銀行提供一個通過公開競爭在更高層次上獲得這些崗位的世界級候選人的機會，從而深化並加快自本銀行合併及上市開始的變革過程。總裁完全支持這些建議。專責委員會希望強調的是，總裁需要董事會的全力支持，以便動用所需的資源來實施這些建議。總裁必須激勵管理層和員工主動接受這些建議，前提是他能夠和董事會一起設計一個全面的人力資源和薪酬政策，這對於認定並保留本銀行內所有關鍵崗位的最佳人選是有益的。專責委員會相信並非所有這些都會增加整體費用，所需要的是向恰當的人支付恰當的報酬及配合業務所需的適當水平的員工隊伍。

III. 力達更高水準的更堅實基礎

授信及風險管理的持續有效

27. 畢馬威所進行的審核是香港銀行業歷史上最全面的第59條審核之一。分為四冊的報告詳細記錄了企業銀行信貸及風險管理程序的內部工作和本銀行高層次監控，並對與中國有關的貸款和符合本銀行2003年6月17日公告中所列條件的其他貸款質量進行了審核。畢馬威報告承認本銀行僅在過去的18個月裏才變成有著13,000名員工的12家小銀行的集合體，雖然在實施關鍵性的授信審批和風險管理體制方面已經取得很大成績，但本銀行仍然可以利用這次機會加強這些體制。基於畢馬威審核及自身的觀察所得，專責委員會對本銀行授信審批、風險管理和內部監控程序的持續有效感到滿意。不存在風險管理危機，但專責委員會相信值得重申的一點是，新農凱貸款事件所引發的關鍵問題更在於人而不在於程序和制度，在於人適應新環境、做出合格判斷的能力，在於人行為的動力及其管理。這些「人」的問題是首要性問題。

28. 這並不是説政策、程序和實務不重要，畢馬威已將本銀行的這些方面與本銀行自己的政策和金管局的指引進行了詳細的對比。他們指出了一些沒有在所有方面徹底滿足一個或另一個的情況。委員會注意到在多數情況下是沒有完全滿足本銀行自己的政策。金管局指引的表述是高層次的，因此重要的是確保其制定時的精神得到遵守。除了需要及時校正以外，沒有哪種情況嚴重到要採取任何其他行動。本銀行需要與香港金管局協商同意一項更正計劃和時間表，稽核部應對此進行監督，並向稽核委員會報告任何問題。

29. 畢馬威提出了大量其他的詳細意見和建議，以期在本銀行內建立更好的風險管理，並改進其實際運作方式，即便是符合香港金管局指引的。專責委員會注意到這些建議受到管理層的歡迎。專責委員會認為管理層應推進這些建議的實施，並(通過相關的委員會)向董事會證明其作為例外而不同意有關建議或提出替代安排的合理性。

30. 畢馬威的這些意見和建議反映了它的觀點，即這些項目是增值性的改進，而不是直接的根本性的重建，雖然有些內容是很急迫的。這就確認了專責委員會的觀點，即不存在為新農凱貸款或畢馬威審核所揭示的管理危機，但同時它也提醒管理層需要對緊迫性有所認識，否則改革的動力就會受到影響。

31. 畢馬威注意到，管理層有將全行範圍的關鍵操作系統進行現代化的廣泛計劃，這意味著在工作實踐中的顯著變化，特別是組織內不同部分之間更緊密的協調與合作。畢馬威注意到，其核心是對大量關鍵性及相互關連的資訊科技項目的有效實施。他們認為*「這些項目每個就其本身而言都是非常有意義的，但合在一起就是令人生畏的挑戰。」*他們提議設立一個項目管理辦公室，以監督和控制這些項目的進展，並更有效地管理它們之間的相互作用。專責委員會同意這些項目不允許失敗，並相信這應該在管理層結構的改進中得到解決。

32. 專責委員會基於畢馬威審核及其自身的觀察所得，提出後面兩節內所包含的建議，以便銀行可獲得一家國際一流銀行所應有的管理層和公司治理結構。

II. 新農凱貸款 *(續)*

已經採取或將立即採取的措施 *(續)*

25. 專責委員會還注意到，對超過企金部主管的授權但在要求董事會審批的水平之下的授信(諸如新農凱貸款)審批程序，管理層已進行了審核。信貸委員會正由一個新的程序取代，加上了一個新的信貸評審委員會。關鍵的變化是，如貸款建議超過有關總經理的各自授權，則需要新的信貸評審委員審議。對於信貸評審委員會的建議，無論是同意還是反對貸款申請的，風險管理總監都有權要求其重審，但最後以委員會的意見為準。如果其意見是批准信貸建議，這就形成了向負責該業務的副總裁或總裁(視貸款的金額而定)提出的建議。如果其意見是否決，則建議被放棄，因為不論是副總裁還是總裁都沒有權利推翻信貸評審委員會的意見。這個新程序解決了授信審批過程中的利益衝突問題。從長遠考慮，專責委員會認為更重要的保障是鼓勵對想法和建議進行更坦率的辯論和挑戰，並且更多地考慮這些想法和建議的內在價值，而不是提出它們的人的級別。

26. 專責委員會建議董事會檢討有關應由董事會或其風險管理委員會批准的貸款規模，考慮在大額融資風險與對管理自由的不恰當的限制之間取得平衡。其他風險，特別是該貸款使本銀行面臨的信譽風險，很大程度上與其規模無關。從專責委員會的觀點來看，需要的是更深切地堅守本銀行已經採納的風險管理的價值觀和原則。在本報告後面的各節內，專責委員會向董事會提出了一系列建議，以幫助實現這一目標。這些建議大部分來自畢馬威所進行的審核。

II. 新農凱貸款 *(續)*

誰為此負責 *(續)*

21. 因此，專責委員會認為毛先生不應就此貸款承擔比信貸委員會的任何其他成員更多的責任。作為信貸委員會的成員之一，毛先生提出了關於該貸款的憂慮。委員會的其他成員也建議了降低風險的措施。因此，儘管出現了這一事件，但本銀行的風險管理制度是完整的，並按預期發揮作用（業務發生與風險管理的失衡除外）。但是，任何組織裏的制度都不能代替最高管理層的判斷，這就引出了我們關於前總裁的事實認定。

22. 當時的總裁劉金寶先生於2002年4月22日對貸款決定作出了書面同意，但在此之前已通過柯先生和毛先生的簡要匯報而瞭解該貸款的情況。專責委員會認定劉先生在該案中未能恰當履行其作為總裁的職責，原因如下：

    (i) 儘管風險管理部對新農凱貸款有嚴重且未解決的疑慮這一點很清楚，風險管理總監已就此多次向其做了簡要匯報，並完整地記錄在提交給他用於同意該貸款的2002年4月18日的信貸委員會會議紀要中，但劉先生沒有影響或干預貸款的決策過程；

    (ii) 當劉先生於4月22日同意貸款建議時，他加了一個條件，即本銀行應遵守「認識客戶」原則，確保在放款前知悉周先生的全部背景。他應該已經知道該條件對本銀行的價值有限。他當時知道本銀行已經承諾（至少在原則上）提供貸款，而他一定已經意識到一旦他做出同意，履行承諾的正式貸款協定幾乎就會立即簽署。一旦簽署該協定，則拒絕放款如果不是不可能的話，也將是極端困難的；

    (iii) 劉先生應該已經意識到，柯先生作為事實上的信貸委員會主席的地位，在業務發生與風險管理之間製造了失衡，會在處理柯先生推介的貸款建議（如新農凱貸款）時妨礙信貸委員會的工作成效。他應該已經對柯先生對信貸委員會其他成員施加決定性影響的可能性保持警覺，因為柯先生的級別高於信貸委員會所有其他成員（除了另一個副總裁林先生）。這種制度上的失衡已經在2002年3月21日由前董事長提醒他加以注意。

已經採取或將立即採取的措施

23. 專責委員會建議董事會接受柯先生提出的提前退休的申請。據瞭解，已為本銀行服務逾三十年的柯先生已申請提前退休，因為他有權這樣做。雖然柯先生的判斷錯誤對本銀行的聲譽造成了損害，但令人鼓舞的迹象表明本銀行將會順利收回大部分貸款，也許只有少許損失或沒有損失。本銀行在進行這次審核方面為該貸款的後果付出了大量費用，但從這次審核中得出的教訓無疑將使本銀行成為一個更強大的機構。專責委員會在本次審核以及與員工和管理層進行面談的過程中進一步認定，柯先生顯然因其忠於職守而受到同事的高度評價。他向專責委員會所做的陳述徹底而不失尊嚴，並主動承擔責任。這是一種令人稱道的對於本銀行有強烈個人責任感的表現，與同事們對他的高度評價完全一致。

24. 專責委員會很遺憾不能將其初步的事實認定告知劉金寶先生，因此在向董事會作出此報告前無法考慮他的陳述。劉金寶先生已經返回北京，不再為中銀香港工作。在這種情況下，專責委員會建議董事會考慮函告中國銀行有關本委員會的事實認定，以便中國銀行採取認為適當的行動。

II. 新農凱貸款 *(續)*

誰為此負責 *(續)*

17. 風險管理總監及風險管理部主管毛先生，是參與該貸款發放過程的最高級風險控制人員。他出席了3月22日的首次信貸委員會會議，該會議沒有接受風險管理部關於否決新農凱貸款的建議。在會議結束時，毛先生指出當風險管理部提出的保留意見得到解決以後，應該再次討論批准該貸款的問題，並且確保這一要求反映在這次信貸委員會的會議紀要中。因此，雖然紀要中關於該貸款使用了「原則同意」的字樣，他相信信貸委員會的原則批准在採取措施消除風險管理部疑慮方面是有條件的，而信貸委員會批准貸款前將會在隨後的會議上重提這些疑慮。在隨後於2002年3月27日舉行的信貸委員會會議上，郭澤華先生代表企金部向信貸委員會簡要匯報了解決3月22日所提疑慮的方法。提交給這次會議的關鍵文件日期均為2002年3月27日，因此信貸委員會的成員並沒有多少時間來考慮這筆貸款。毛先生正在因公出差(專責委員會沒有理由相信這麼做是為了迴避出席這次會議)，他當時的副手朱嘉榮先生參加了會議。信貸委員會的成員此時已對批准由銀行向周先生發出一項原則性的要約感到足夠滿意，於是當天很晚的時候確實發出了一封這樣的要約函。儘管在解決風險管理部的疑慮方面有所進展，但那些疑慮從未完全得到滿足。

18. 毛先生在多個場合向柯先生提出是否本銀行可以停止處理該貸款，但柯先生指出如果沒有很好的理由，收回一項要約而沒有足以支持該決定的實質證據，將會嚴重損害本銀行的聲譽。專責委員會認為在3月27日以後，由於要約函已經發出，本銀行要收回而沒有實質證據，確實是有困難的。周先生那時候已經在很大程度上被視為一個重要的(雖然是神秘的)上海商人。毛先生在多個場合向前總裁簡要匯報了其疑慮，但前總裁並沒有干預。在2002年4月18日舉行的信貸委員會會議上，記錄表明毛先生表達了對於周先生背景的憂慮，很可能是在毛先生的堅持下，將必須包括確定周先生的資產淨值作為批准貸款的一項條件記入信貸委員會的決定。本銀行一直不知曉周先生的資產淨值。這次會議上提到了有關信譽風險的焦慮，並且準確地記錄在會議紀要中。這些紀要大約在2002年4月19日被呈交前總裁，以便其同意這筆可能辦理的貸款。前總裁於2002年4月22日簽署了同意，貸款協定於2002年4月23日簽署。

19. 雖然信貸委員會的程序允許風險管理總監行使否決權，但在專責委員會看來，期望毛先生在3月27日之後這樣做是不現實的，期望他在3月22日該貸款第一次提交信貸委員會時行使否決權也是不合理的。3月27日以後，否決權已沒有意義，因為已經向周先生發出了要約。唯一能夠平衡本銀行整體信譽與不遵守要約風險的是前總裁。柯先生不願收回要約，因此毛先生向前總裁提出了他的疑慮(這在專責委員會看來是正確的做法)，但前總裁最終沒有干預。

20. 前董事長劉明康先生確實提出了業務發生與風險管理各自的負責人在信貸委員會的潛在衝突問題，但前總裁決定不實施董事長的建議。按照2002年5月26日一份辦公室備忘錄中的記錄，前總裁不這樣做的理由是希望合併後的體制和員工先穩定下來。雖然這是一個明顯合理的原因，但前總裁早在2002年3月21日就收到清楚的通知，在授信審批程序上業務發生與風險管理之間存在「不健康的失衡」。前董事長的建議最終被考慮並於2003年3月得到董事會風險管理委員會的批准，從那時起一直在進一步微調，正在準備實施的過程中。

II. 新農凱貸款 *(續)*

誰為此負責 *(續)*

14. 儘管如此，謹慎的銀行業做法卻要求自始即有良好的判斷，而且必須指出的是圍繞該貸款的負面輿論已損害了本銀行的地位和聲譽。在參與發放貸款的三個關鍵的高級職員中，專責委員會根據本報告本節列出的理由認定，前總裁和柯先生應對該貸款審批過程中出現的判斷錯誤負責。專責委員會認定毛先生不應對貸款的發放承擔責任。

15. 柯先生作為企業銀行業務副總裁，帶領中銀香港出席了約在2002年3月18日召開的首次會議，當時中銀國際提出了新農凱搭橋貸款的建議。他於2002年3月22日及27日主持了信貸委員會召開的關鍵會議，會議最終原則上批准貸款建議，柯先生於3月27日簽發了要約函。儘管風險管理部繼續提出保留意見，並且這些保留意見從未完全得到滿足，但柯先生仍在隨後的會議上堅持該貸款。

16. 作為本銀行一個業務發生部門的主管，柯先生應該推介他認為能夠給本銀行帶來實際利益的貸款。但是，作為一名高級管理人員，他應該意識到對風險和收益的仔細平衡，特別應保護本銀行免於信譽風險。因此，專責委員會認定柯先生在這一點上沒有盡到作為一名本銀行副總裁的職責，即：

    (i) 對如此規模和複雜程度的一筆貸款，他未能就周先生的背景及其業務進行充分的調查；

    (ii) 出於為本銀行抓住業務的焦慮，柯先生滿足了周先生提出的數項請求，這削弱了本銀行的抵押地位，並無意中將本銀行置於可能的猜測之中，即如果周先生違犯或規避了上市規則或公司收購及合併守則，本銀行可能為其提供了便利；

    (iii) 本銀行不得不建立了一套複雜的貸款管理安排，代價巨大，而且不可能指望確保全額、及時地收回貸款；

    (iv) 未能聽取風險管理部所提出的合理警告，因而使銀行面臨與貸款收益不相稱的信貸和信譽風險。

II. 新農凱貸款 *(續)*

汲取的教訓

8. 儘管在決定貸款的過程中遵循了授信審批程序，決策的作出很迅速，但良好的判斷卻沒有佔上風。關鍵的風險問題很快就浮現出來，但本銀行任其自身受到周先生的壓力，而周先生則聲稱其他銀行願意為他融資。匆忙之中，所指出的關鍵的風險問題沒有充分解決。本銀行職員試圖通過保護現金以及約束被收購的上市公司債務而不是試圖找出可直接並合法用來償還貸款的現金流，來尋求解決所涉及的信貸風險。這就產生了與適用於目標公司的上市要求有關的困難問題，並且產生了對外部法律意見和周先生的陳述及其誠實守信以及遵守規則能力的嚴重依賴。所採納的解決辦法複雜而代價高昂，信譽風險也沒有充分解決。最終，本銀行面臨著與收益不相稱的信貸和信譽風險。

9. 在柯先生負責業務發生的同時，授予其信貸委員會的主席職位，並非良好管理的做法。本銀行內強大的尊重上級的傳統，使得員工很難針對更高級職員的願望提出異議，前總裁不僅應該對此已有所瞭解，而且早在貸款敘做前的2002年3月21日，當時的董事長(劉明康先生)就已經直接向他提出了這個問題。

10. 該事件也表明銀行管理層對於監管合規問題(特別是與證券市場有關的問題)不夠敏感。鑒於中銀香港今後很可能還會涉及收購上市公司的融資，合規處的人員配置應當檢討，以確保本銀行確實有能夠在將來的信貸交易中就證券市場合規問題方面提供內部建議的合規人員。

11. 總之，發放貸款背後的問題更多的不是授信審批程序中有缺陷，而是參與其中的關鍵人物的判斷和經驗不充分。專責委員會相信如果是由更富經驗的職員運作，該程序會很好地發揮作用，而2002年年報第117和118頁上列出的風險管理原則和價值觀也就已有效地落實了。尤其是這些問題之所以出現，是因為業務發生與風險管理之間的不平衡(當時的董事長已經指出這一點)沒有及時得到解決。

誰為此負責

12. 新農凱貸款建議顯然是一筆重要貸款，大約17.7億港元的貸款額佔本銀行法定資本金約4%。該貸款額並未大到需向董事會報告或由董事會批准的程度，但其規模的確超出了企業銀行業務副總裁柯先生的職權範圍，因此需要通過信貸委員會的批准，並由當時的總裁最終同意。信貸委員會的所有成員對此貸款分擔責任，但本銀行在此交易中關鍵的高級人士則是當時的總裁劉金寶先生、柯先生和風險管理總監毛先生。

13. 根據所獲得的證據，委員會未發現有理由相信參與貸款的有關職員有任何他們認為符合本銀行最大利益以外的動機。委員會注意到，周先生努力履行貸款條款，並且確實償還了絕大部分貸款。事實上，假如計劃在2003年6月3日舉行但隨後被推遲了的上海地產特別股東大會批准了進一步注資的提議，貸款的未付餘額將會非常小。目前的回收行動顯示了本銀行收回大部分貸款的可能性，而可能只有很少損失或沒有損失。

II. 新農凱貸款 *(續)*

判斷錯誤 *(續)*

(ii) 在考慮貸款時，參與貸款過程的本銀行職員可合理地並且的確依賴於這樣的事實，即那些為周先生工作的是聲譽良好的稱職的投資銀行(已註冊為證券市場從業者)，或者是聲譽卓著的律師事務所。可合理地信賴這些專業顧問不會建議周先生捲入任何非法的或不正當的行動中去。本銀行職員也小心仔細地確保在貸款文件中，周先生和文件各方被明示要求遵守所有相關規則和條例，包括上市規則和公司收購及合併守則。參與該貸款的本銀行職員確實不時向本銀行的外部法律顧問之一顧愷仁律師事務所進行了諮詢，並且按照所得到的意見行事；

(iii) 然而，他們未能意識到，準備滿足周先生為了逾越上市規則障礙而提出的請求，很容易使公眾懷疑本銀行為周先生規避有關規則提供便利，而無論是否有規避發生。他們還未能意識到本銀行將難以在公眾面前為自己辯護，因為受到為客戶保密的約束。而且專責委員會發現，周先生從未告知有關的銀行職員他將如何遵守相關的上市規則或公司收購及合併守則，在周先生或其代表與香港聯交所或證券及期貨監察委員會進行的任何交流中，本銀行職員也不是參加一方或對內容有任何知情。由於茫然無知和對周先生及其背景的瞭解粗淺，本銀行的職員使本銀行面臨信譽風險而沒有應急紓緩計劃；

(iv) 本銀行職員對滿足周先生可能使本銀行面臨信譽風險缺乏意識，源自其缺乏對上市規則和公司收購及合併守則的理解。他們不得不依賴周先生及其顧問的陳述，而這些人顯然將本銀行作為談判對手對待，因此只提供他們認為本銀行需要知道的資訊。如果本銀行的職員對上市規則、守則以及相關做法有很好的瞭解並且發揮作用，他們極可能會做更多查詢，並因此可能要麼不發放貸款，要麼設定嚴格的條件以排除任何面臨信譽風險的可能，並將合規成本計價；

(v) 前總裁實際上是信貸委員會主席，但作為一種實際做法，將主席職位授讓給柯先生。除零售銀行副總裁外，柯先生的級別高於委員會的每個人。由於承擔了提供企金部業績表現的任務，柯先生視其首要責任為替本銀行得到業務，只要他判斷風險是可被控制的。風險管理總監毛先生在級別上較低，儘管在組織規定上擁有否決權，但在這種情勢下並不感覺具備足夠勇氣或足夠理由可合理地行使該權力。這種將信貸委員會主席之職交給本銀行業務發生部門主管之手的情形，因該委員會依賴於自由發表對風險的不同觀點，故降低了信貸委員會的工作成效；

(vi) 事實上當時的風險管理委員會主席(劉明康先生，也是當時的董事長)曾於2002年3月21日指出過信貸委員會組成上存在的這種缺陷，並要求當時的總裁(劉金寶先生)考慮設立一個類似於現在進行中的信貸評審制度(見下文第25段)。然而，當時的總裁於2002年5月26日向當時的董事長表示，雖然他同意這一提議，但其實施應該推遲到合併後建立的風險管理程序穩定下來之後；

II. 新 農 凱 貸 款

該貸款的現狀

4. 這筆搭橋貸款最初的金額為17.7億港元(這是21.07億港元融資便利的最終提款額),其中10.3億港元已償還,餘額為7.4億港元。作為貸款餘額的抵押,本銀行對上海地產75%的股權有法律上的第一抵押權。

5. 上海地產於2003年6月9日發佈公告稱法院已委任接管人,理由主要是組成董事會的執行董事沒有管理實體。周先生此前已經消失,據信是在中國被拘押。接管人名下在中銀香港有存款12億港元。本銀行瞭解到,在接管人目前所獲資料的基礎上,公司沒有多少可影響該存款的負債。

6. 專責委員會對於回收貸款方面正在採取的積極步驟感到滿意。作為第59條審核的一部分,摩斯倫對該貸款進行了評估,認為2003年5月31日該貸款的分類應為「關注」,因此未建議進行撥備。不過,貸款目前被本銀行列為「次級」,並且出於謹慎已進行了1.26億港元的撥備。羅兵咸永道同意截止2003年6月30日的經審計半年賬中的特殊撥備水平。

判斷錯誤

7. 一家銀行在發放任何一筆貸款的時候,都會考慮不還款的風險。因此,作出發放貸款的決定,就涉及到對於風險與收益之間恰當平衡的判斷。在新農凱貸款的案例中,這些判斷沒有形成恰當的平衡,使本銀行面臨與貸款收益不相稱的信貸及信譽風險:

(i) 雖然風險管理部強烈表達了保留意見,但該貸款最終還是發放了,其結果是:

- 本銀行從未獲得足夠的關於周先生的資料,特別是關於其資產淨值和取得這些資產的難度,因此其個人擔保是沒有意義的;

- 本銀行沒有對任何現金流有直接的抵押權以確保其用於還貸,而不得不依賴於由向上海地產注資而獲得的現金以還款,但這些取決於周先生的誠實守信以及周先生和上海地產遵守上市規則和公司收購及合併守則的能力。本銀行沒有辦法就實際注入有關資產得到完全保證,其外部法律顧問顧愷仁律師事務所曾告知有關的銀行職員,本銀行在這種情況下不能得到完全保護;

- 本銀行對於周先生要求不對可注入上海地產的物業通過法律上或實益上的抵押而行使法律上的強制權予以通融,因為周先生稱注入這些物業根據上市規則可能被視為「關聯交易」;

- 由此,本銀行面臨的處境是不得不依賴上海地產的股份作為核心抵押。為了保護這些股份的價值,本銀行不得不設計複雜而費力的安排,通過確保上海地產不發生實質性的負債或不損耗現金資產,來保護上海地產的資產。既然沒有絕對可靠的保護系統可用,這就進一步增加了對周先生誠實守信的依賴;

- 不能完全解決這些問題使得貸款成了高風險貸款,要求有密切且成本高昂的監督作為降低風險的措施,並使本銀行面臨信譽風險;

I. 引 言

1. 專責委員會由董事會於2003年6月17日委任，其全部職權範圍見附錄1。本報告所用的縮寫與定義見附錄2。簡言之，如本銀行2003年6月17日公告中所指出的，專責委員會的職權範圍是「*對中銀香港的授信審批、風險管理和內控程序以及董事會對於這些事項進行高層控制的有效性進行審核*」，包括與新農凱貸款審批有關的情況，並通過稽核委員向董事會報告。經董事會批准，專責委員會委任Richard Farrant先生為委員會特別顧問。

2. 本次審核的主要材料來源是摩斯倫和畢馬威報告，前者特別涵蓋了與周正毅相關的貸款；後者廣泛涵蓋了其他企業貸款和風險及一般管理問題。摩斯倫和畢馬威被委任來協助專責委員會，並作為特別審計師根據銀行業條例第59條的規定各自向金管局提交一份報告。專責委員會成員獨立會見了直接參與新農凱貸款交易的職員，同樣也獨立地會見了參與一般信貸和風險管理程序的職員。此外，就新農凱貸款引發的市場看法以及正考慮的改革如何會或者如何不會觸及市場所關切之處，我們上市時的保薦人高盛和瑞銀提供了他們的觀點，對此我們表示感謝。摩斯倫和畢馬威報告的概要見附錄3和4。受訪職員及外部各方名單見附錄5。專責委員會已得到了有關各方的通力合作。兩家特別審計師的報告已按照銀行業條例第59條的規定提交金管局。

3. 在過去的三個月中，專責委員會在兩家特別審計師(摩斯倫和畢馬威)的協助下，深入研究了本銀行的信貸和風險管理程序。世界上還很少有機構受到過這樣深入而詳盡的研究。擁有13,000名員工的本銀行，仍處在由以往12家前身銀行合併後的調整中。在本銀行不斷辦理現有業務並開發新業務的同時，作為其成為國際一流銀行抱負的一部分，它還著手對業務程序進行了一系列改革。專責委員會進行的審核，為本銀行提供了一個機會，來考查到目前已經取得了哪些成績、評估優先次序並改進其計劃。專責委員會對本銀行授信審批、風險管理和內部監控程序的持續有效感到滿意。雖然新農凱貸款造成了對於本銀行的負面輿論，但它另一方面也為將來提供了有益的教訓。本報告中的許多建議旨在幫助本銀行推進其計劃，實現其成為國際一流銀行的既定目標。這些建議得到了總裁的全力支持，而總裁現在正面臨著激勵其管理團隊和員工主動接受這些建議的任務。總裁必須得到董事會的全力支持，以便達成這一目標。

事實認定和建議概要*(續)*

(viii) 結論：力達更高水準

- 該貸款的發放出現在本銀行由其前身銀行合併設立之後不久，風險管理體系還處於實施的早期階段。專責委員會相信關鍵問題是「人」的問題，因為新農凱貸款中發現的關鍵問題不是風險管理制度失效，而是在個別情況下的判斷失誤。制度可以制定，但它們要靠人來運作。因此，在本銀行的管理和經驗層面上，堅守已經採納並載於本銀行2002年年報(第117和118頁)的價值觀和原則是必不可少的。本銀行已著手進行這項工作，自合併以來推行了許多項目，員工和管理層已在多個層面參與其中。一種新的意識正在開始牢固。本次審核使我們得以停下來審視如何將這種變革進行得更好；

- 首要的是確保本銀行有一支得到加強的最高管理團隊來支持總裁，而在這方面很重要的是儘快選擇新的營運總監和風險總監。他們應是有足夠經驗把國際最佳做法帶進本銀行的人，並有恰當的資質推進本銀行已經在合併計劃中作出承諾的雄心勃勃的變革計劃。其次最緊迫的是確保本銀行的人力資源及薪酬政策對於確保在本銀行所有關鍵崗位上配置並保留最佳人選是有益的。只有這樣，本銀行才能真正追求成為一家能夠按照國際最佳做法經營的銀行的目標；

- 董事會的領導將在實現國際最佳做法的努力中扮演關鍵角色。董事會應給予總裁最充分的支持，以激勵員工實施已經進行而本次審核希望加強的變革項目。只有通過董事會、管理層和員工的共同努力，本銀行才能成為一家準備好力達更高水準的更強大機構。

事實認定和建議概要*(續)*

(vi) 加強管理層結構*(續)*

- 為使本銀行能夠實現其成為國際一流銀行的抱負，總裁需要董事會的全力支持，允許他動用所需的資源來實現這一目標。總裁不僅需要為專責委員會在這裏指出的兩個高級職位聘請最佳人選，而且必須和董事會一起設計整個銀行的人力資源和薪酬政策，這對於認定並保留本銀行內所有關鍵崗位的最佳人選是有益的；

- 專責委員會注意到恰當的人力資源及薪酬政策不需要增加整體費用，而是應以向恰當的人支付恰當的報酬及配合銀行業務所需的適當水平的員工隊伍為目標。

(vii) 加強公司治理

- 雖然畢馬威報告本銀行內的高層次監控符合金管局指引，但他們提出了許多關於董事會委員會結構、提名、議程管理、自我評估及其他公司治理事項的建議。專責委員會注意到所有這些建議都與董事會正在考慮的想法廣泛一致，因此應予實施，但有些需要比其餘的更優先對待；

- 在買培源先生退任後，應首先考慮的是有關獨立非執行董事問題。其繼任者應最好在公司治理、變革管理、項目管理以及銀行有關風險管理等一個或幾個領域擁有經驗。為了獲得上述各種需要的經驗可能應考慮委任更多的獨立非執行董事；

- 畢馬威已建議董事會建立一個執行委員會並委任更多的執行董事。該建議值得認真研究。董事會應責成總裁研究建立一個執行委員會的必要性和可行性，如果認為合適，則在六個月內向董事會提交的一份報告中提出詳細的建議，並考慮到總裁應首先參與加強管理層結構工作的需要；

- 專責委員會建議合規工作(目前由稽核委員會的一個次級委員會進行監督，該委員會由本銀行管理層並增加一個來自中國銀行的成員組成)應被認為是本銀行風險管理職能的一部分，因此建議董事會風險管理委員會亦應負責合規工作，風險管理委員會應立即要求總裁研究是否認為法律及合規部已有充分能力為本銀行在信貸業務中遇到的證券市場問題提供合規支持；

- 董事會應責成稽核委員會著手對照國際銀行業最佳做法，對內部稽核程序進行一次更詳細的審核，以確保內部稽核功能在符合國際最佳做法之外還提供最大可能的增值；

- 總裁應負責評估畢馬威的其他建議在促進經營效率及董事會有效性方面的價值，並在三個月內向董事會報告。

事實認定和建議概要 *(續)*

(v) 構築更堅實基礎

- 基於對畢馬威和摩斯倫事實認定的審核及自身的獨立觀察所得，專責委員會滿意本銀行授信審批、風險管理和內部監控程序的持續有效。由12家前身銀行合併後，本銀行一直在尋求以一種穩定的機制來實施其上市招股書和去年年報中描述的風險管理和內部監控程序。過去三個月內對本銀行在企業銀行業務的授信審批、風險管理和內部監控程序方面所進行的全面審核，顯示出本銀行正立足於這種機制，但審核也為本銀行提供了一個考查所取得的進步並考慮加強有關程序的機會。本次審核還為本銀行提供了一個機會，可以對照日益提高的國際標準考查自身的公司治理，並考慮滿足這些標準的改進措施；

- 畢馬威已指出本銀行信貸及風險管理的做法與自己的政策及香港金管局指引有細節上的不同之處。這些不同之處大部分涉及本銀行自己的政策，委員會注意到金管局的指引是在高層次上進行表述的。專責委員會認為在內部政策和金管局指引方面的不同都不嚴重，但仍應按照金管局同意的時間表儘快校正，由稽核部監督，並向稽核委員會報告；

- 畢馬威還提出希望在風險管理、授信審批以及內部監控機制方面進一步詳細改善，即便是已符合金管局指引。管理層應在董事會的監督下推進這些措施；

- 畢馬威同樣也提出了在高層次監控方面的詳細改善建議，即便是已符合金管局指引。專責委員會同樣相信總裁將推動這一工作，按照本報告有關公司治理部分列出的方式，形成提交董事會的詳細建議；

- 在本報告中，專責委員會希望向董事會強調對本銀行最有利的程序及高層次監控的改善領域。

(vi) 加強管理層結構

- 專責委員會對本銀行現有組織和管理層結構運行良好感到滿意，但從畢馬威的審核、自身的觀察及與總裁的討論出發，相信對於現有組織和管理層結構的進一步強化將對本銀行有利；

- 汲取新農凱貸款的教訓，應強化對於風險管理重要性的認識。風險管理總監的地位因此應提升至與業務發生部門的主管平級，稱為風險總監(Director of Risk)。他將直接向總裁及向董事會報告，其職責將是確保本銀行繼續在信貸、市場、運營、法律及合規風險控制方面採取國際最佳做法。這將要求該職位由一個世界級的候選人來擔當，並通過面向內部及外部申請人公開的競爭而選出；

- 應設立一個新的營運總監(Chief Operating Officer)的職位。其工作將是協助總裁協調及實施本銀行正在進行的許多變革項目以及作為本次審核一部分的改善建議，從而為本銀行提供與國際最佳做法相符的運營能力。他將直接向總裁及向董事會報告，應與現有的副總裁平級。這將要求該職位由一個世界級的候選人來擔當，並通過面向內部及外部申請人公開的競爭而選出；

事實認定和建議概要 *(續)*

(ii) 判斷錯誤 *(續)*

➢ 該貸款辦理過程中涉及的銀行職員在與上市規則有關的合規問題上表現得缺乏敏感。雖然是周先生有責任通過他的專業中介人這樣做，而且銀行職員確實在貸款文件中作為條件明文規定周先生應該合規，但總是有一種公眾可能懷疑銀行協助規避上市條例的風險，無論是否有規避發生。因為為客戶保密的原因，本銀行難以在公眾面前為自己辯護。

- 本銀行因此面臨與貸款收益不相稱的信貸風險和信譽風險。

- 貸款發放後，其後續管理儘管代價高昂，但令人滿意。貸款受到了管理層的密切監督，在周先生消失以及委任上海地產接管人前一直正常履行，在此之前董事會毋需介入。

(iii) 誰為此負責

- 根據所獲得的證據，委員會未發現有理由相信參與貸款的有關職員有在他們看來符合本銀行最大利益以外的任何動機。委員會注意到，周先生做出了努力履行貸款條款，並且確實償還了大部分貸款。事實上，假如計劃在2003年6月3日舉行但隨後被推遲了的上海地產特別股東大會批准了進一步注資的提議，貸款的餘額將會非常小。目前的回收行動顯示了本銀行收回大部分貸款的可能性，而可能只有很少損失或沒有損失；

- 儘管如此，謹慎的銀行業做法要求卻自始即有良好的判斷，周先生消失了，本銀行的聲譽則由於圍繞該貸款的負面輿論而受到損害。考慮到摩斯倫報告以及自行進行的獨立調查，專責委員會依責任由大到小的順序，對有關的兩位最高級銀行職員提出如下批評：

  — **劉金寶先生(前總裁)**儘管知曉有嚴重的保留意見尚未得到滿足，卻未對交易進行干預。他應意識到柯先生作為事實上的信貸委員會主席的地位，會在處理柯先生推介的貸款(如新農凱貸款)建議時妨礙信貸委員會的工作成效；

  — **柯文雅先生(企業銀行副總裁)**推介該貸款，沒有充分考慮交易的內在風險以及風險管理部的疑慮。

(iv) 已經採取或將立即採取的措施

- 信貸委員會的審批程序正為一個以新的信貸評審委員會為中心的新程序所取代，消除了舊程序中業務發生與風險管理之間的失衡和內在的利益衝突；

- 專責委員會建議董事會接受柯先生的退休申請，並考慮他的服務記錄(除了這次判斷失誤以外一直表現出色)。他主動承擔責任的態度顯示了令人稱道的個人責任感，這與他在同事中得到的高度評價完全一致；

- 專責委員會建議董事會將專責委員會有關劉先生在貸款中角色的事實認定函告中國銀行。

事 實 認 定 和 建 議 概 要

專責委員會通過稽核委員會向董事會提交如下事實認定和建議：

(i) 新農凱貸款(「貸款」)的狀況

- 搭橋貸款金額為17.7億港元(這是21.07億港元融資便利的最終提款額)，其中10.3億港元已償還，截止2003年6月30日的餘額為7.4億港元；
- 作為貸款餘額的抵押，本銀行對上海地產75%的股份擁有法律上的第一抵押權；
- 上海地產已被委任接管人，接管人名下有12億港元存款存在本銀行。據瞭解該公司只有很少可能影響該存款的負債；
- 專責委員會對於回收貸款方面正在採取的積極步驟感到滿意。作為第59條審核的一部分，摩斯倫對該貸款進行了評估，認為2003年5月31日該貸款的分類應為「關注」，因此未建議進行特殊撥備。不過，貸款目前被本銀行列為「次級」，並且已進行了1.26億港元的特殊撥備。羅兵咸永道同意包括在截至2003年6月30日的經審計半年賬中的此特殊撥備水平。

(ii) 判斷錯誤

- 貸款是根據當時適用的程序和授權而發放的。雖然金額比較大，但它並非需要董事會審批的貸款，因此在情勢要求(例如有可能成為不履約貸款)前，並未呈請董事會注意；
- 就我們所能做出的判斷，貸款的審批程序得到了遵守，但我們認為發放貸款時存在判斷失誤：
  - 儘管一開始就指出了風險，但卻沒有在以下幾個方面得到充分解決：
    - 本銀行從未獲取關於周先生的足夠資料，以便能夠瞭解周先生的資產淨值並評估取得這些資產的難度；
    - 為了還款，本銀行依賴於周先生向上海地產注入資產，這取決於周先生的誠實守信以及周先生和上海地產遵守香港聯交所上市規則的能力；
    - 本銀行對於周先生要求不用可注入上海地產的物業進行抵押予以通融，因為周先生稱注入被抵押的物業可能被視為「關連交易」。由此，本銀行面臨的處境是不得不以上海地產的股份作為抵押，結合複雜而費力的貸款管理安排，確保上海地產的資產不減少或負債不增加，以保護這些股份的價值。既然沒有絕對可靠的保護系統可用，這就進一步增加了對周先生誠實守信的依賴；

目 錄

附錄：

關於中國銀行(香港)有限公司
公司治理、授信審批程序、
風險管理及內部監控機制的

專責委員會調查報告

Report of the Special Committee

on the Corporate Governance, Credit Approval Process,
Risk Management and Internal Control Mechanisms of
Bank of China (Hong Kong) Limited

二〇〇三年九月

September 2003

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Appendix 5

List of Staff and External Parties Interviewed

Part A Staff

Name	Title	Department/Company
Cheung Kin Hung	Deputy Head of Division	Risk Management Department
Chin Lai Ngan	Deputy Head of Division	Bank-wide Operation Department
Chu Ka Wing	Former Deputy General Manager	Risk Management Department
Gao Zhibing	Deputy Head of Division	Risk Management Department
Ho Chu Hei	Officer	Risk Management Department
Hui Sze Wai	Manager	Chief Executive's Office
Kai Chi On	Deputy General Manager	Retail Banking Department
Kwok Chak Wah	Division Head	Corporate Banking & Financial Institutions Department
Lam Yim Nam	Deputy Chief Executive	Retail Banking Department
Lau Shuk Man	Manager	Bank-wide Operation Department
Law Man Wah	Chief Financial Officer	Finance Department
Lo Chung Hing	General Manager	Special Assets Management Department
Lo Tsui Har	Deputy Head of Division	Risk Management Department
Lok Kim Yuen	Senior Manager	Risk Management Department
Mao Xiaowei	Chief Risk Officer	Risk Management Department
Ng Rowena	Managing Director	BOCI Asia Limited
Or Man Ah	Deputy Chief Executive	Corporate Banking & Financial Institutions Department
Qiu Weidong	Senior Manager	Chief Executive's Office
Sun Jimmy	Manager	Corporate Banking & Financial Institutions Department
To Chi Wing	Deputy General Manager	Finance Department
Wang Wei Hung	General Manager	Legal & Compliance Department

Part B External Parties

External Parties	Capacity
KPMG	Section 59 Review Auditor
Moores Rowland	Section 59 Review Auditor
PricewaterhouseCoopers	Interim Results Auditor
Goldman Sachs	IPO Sponsor
UBS	IPO Sponsor
Bearing Point	CRS Project Consultant

Appendix 4 *(continued)*

Summary of the Findings of KPMG *(continued)*

Credit File Review

We have reviewed a portfolio of loans which was selected by the Bank based on criteria instructed by the Hong Kong Monetary Authority. This portfolio comprised 14% of the total Corporate Banking loan portfolio by value of gross exposure.

Based on our review, we have recommended that approximately 16% of the reviewed portfolio (by value of gross exposure) to be downgraded (mostly from Performing to Special Mention). We have also recommended additional specific provisions of HK$79 million. As the portfolio was selected based on a specific criteria, our conclusions may not necessarily be a representative of the portfolio as a whole. We have recommended that the Bank considers the result of our work in this light in arriving at the specific provision required for the whole portfolio. We have not recommended additional general provisions for loans that have been downgraded from Performing to Special Mention as we understand that this matter will be dealt with by the Bank in discussion with its external auditors.

We emphasise that the downgrades from Performing to Special Mention represent a significant portion of the portfolio examined by us. If these loans are not monitored carefully with a view to reducing the Bank's exposure, it is possible that a portion of these loans will deteriorate giving rise to a potentially significant amount of loss in the future.

While our review highlighted that the Bank generally operates in accordance with its policies for credit analysis, approval and monitoring, we have noted a number of areas where improvements should be made. Our key recommendations in this respect are set out under the "Credit risk management framework" above."

Appendix 4 *(continued)*

Summary of the Findings of KPMG *(continued)*

Credit Risk Management Framework *(continued)*

Performance Management

Remuneration structure for front office staff needs to encourage development of long term profitable business as opposed to short term volume and revenue growth. Remuneration structure of risk management and other back office staff should minimise dependency on performance of the front office and emphasise effective and efficient performance of risk management and other responsibilities. In 2003 the Bank started to establish the building blocks of a performance measurement framework with the aim of incorporating the above recommendations.

Risk Infrastructure

The need for accurate and complete credit risk data at customer and transaction levels is well recognised at all levels in the front and back offices. The Bank has initiated a number of important IT projects aimed at improving the accuracy and effectiveness of its credit risk measurement and management framework.

Enhancements to the risk reporting infrastructure should ensure that the Bank is able to provide a more granular analysis of the credit risk within each portfolio, the key risk drivers, and the underlying trends that need to be monitored. Revised reports should provide for increased consistency across the relevant functions, better use of risk migration analysis, analysis of group exposures, and more focused commentary on reported numerical information.

Whilst pursuing the relatively ambitious goals of the IT projects, the Bank should take steps to ensure that it does not lose sight of its more basic credit risk management requirements. These include the need for a platform to (i) provide accurate customer hierarchy, group and static data information, (ii) aggregate credit risk exposures at customer group level across product, business line, and legal entity in a timely fashion and (iii) better documentation of risk assessment and credit decisions.

Process and Control Framework

Since the merger, the Bank has devoted considerable resources to the establishment of an appropriate credit control framework. This is governed by a comprehensive set of credit risk management policies and procedures that continue to be refined as the regulatory requirements and business of the Bank evolve.

Our review has highlighted a number of areas where the implementation of policy and procedures could be enhanced. Our recommendations include:

- Expanding responsibilities for on-going customer monitoring to ensure that financials are obtained on a timely basis, deteriorations in creditworthiness are identified at an early stage and loan grades are adjusted accordingly
- Amending annual review procedures to increase the focus on group rather than borrower exposure
- Changing the delegated authority structure to ensure that adequate consideration is given to exposures to customers on a group basis
- Developing guidelines for setting and monitoring loan covenants
- Improving the temporary excess approval and monitoring framework
- Developing an enhanced approval and monitoring framework for syndicated loan facilities

Appendix 4 *(continued)*

Summary of the Findings of KPMG *(continued)*

Credit Risk Management Framework

Proactive Credit Risk Management

The risk management framework established at the time of the merger sets out responsibilities for credit risk identification, measurement, monitoring and reporting. It also specifies the roles of the front and back offices including the independent Risk Management Department.

As the Bank strives to develop and embed improved risk management practices, we recommend that the importance of a proactive approach to credit risk management be emphasised. This will help develop a stronger working relationship between the risk and business functions and create an environment that encourages and rewards early identification of risk issues by all levels of staff in both front and back office. Liaison between the front office, Risk Management Department and Special Asset Management Department should be encouraged to maximise the Bank's recovery of potential problem loans. Development of a "watchlist" could assist in the early identification and resolution of such loans.

The desirability of such a relationship is clearly recognised by senior management in the relevant functions of the Bank, but its operation in day-to-day working practice needs to be more effective. A range of solutions is required: risk professionals need to be given greater profile and authority in the organisation, and culturally the front office will increasingly need to accept the positive role that effective risk management can play in developing profitable business. The Chief Risk Officer position also needs to be reassessed with a view to increasing its status in the organisation to rank alongside the business heads. This will help to ensure that the concerns of both the Chief Risk Officer and Risk Management Department are appropriately addressed in the credit decision making process.

Quality of Credit Analysis and the Credit Approval Framework

We are encouraged to see that the Bank is sponsoring a number of training initiatives aimed at improving the credit analysis capabilities of both front line and risk management staff. Our file review has highlighted that the existing credit analysis is highly variable and should be improved through: concurrent evaluation of the underlying business viability of the borrower and its group; a more rigorous analysis of cashflows and projections; use of more up to date financial information, and a more thorough and objective assessment of guarantors.

We have recommended that the Bank considers selective recruitment of credit risk management experts from a range of international best practice banks to enhance risk management processes and further develop the risk management culture.

The Bank's credit approval framework is clearly laid out in a delegated authority framework that requires independent credit approval by the Risk Management Department with escalation of larger customer exposures to more senior and experienced staff, the Chief Risk Officer and finally the Credit Committee. The risk function provides challenge to the front line with input into the transaction structuring process and recommendations for improving the Bank's risk position. Again, this framework needs to be further embedded within the day-to-day operations of the Bank. For example, our file review has indicated that concerns and comments raised by Risk Management Department during the credit analysis and approval process should be more clearly articulated and a more disciplined approach should be adopted in addressing these comments. We also note that the composition of the Credit Committee could be improved with an increase in independent representation. The Bank is addressing this issue with the proposed introduction of a Credit Risk Assessment Committee which has a higher proportion of members drawn from functions which are independent from the front office.

Appendix 4 *(continued)*

Summary of the Findings of KPMG *(continued)*

"High Level Controls Exercised by the Board *(continued)*

Other High Level Controls

We also considered, at a high level, the key areas of strategy, planning and budgeting, risk management, management information and internal audit.

In relation to strategy, planning and budgeting, the Bank has set up an ambitious project to consider its Vision, Mission and Values. This is intended to set the context for the Bank's long term development plans. This project will need to integrate with the Bank's current strategic planning and budgeting process so that implementation of the vision can be facilitated.

In addition, the project's conclusions are likely to require significant changes in the management processes, and motivation, assessment and compensation schemes to align personal behaviors with the Bank's goals. The recruitment of skilled managers from outside the Bank is likely to be needed (these individuals can be highly effective as "change agents"). A shift in relative focus from business volume growth to quality of business is also required. Finance and risk functions will probably need to be given a greater profile and authority in the organisation, and the Bank will need to foster closer and more effective working relationships between finance and risk professionals and the front office.

It is widely recognised within the Bank that the achievement of these ambitious goals rests on the effective implementation of a number of key, and interlinking, IT projects. Each of these projects is highly significant in its own right, but in combination they represent a formidable challenge.

We have recommended a number of steps to achieve better governance of these projects and increase the likelihood of their success. The most significant of these steps is to establish a Programme Management Office to monitor and control the progress of each project and to manage their interaction more effectively. Part of the function of a Programme Management Office would be to take stock, at an early stage, of the achievability of current project goals and change the prioritisation, and perhaps, the whole approach to certain projects. It may be more appropriate to break down some projects into smaller, more readily achievable parts and adopt a "building block" approach to overall implementation.

We have suggested enhancements to Internal Audit's reporting to prioritise its recommendations and agree corrective action. We have also suggested the establishment of a tracking system for Internal Audit's recommendations which should provide greater assurance that actions agreed by management are implemented within agreed timeframes.

Appendix 4 *(continued)*

Summary of the Findings of KPMG *(continued)*

"High Level Controls Exercised by the Board

Board and Committee Structure

The Bank's existing corporate governance and high level control framework was substantially established at the time of the merger in October 2001. In essence, the Board structure follows a supervisory model in which all members are non-Executive except for the Chief Executive. As is common practice, Board committees have been established for the key supporting functions of Risk, Audit and Remuneration.

Since their establishment, the Board and the Board Committees have devoted substantial time to their responsibilities. For example, meetings of the Board have taken up to a full day, in order to consider substantial volumes of information and approve detailed policies and procedures in relation to risk management and other key areas.

While in many ways this approach of the Board has served the organisation well to date, the Bank may now be in a good position to re-assess the Board's role and the operation and responsibilities of Board level committees. This is also recognised by the Board members.

The fundamental purpose of such a re-assessment is to increase the effectiveness of the Board, and the efficiency with which it operates, and to increase the clarity of responsibility of management in relation to the running of the business. Our key recommendations for management to consider in this re-assessment include:

- The Bank to adopt a tiered approach whereby the Board considers only the most significant strategic and supervisory matters leaving the Board committees to deal with detailed policy approval and a more regular oversight of risk, financial and operational performance. Consideration should also be given to appointing more executive directors.

- The roles, responsibilities, composition and meeting frequency of the Board committees to be reviewed and standing agendas implemented to ensure that individually and collectively, these committees support the Board in discharging its ultimate oversight responsibility. The Bank to consider establishing an Executive Committee and a Nomination Committee. The Executive Committee would be able to discharge many of the currently more detailed responsibilities of the Board. The composition and responsibilities of the Executive Committee would need careful consideration by the Bank to realise the full potential of such a structure. Its establishment should provide the opportunity for greater levels of communication between management and the Board, and closer oversight of management's performance in executing strategy and managing the Bank's risk. The Chief Executive and his senior management team will continue to run the Bank acting through the Management Committee and other senior management forums.

- Information needs of the Board and the Board committees need to be examined to ensure that appropriate management information is provided to each body reflecting its roles and responsibilities. Standing information packs should present appropriate analysis of information and reporting against agreed key performance indicators. More use of exception reporting should be adopted, particularly for reporting to the Board.

Appendix 4

Summary of the Findings of KPMG

Introduction

KPMG's review and report was commissioned by Bank of China (Hong Kong) Limited ("the Bank") in an engagement letter dated 7 July 2003. It covers high level controls exercised by the Board; credit approval processes; credit risk management framework and internal control mechanism within the Corporate Banking & Financial Institutions Department of the Bank; and credit file review of loans meeting criteria as set out in the Bank's announcement of 17 June 2003. These criteria exclude any loans to Mr. Chau or related parties to him, which have been reviewed by Moores Rowland. The full report has four volumes:

- executive summary;
- high level controls exercised by the Board;
- credit risk management framework; and
- credit file review.

The volumes on high level controls exercised by the Board and credit risk management framework contain a summary of the key HKMA supervisory guidelines relevant to each volume; a summary of the Bank's control procedures in place as at 31 May 2003; findings based on a comparison of the Bank's control framework against the relevant modules of the Supervisory Policy Manual and Guidelines issued by the HKMA and against the Bank's established policies and procedures; and recommendations reflecting further improvements that could be made to enhance the Bank's control framework. The volume on credit file review sets out the details of the sample selected based on the HKMA's criteria, an analysis of proposed loan classification and provisioning and other findings from review of customer loan files.

KPMG's review comprised interviews with senior and key line management; review of key documentation and procedures manuals; and review of reports of internal and external auditors and regulators' examination reports for the period from 1 October 2001 to 31 May 2003. Their work was based on obtaining an understanding of the control procedures in operation as at 31 May 2003 by enquiry of management, compliance testing and review of documents supplied to it.

KPMG's work did not cover credit policies, procedures and controls in respect of the Bank's treasury or retail banking businesses; or the credit risk management framework and internal controls of the Bank's PRC branches and subsidiaries.

As agreed with the Bank, KPMG's work did not constitute an audit, and therefore does not provide the same level of assurance as an audit; and the scope of work was such that KPMG would rely upon information and explanations given to them without independent verification or authentication. Accordingly, KPMG have not established the completeness or accuracy of information and explanations provided, nor have they verified it, except where they have explicitly so stated.

Further, the particular features of the scope of the work performed by KPMG, the contents of their report, and the level of details reflected in the report were determined by the purposes of the engagement and the needs of the directors of the Bank at the time the review was commissioned. Accordingly, the report and/or any extracts or parts thereof should not be regarded as suitable for use by any other persons or for any other purpose. KPMG accept no responsibility or liability in respect of the report or any extracts or parts thereof or references made with respect thereto to persons other than the Bank.

The report relates to certain matters as at 31 May 2003. Events may occur or may have occurred since that date and or since the date of the report, which, had they come to light prior to the date of the report, may have affected the conclusions reached or information contained in the report or any extracts thereof.

The rest of this appendix comprises a summary of the report by KPMG.

Appendix 3 *(continued)*

Summary of the Findings of Moores Rowland *(continued)*

Conclusions *(continued)*

(c) No provision needed to be made at 31 May 2003 for the Bridging Loan, as there was no evidence that the Bank would suffer any loss in relation to the loan.

Our conclusions in relation to the exposures to the Chau Group are as follows:

(a) On the basis of the procedures we applied, we conclude that the Bank has properly identified the exposures to other members of the Chau Group.

(b) These exposures were granted in compliance with the established policies and procedures and delegated authorities of the Bank then applicable.

(c) The mortgage loan granted to Mr. Chau and Ms. Mo was still current at 31 May 2003 but should have been downgraded to "Special Mention" at 31 May 2003 following the reported detention of Mr. Chau. Further downgrading should be considered should circumstances deteriorate further.

Recommendations

Based on our review of the Bridging Loan and other exposures to the Chau Group, we have made the following recommendations in respect of the operation of the Credit Committee for consideration by the Board of Directors in conjunction with recommendations to be made by KPMG from their overall review of the Bank's credit procedures and corporate governance features:

(a) Restructuring the Credit Committee to ensure that credit approval decisions are free from the "advocacy risk" of the business departments initiating the relevant credit applications.

(b) Changing the appeal system whereby the Credit Committee should submit any appeals against vetoes made by the Risk Management Department to the Risk Management Committee of the Board, instead of to the Chief Executive, thereby removing any undue pressure on the Risk Management Department.

(c) Setting timetable for the distribution of agenda and supporting papers in advance to enable Credit Committee to better prepare for meetings.

(d) Removing trivial matters from the agenda of the Credit Committee so that the Credit Committee may concentrate on important credit decisions.

(e) Considering obtaining second opinion on important legal issues."

Appendix 3

Summary of the Findings of Moores Rowland

Introduction

Moores Rowland's review and report was commissioned by the Bank in an engagement letter dated 24 June 2003. It covers loan exposures of the Bank to the Chau Group. Any findings and recommendations made are in respect of the review of the Chau Group, and it should not be assumed that they can be extrapolated to all loans granted by the Bank.

Moores Rowland's review comprised principally examination of documents and files provided by the Bank, and interviews with staff and other persons involved. These procedures do not constitute either an audit or a review made in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and, consequently, no assurance is expressed.

Moores Rowland's report inevitably contains information about the Bank's customers — notably Mr. Chau himself — that is protected by client confidentiality. This summary excludes such information.

The following are extracts from the Moores Rowland report's summary of findings and conclusions which do not contain confidential client information:

Conclusions

"In relation to the approval and granting of the Bridging Loan, our conclusions are as follows:

(a) The Bridging Loan was granted by the Credit Committee of the Bank, which had the appropriate authority to approve a loan of such size according to the Bank's credit approval procedures and delegated authorities then applicable.

(b) Whilst it could be said that the Bridging Loan was approved and granted in compliance with the established policies of the Bank in a formal sense, since there is evidence to indicate that all relevant policies were considered, we have identified the following shortcomings:

   (i) The risks associated with the Bridging Loan, including those identified by the Risk Management Department right from the beginning, were not adequately addressed, because of the perceived adequacy of the cash control and extraction mechanism designed under advice by the Bank's legal advisers. The legal and regulatory implications of the cash control and extraction mechanism were however not adequately understood and addressed.

   (ii) The Bank gave inadequate consideration to the KNOW YOUR CUSTOMER policy.

   (iii) In its attempt to structure the Bridging Loan in such a way that would balance the Bank's interest and the customer's desire to surmount regulatory obstacles arising from the Listing Rules, the Bank's senior officers had inadequate alertness to matters that might expose the Bank to reputation risks in the context of Credit Risk Management Fundamental Principle No. 4 "*Operate within the boundary of the law and regulations, upkeep reputation (依法經營維護聲譽)*".

In relation to the post-lending monitoring and control of the Bridging Loan, our conclusions are as follows:

(a) The risks associated with the Bridging Loan were adequately controlled and monitored in accordance with the special arrangements between the Bank, New Nongkai, Shanghai Land and the directors of Shanghai Land.

(b) The Bridging Loan should have been downgraded to "Special Mention" at 31 May 2003 following the reported detention of Mr. Chau, who was pivotal in the asset injection and cash extraction plan, and following the significant drop in the market value of the pledged shares, which triggered an event of default that resulted in the set-off of the deposit of HK$50 million pledged by the Borrower.

Appendix 2

Abbreviations and Definitions

In this Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

"Bank" or "BOCHK"	means Bank of China (Hong Kong) Limited, a company incorporated in Hong Kong and an authorised institution pursuant to the Banking Ordinance;
"Board"	means the Board of Directors of BOCHK;
"BOC"	means Bank of China, the ultimate holding company of BOCHK;
"BOCI"	means BOC International Holdings Limited;
"HKMA"	means the Hong Kong Monetary Authority;
"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;
"Mr. Chau"	means Mr. Chau Ching Ngai, the Chairman of Shanghai Land;
"Mr. Kwok"	means Mr. Kwok Chak Wah, the Head of Industrial and Commercial Division of Corporate Banking & Financial Institutions Department of the Bank;
"Mr. Liu"	means Mr. Liu Jinbao, the former Chief Executive of the Bank;
"Mr. Liu Mingkang"	means former Chairman of the Bank who left office on 28 May 2003;
"Mr. Mao"	means Mr. Mao Xiaowei, the Chief Risk Officer of the Bank;
"Mr. Or"	means Mr. Or Man Ah, the Deputy Chief Executive for Corporate Banking of the Bank;
"New Nongkai"	means New Nongkai Global Investments Limited, a company incorporated in the British Virgin Islands, the shares of which are beneficially owned by Mr. Chau;
"New Nongkai loan" or "loan"	means the loan advanced by BOCHK to New Nongkai;
"PwC"	means Messrs. PricewaterhouseCoopers, the auditors for the Bank;
"Receivers"	means Messrs. Stephen Liu Yiu Keung and Kenneth Yeo Boon Ann, joint and several receivers appointed to Shanghai Land;
"Section 59"	Section 59 of the Banking Ordinance which empower the HKMA, after consultation with an authorised institution, to require that institution to submit a report by an auditor on matters specific by the HKMA;
"Shanghai Land"	means Shanghai Land Holdings Limited, a company listed on the Stock Exchange;
"Stock Exchange"	means the Stock Exchange of Hong Kong Limited.

Appendix 1

Terms of Reference of the Special Committee

(as approved by the Board of Directors on 17 June 2003)

1. The Board has resolved to set up the Special Committee with Mr. Anthony Neoh, the Senior Adviser, as the convenor and Messrs. Victor Fung and Weijian Shan, both independent non-executive directors, as its members. The Company Secretary, Mr. Jason Yeung will act as the Secretary to the Committee.

2. The terms of reference of the Special Committee are as follows:

   (i) To undertake a comprehensive review of the credit approval process, credit risk management process and related internal control mechanisms for the Bank for corporate lending.

   (ii) To undertake a review of the compliance process and identify any weaknesses in the compliance process based on its examination of the audit report undertaken for the Section 59 Review as well as its own review of the compliance procedures and their operation.

   (iii) To undertake a review of the Corporate Governance of the Group.

   (iv) To submit such other observations and recommendations as they shall deem fit, based on their review of the Section 59 Review and their own examination of the credit approval, risk management, internal controls and compliance processes of the Bank.

   (v) To submit a written report to the Board through the Audit Committee within 2 weeks of the completion of the Section 59 Review report.

Dated this 5th day of September, 2003

(Sd.) Anthony Francis Neoh
Anthony Francis Neoh, Convenor

(Sd.) Victor Kwok King Fung
Victor Kwok King Fung, Member

(Sd.) Weijian Shan
Weijian Shan, Member

(Sd.) Richard Farrant
Richard Farrant, Special Adviser

(Sd.) Jason Chi Wai Yeung
Jason Chi Wai Yeung, Secretary

III. Stronger Foundations for Higher Standards *(continued)*

Conclusion: Reaching for Higher Standards

45. The making of the New Nongkai loan occurred soon after the Bank's creation from the merger of its predecessor banks, in the early stages of implementing its new risk management systems. The Special Committee believes that the key issue is a "people" issue since the key issue identified in the New Nongkai Loan is not failure of the risk management system but a lapse in judgment in a particular instance. Systems can be put in place but they are operated by people. So, it is essential to embed the values and principles of risk management already adopted and described in the Bank's 2002 Annual Report (on pages 124 and 125), at the management and operational levels of the Bank. The Bank has embarked upon this through the many projects now underway since the merger and staff and management have been engaged at multiple levels. A new awareness is taking hold. The Review has enabled the Bank to stand back, take stock and see how it might undertake this change better.

46. The priority is to ensure that the Bank has an enhanced top management team to support the Chief Executive and in this respect, it is important to select, as soon as possible, the new Chief Operating Officer and Director of Risk. These should be persons with sufficient experience to bring international best practice into the Bank, and with the right qualities to bring forward the ambitious program of change that the Bank has already committed to undertake in its merger plans.

47. The next priority is to make sure that the Bank has the human resource and compensation policies which are conducive to ensuring that the best candidates are placed and retained in all key positions in the Bank. Only then, can the Bank truly aspire to be a bank which is capable of operating under best international practice.

48. Board leadership will play a critical role in the effort to achieve best international practice. The Chief Executive should be given the fullest support by the Board to motivate the staff to implement the many recommendations made in this Report. It is only through the joint effort of the Board, the management and the staff that the Bank may emerge as a stronger institution, ready to reach for higher standards.

III. Stronger Foundations for Higher Standards *(continued)*

Recommendations to Enhance Corporate Governance

38. KPMG make a number of suggestions and recommendations about the Board committee structure, nominations, agenda management, self-assessment, and other matters of corporate governance. These recommendations are broadly in line with thinking already underway in the Board and are therefore worthy of implementation, but some command higher priority than others.

39. The most immediate priority relates to independent non-executive directors, following Mr. Chia's retirement. BOC provides the majority of non-executive directors, consistent with its majority shareholding. That leaves four independent non-executive directors (now three, with Mr. Chia's retirement) to provide any experience and independent perspective not furnished by the BOC nominees. Mapping the skills and experience of the present non-executive directors against the challenges now being faced by the Bank suggests that more experience in corporate governance, supervising change management, IT related project management, and banking related risk management would be invaluable. If it cannot be found in one candidate, perhaps the recruitment of an additional independent non-executive director should be considered.

40. KPMG's comments about the Board's workload should also be considered an urgent matter. The Chief Executive should consider with his management team measures to ensure that future Board papers should be more succinct and propose a template of key performance indicators to assist the Board in its oversight of management. KPMG have suggested that the Board should establish an Executive Committee. This is intended to enable the Board and its other committees to focus more on strategy and oversight of the business, and improve communication between the Board and management. The Special Committee recommends that the Board tasks the Chief Executive to conduct a study on the need and feasibility of an Executive Committee and if thought fit, include in his report, the full details of the terms of reference, membership and operation of this Committee and report to the Board within six months, bearing in mind the need to first enhance the management structure.

41. It has been suggested by KPMG and others to the Special Committee that the appointment of additional executives to the Board, will act as a means of fostering a bank wide sense of responsibility in the top executive team. The Special Committee feels that this suggestion deserves careful consideration and recommends that the Board should task the Chief Executive to study this and report his findings to the Board at the same time as his report on the proposed executive committee.

42. A further matter relates to the Board's oversight of Compliance. At present, this is achieved through a sub-committee of the Audit Committee comprised of Bank executives and a co-opted member of BOC. The Special Committee recommends that a better home for this responsibility is the Risk Management Committee, reflecting the fact that Compliance is concerned with the control of regulatory risk. We also propose that the Chief Executive should undertake a review as to whether the Legal and Compliance Department has the capability of providing compliance support on securities markets matters in relation to future lending transactions of the Bank.

43. The Special Committee is concerned that the Bank's internal audit arrangements are not adding as much value as they could. In particular, the Special Committee questions whether there is sufficient audit of management processes identified as critical to the operations of the Bank, not only to be sure they are working according to the stated procedure, but also that the procedure is achieving its intended objective. The Special Committee recommends that to ensure that the Board is assured that it is getting the fullest value from internal audit, it should consider tasking the Audit Committee to commission a more detailed review of the internal audit process against international banking best practice.

44. Finally, it is also recommended that the Chief Executive should be tasked to assess KPMG's other suggestions and recommendations for their value in promoting operational efficiency and effectiveness, reporting to the Board within 3 months.

III. Stronger Foundations for Higher Standards *(continued)*

Enhancing Management Structure

33. The Special Committee notes that the Bank carries a heavy workload of establishing the systems and processes arising from the merger. Competition in the market place is fierce. The key immediate risks for the Bank lie in the Bank allowing itself to slip into a disadvantageous mismatch between the skills and experience, working culture and practice of the Bank compared with its principal competitors, which if not addressed in a timely manner will result in the erosion of its business franchise, despite the natural advantage it enjoys of association with Mainland China. The Special Committee therefore believes that, although the Bank is on track in the programs which it has been pursuing since the merger to establish new systems and improve existing ones, this Review provides an opportunity to lay firmer foundations for reaching higher standards in the future.

34. Changing working practices and systems will not work unless the motivation and behaviour of the people involved allows the changes to have their intended effect. The recommendations by the Special Committee and their reception by the Board must demonstrate and reinforce the motivation and behaviour desired of management and staff, and deter continuation of undesired practice.

35. The Special Committee believes that the best place to start is to place a powerful — ie. world class — appointee into a new role of Chief Operating Officer. His remit would be to help the Chief Executive to co-ordinate the many programs of change already under way and deliver a comprehensive operational platform which meets best international practice. This is in line with the KPMG's suggestion of the formation of a Project Management Office. The Special Committee feels that the importance of creating a world class operational platform deserves a high caliber candidate at a level similar to that of the existing deputy chief executives. The Committee believes this position should be filled by competition, open to outside as well as inside candidates. A competitive remuneration package will have to be offered. It is important that the Chief Executive leads the process of making such an appointment. The appointee's first priority should be to instill an urgently needed bank wide perspective at a high level on the major IT projects referred to above. These projects are expensive, critically important to improving work processes, and themselves a key agent of change in working culture.

36. KPMG rightly observe that raising the profile of the Chief Risk Officer would also help embed risk consciousness throughout the Bank. The Special Committee recommends that the importance of risk management should be elevated by ranking the Head of Risk Management alongside the Heads of the revenue generating departments. His remit would be to ensure the Bank maintains best practice in credit, market, operational, legal and compliance risk control. Again, a world class appointee is required, and the appointment should be made following the same process as that recommended for the new Chief Operating Officer. The position could be titled Director of Risk, in recognition of its seniority and importance.

37. In recommending the creation of the two posts of Chief Operating Officer and Director of Risk, the Special Committee wishes to make it clear that this does not imply any criticism or should in any way reflect adversely on the staff performing similar functions within the Bank. The Special Committee's hope behind these recommendations is to afford the Bank the opportunity to obtain by open competition, world class candidates for these functions at an enhanced level and thereby deepen and accelerate the process of change started by the merger and listing of the Bank. The Chief Executive is fully in support of these recommendations. The Special Committee wishes to stress that the Chief Executive will need the fullest support from the Board so that he may have the necessary resources to implement these recommendations. The Chief Executive will have to motivate management and staff to take ownership of these recommendations and he can only do this if he is able to design with the Board a comprehensive human resources and remuneration policy conducive to identifying and retaining the best candidates in all other key positions in the Bank. In this regard, the Special Committee does not believe that all this will increase overall costs. What is needed is the right compensation for the right people and a level of staffing that is supported by the business generated.

III. Stronger Foundations for Higher Standards

Continuing Integrity of Credit and Risk Management Process

27. The KPMG review was one of the most comprehensive Section 59 reviews ever conducted in Hong Kong banking history. The Report is in four volumes which document and consider in detail the internal workings of the corporate banking credit and risk management processes, the high level controls of the Bank and a review of the quality of China related loans as well as other loans according to criteria set out in the Bank's Announcement of 17 June 2003. KPMG's Report recognises that the Bank has only in the last 18 months become the amalgam of 12 smaller banks, with 13,000 staff and whilst much has been achieved in the implementation of key credit approval and risk management systems, the Bank can usefully take the opportunity to make enhancements to these systems. Based on the KPMG Review and its own observations, the Special Committee is satisfied with the continuing integrity of the Bank's credit approval process and systems of risk management and internal controls. There is no crisis of risk management but it believes that it is worth reiterating the point that the key issues raised by the New Nongkai loan are more about people, their ability to adjust to a new environment, to make competent judgments, their motivation to act on them, and their management, than about processes and systems. Systems can be put in place but people operate them. The "people" issues are therefore the priority.

28. This is not to say that policies, procedures and practices are unimportant. KPMG have undertaken a detailed comparison of those of the Bank against the Bank's own policies and HKMA guidelines. They identify instances where one or other are not precisely met in all respects. The Special Committee notes that in most cases it is the Bank's own policies which are not fully met. The HKMA guidelines are expressed at a high level and therefore it is important to ensure that they are observed in the spirit they are written. None of the shortfalls are so serious as to warrant any action other than prompt rectification. The Bank will need to agree a rectification programme and timetable with HKMA, which Internal Audit Department should monitor, reporting any problems to the Audit Committee.

29. KPMG make a number of other detailed observations and recommendations designed to embed better risk management within the Bank, and to improve the way it actually operates, even though HKMA guidelines are met. The Special Committee notes that these recommendations are welcomed by management. It concludes that management should take these forward to implementation, and justify to the Board (through its relevant Committees) the exceptions where it does not agree with the recommendation, or propose alternative arrangements.

30. These observations and recommendations by KPMG reflect its view that the agenda is incremental improvement, not immediate radical reengineering, though some items should command priority. This confirms the view of the Special Committee that there is no crisis of risk management brought to the surface by the New Nongkai loan or the KPMG Review but at the same time, this should alert management to the need for a sense of urgency lest the momentum of reforms should suffer.

31. KPMG note that management has extensive plans to modernize bank wide key operational systems, which imply significant changes in working practices, notably closer coordination and cooperation between different parts of the organisation. They note that these centre on effective implementation of a number of key, and interlinking, IT projects. They comment "*each of these projects is highly significant in its own right, but in combination they represent a formidable challenge*". They propose the establishment of a Programme Management Office to monitor and control progress on these projects, and to manage their interaction more effectively. The Special Committee agrees that these projects must not be allowed to fail, and believes this should be addressed in improvements to management structure.

32. The Special Committee based on the KPMG Review and its own observations, makes the recommendations contained in the next two sections so that the Bank may have a management and corporate governance worthy of a first class international bank.

II. The New Nongkai Loan *(continued)*

Actions Already Taken or to be Immediately Taken *(continued)*

25. The Special Committee also notes that the procedure for approval of credits, such as the New Nongkai loan, which exceed the delegated authority of the head of the Corporate Banking Department but are below the level for which Board approval is required, has already been reviewed by management. The Credit Committee is being replaced by a new procedure, incorporating a new Credit Assessment Committee. The key change is that a proposal which exceeds the individual authority of relevant General Managers must proceed through the new Committee. The Chief Risk Officer will have the right to call for the Committee to review its recommendation, either for or against an application, but the Committee's advice will constitute the last word. If its advice is to approve the proposal, this forms a recommendation to the Deputy Chief Executive in charge of that business or Chief Executive, depending on the amount of the loan. If its decision is to reject, the proposal is abandoned, as neither the Deputy Chief Executive nor Chief Executive shall have the right to over-rule the Committee's rejection. This new procedure addresses the issue of conflict of interest in the credit approval process. In the longer term, the Special Committee regards a more important safeguard as being the inculcation of greater willingness to debate and challenge ideas and proposals more openly, with more regard to their intrinsic merits than the seniority of who is proposing them.

26. The Special Committee recommends that the Board reviews the levels of loans which should be approved by the Board or its Risk Management Committee, bearing in mind the need to balance large financial exposures against undesirable restraints on the freedom of management. The other risks, notably reputational risk, to which this loan has exposed the Bank, are largely unrelated to its size. What is needed in the view of the Special Committee is to embed more deeply the values and principles of risk management already adopted by the Bank. In the next sections of this Report, the Special Committee makes a series of recommendations to the Board which will help attain this objective. These recommendations are largely derived from the review undertaken by KPMG.

II. The New Nongkai Loan *(continued)*

Who was Responsible *(continued)*

21. Accordingly, the Special Committee does not consider that Mr. Mao should bear responsibility for the loan, any more than as any other member of the Credit Committee. As a member of the Credit Committee, Mr. Mao raised appropriate concerns over the loan. Other members of the Committee also recommended risk mitigation measures. Therefore, the system of risk management in the Bank, despite this incident, was intact and worked as intended except for the imbalance between business generation and risk management. However, the system cannot replace the judgments of the top management in any organisation and this brings us to our findings in relation to the former Chief Executive.

22. Mr. Liu Jinbao, then the Chief Executive, gave written endorsement of the decision to lend on 22 April 2002, but was aware of it before then, having been briefed by Mr. Or and Mr. Mao. The Special Committee finds that he failed properly to discharge his duties as Chief Executive in this instance, for the following reasons:

    (i) He did not seek to influence or intervene in the decision making process of the New Nongkai loan, although it was clear that the Risk Management Department had serious and unresolved concerns about it, about which the Chief Risk Officer had on several occasions briefed him and these concerns were fully recorded in the minutes of the Credit Committee meeting of 18 April 2003 which were submitted to him for endorsement of the loan;

    (ii) When he did endorse the loan proposal, on 22 April, he added a condition that the Bank should observe the "Know your customer rule" by ensuring that it knew the full background of Mr. Chau before the disbursement of the loan. He ought to have known that this condition would be of scant value to the Bank. He knew by then that the Bank was committed — in principle at the very least — to lend, and he must have been aware that once his endorsement was given, the formal loan agreement to fulfill its commitment would be signed almost immediately. Once that agreement had been signed, it would be extremely difficult if not impossible to withhold the disbursement;

    (iii) He should have appreciated that Mr. Or's position as de facto Chairman of the Credit Committee created an imbalance between business generation and risk management which would impede its effective working when dealing with a loan proposal which Mr. Or advocated, such as the New Nongkai loan, and he should have been alert to the possibility of Mr. Or exercising a decisive influence on the other members of the Committee, all of whom (except Mr. Lam, the other Deputy Chief Executive) were outranked by Mr. Or. The imbalance in the system was in fact brought to his attention by the former Chairman of the Board on 21 March 2002.

Actions Already Taken or to be Immediately Taken

23. The Special Committee recommends that the Board accepts Mr. Or's application to take early retirement. It is understood that Mr. Or, who has completed more than 30 years of service with the Bank, has applied for early retirement, as he was entitled to do. Although Mr. Or's error of judgment has resulted in reputational damage to the Bank, the signs are encouraging that the Bank may well make substantial recovery, perhaps with little or no loss. The Bank has incurred substantial cost in the aftermath of the loan in the making of this review but the lessons learnt from this review will undoubtedly make the Bank a stronger institution. The Special Committee would make the further observation that in the course of this review and the interviews with staff and management, it was apparent that Mr. Or was held in high regard by his colleagues for his devotion to duty. His representations to the Special Committee were thorough and dignified, and he readily accepted responsibility. This is a commendable display of a strong sense of personal accountability to the Bank that is entirely consistent with the high regard held by his colleagues for him.

24. The Special Committee regrets that it has not been able to address tentative findings to Mr. Liu Jinbao and therefore did not have the benefit of his representations before making this Report to the Board. Mr. Liu Jinbao has returned to Beijing and is no longer working for BOCHK, the Special Committee recommends that the Board consider addressing a note of the findings of this Committee to BOC for such action as BOC deems fit.

II. The New Nongkai Loan *(continued)*

Who was Responsible *(continued)*

17. Mr. Mao, Chief Risk Officer and Head of the Risk Management Department, was the most senior risk controller involved in events leading to the making of the loan. He attended the initial Credit Committee meeting on 22 March, which did not accept the recommendation of the Risk Management Department to reject New Nongkai's proposition. At the conclusion of the meeting, Mr. Mao indicated that after the reservations expressed by the Risk Management Department have been addressed, the approval of the loan should be discussed again and he made sure that this was reflected in the minutes of this Credit Committee Meeting. Therefore, although the minutes relating to this loan commenced with the words "agreed in principle", he believed the Credit Committee's approval in principle was conditional on measures to satisfy the Risk Management Department's concerns, and the Committee indeed returned to those concerns in subsequent meetings before the loan was approved. At the next meeting of the Credit Committee held on 27 March 2002, Mr. Kwok Chak Wah on behalf of the Corporate Banking Department briefed the Credit Committee on methodologies to address the concerns expressed on 22 March. The key papers which were sent to this meeting were all dated 27 March 2002 and so members of the Credit Committee did not have much time to consider this loan. Mr. Mao was away on Bank business (the Special Committee finds no cause to believe that this was done to avoid having to attend the meeting) and his deputy at the time, Mr. Chu Kar Wing attended the meeting. Members of the Credit Committee were sufficiently satisfied at this stage to have given approval for an offer in principle to be issued by the Bank to Mr. Chau and indeed one such letter was issued that very evening. Further headway was made to address the concerns of the Risk Management Department, but these concerns were never fully satisfied.

18. Mr. Mao raised with Mr. Or on several occasions whether the Bank might not go ahead with the loan but Mr. Or indicated that unless there were good reasons, the Bank's reputation would be seriously damaged if it were to renege on an offer when there were no hard evidence to support its decision. The Special Committee would observe that after 27 March, when the offer letter was issued, it would indeed be difficult for the Bank to renege without hard evidence. Mr. Chau was very much seen at that time as an important, though mysterious Shanghai businessman. Mr. Mao briefed the former Chief Executive on a number of occasions about his concerns, but the former Chief Executive did not intervene. At the Credit Committee meeting held on 18 April 2002, Mr. Mao was recorded to have expressed concerns over Mr. Chau's background and the decision of the Credit Committee recorded, most probably, at the insistence of Mr. Mao, that as a condition of the approval of the loan, Mr. Chau's net worth must among other things be ascertained. The Bank never got to know Mr. Chau's net worth. Worries about reputational risks were expressed at this meeting and duly recorded in the minutes. These minutes were sent to the former Chief Executive on probably the 19 April 2002 so that his endorsement of the loan might be given. He gave his endorsement on 22 April 2002 and the loan documents were signed on 23 April 2002.

19. Although the procedures of the Credit Committee allows the Chief Risk Officer to exercise a veto, it would in the view of the Special Committee be unrealistic to expect Mr. Mao to do so after 27 March, nor would it be reasonable to expect him to exercise the veto on 22 March when the loan came up to the Credit Committee for the first time. After 27 March, a veto would have been meaningless, since the offer had been made to Mr. Chau. The only person who can balance the overall reputation of the Bank against the risks of not proceeding with the offer was the former Chief Executive. Mr. Or was unwilling to renege on the offer and so, Mr. Mao, rightly in the view of the Special Committee, brought up his concerns with the former Chief Executive who in the end failed to intervene.

20. The former Chairman, Mr. Liu Mingkang, did bring up the concern of potential conflict between the heads of business generation and risk management in the Credit Committee but the former Chief Executive decided not to implement the Chairman's proposals. The former Chief Executive's reasons, given in an office memo dated 26 May 2002, for not doing so was that he wished the systems and staff to first settle down following the merger. Whilst this was an apparently reasonable stance, the then Chief Executive was put on clear notice as early as 21 March 2002, that there was an "unhealthy imbalance" between business generation and risk management in the credit approval process. The former Chairman's proposal was eventually considered and approved by the Risk Management Committee of the Board in March, 2003 and has since been further fine-tuned and is in the process of being implemented.

II. The New Nongkai Loan *(continued)*

Who was Responsible *(continued)*

14. Notwithstanding this, prudent banking practice requires the exercise of good judgment at the beginning and it must be noted that the adverse publicity surrounding this loan has damaged the standing and reputation of the Bank. Of the three key senior officers involved in the making of this loan, the Special Committee finds for the reasons set out in this section of the Report, that the former Chief Executive and Mr. Or should bear responsibility for the errors of judgment made in the course of approving the loan. The Special Committee does not find that Mr. Mao should bear responsibility for making of the loan. Once the loan was made, it was intensively monitored by management. The Special Committee make no criticism of the bank officials involved in this phase of the loan.

15. Mr. Or, as Deputy Chief Executive for Corporate Banking, led for BOCHK at the initial meeting when BOCI proposed the New Nongkai bridging loan, on or about 18 March 2002. He chaired the crucial Credit Committee meetings of 22 and 27 March 2002, which ultimately approved the proposition in principle, and he signed the offer letter on 27 March. He argued strongly for the loan at subsequent meetings, despite continuing reservations from the Risk Management Department, which were never fully satisfied.

16. As the Head of a business generating department of the Bank, Mr. Or could be expected to advocate a loan which he perceives to be substantially rewarding for the Bank. However, as one of the most senior managers of the Bank, it is expected that he should balance risks carefully against reward, and in particular, he would be expected to guard the Bank against reputational risk. The Special Committee therefore finds that Mr. Or had failed in this instance to discharge his duties at a level expected of a deputy chief executive of the Bank, in that:

    (i) He failed to commission sufficient inquiry into the background of Mr. Chau and his businesses as befits a loan of such size and complexity;

    (ii) In his anxiety to capture the business for the Bank, Mr. Or accommodated several requests made by or on behalf of Mr. Chau which served to weaken the collateral position of the Bank, and unintentionally exposed it to possible speculation that the Bank may have facilitated him if he committed a breach or evasion of the listing rules or the Code on Takeovers and Mergers;

    (iii) The Bank had to establish a complex set of loan administration arrangements which were costly and could not be expected to ensure full and timely recovery of the loan;

    (iv) He failed to heed the reasonable warnings of the Risk Management Department and thereby exposed the Bank to credit and reputational risk disproportionate to the rewards deriving from the loan.

II. The New Nongkai Loan *(continued)*

The Lessons Learnt

8. Although the credit approval procedure was followed in the decision to lend, and decisions were made expeditiously, good judgment did not prevail. The key risk issues emerged impressively fast, but the Bank allowed itself to be pressured by Mr. Chau, who stated that other banks were willing to finance him and that he was under a tight timetable to close a deal with the majority shareholders of the target company who had other suitors. In the haste to meet Mr. Chau's timetable, the key risk issues identified were not sufficiently addressed. Bank Officials sought to address the credit risks involved by seeking to protect the cash and contain the incurring of liabilities of the listed company being acquired, rather than seeking to identify cash flows that could directly be applied to repay the loan. This gave rise to difficult issues in relation to the listing requirements applying to the target company, and heavy reliance was placed on outside legal advice, as well as Mr. Chau's representations and his good faith and honesty and his ability to comply with the rules. The solutions adopted were complex and costly and the reputational risks were not adequately addressed. In the end, the Bank was exposed to credit and reputational risks which were disproportionate to the rewards.

9. It was not good management practice to delegate to Mr. Or chairmanship of the Credit Committee, when he was in charge of business generation. The strong tradition of respect for seniority in the Bank makes it difficult for staff to voice dissenting views against the wishes of more senior officers, and the former Chief Executive not only should have known this but had the problem directly drawn to his attention by the then Chairman of the Board (Mr. Liu Mingkang) as early as 21 March 2002, before the loan was made.

10. This episode also illustrates that bank management was not sufficiently sensitive to regulatory compliance issues particularly those relating to the securities markets. As BOCHK will most likely be involved in financing future takeovers of listed companies, the staffing of the Compliance Division should be reviewed to ensure that the Bank does have a Compliance Officer capable of providing in-house advice on securities markets compliance issues in future lending transactions.

11. In conclusion, the underlying issues in relation to the making of the loan are not so much defects in the procedure for approving credit as the inadequacy of the judgments and experience of the key people involved. The Special Committee believes the procedure could have worked well if it had been operated by more experienced officials, and the principles and values of risk management set out on pages 124 and 125 of the 2002 Annual Report had effectively bedded down. In particular, the problems occurred because the imbalance between business generation and risk management (which was pointed out by the then Chairman of the Board) was not addressed in a timely manner.

Who was Responsible

12. The New Nongkai loan proposal was clearly a substantial loan. At around HK$1.77 billion, it was about 4% of the Bank's regulatory capital. It was not large enough to need to be reported to or approved by the Board, but its size did exceed the authority of the Deputy Chief Executive for Corporate Banking, Mr. Or, and so needed clearance through the Credit Committee, and final endorsement by the then Chief Executive. All the members of the Credit Committee share responsibility for this loan, but the key senior figures in the Bank as regards this transaction, were Mr. Liu Jinbao, the then Chief Executive, Mr. Or and Mr. Mao, the Chief Risk Officer.

13. On the evidence available to the Special Committee, it found no cause to believe that any of these three key senior officials involved in the loan were motivated by anything other than what they saw as the Bank's best interests. The Special Committee notes that Mr. Chau made an effort to deliver according to the terms of the loan, and did repay a substantial portion of it. Indeed, if the Extraordinary General Meeting of Shanghai Land, called for 3 June 2003 but was then postponed, had approved the proposed further asset injection, only a very small amount of the loan would remain outstanding. Current recovery action indicates a possibility that the Bank may make substantial recovery perhaps with little or no loss to the Bank.

II. The New Nongkai Loan *(continued)*

Errors of Judgment *(continued)*

(ii) The Bank's officers involved in the processing of the loan could reasonably, and did, rely on the fact that at the time the loan was being considered, those acting for Mr. Chau were competent investment bankers in good standing, registered as securities market practitioners or highly reputable law firms. These professional advisers could reasonably be relied on not to advise Mr. Chau to involve himself in any unlawful or irregular activity. The Bank's officers were also careful to ensure that in the loan documentation, Mr. Chau and parties to the documentation were expressly required to observe all relevant rules and regulations, including the Listing Rules and the Code on Takeovers and Mergers. The bank officials involved in this loan did seek advice, from time to time, from one of the Bank's external legal advisers, Messrs. Koo & Partners, and they acted in accordance with the advice given;

(iii) However, they failed to appreciate that their accommodation of Mr. Chau's requests for the purpose of surmounting obstacles in the Listing Rules could easily expose the Bank to public speculation that they may have facilitated Mr. Chau in evasion of the Listing Rules, whether or not there had been evasion. They also failed to appreciate the difficulty that the Bank would face in defending itself in public, because it would be bound by client confidentiality. Moreover, as the Special Committee has found, Mr. Chau never told the officers concerned how he would comply with relevant Listing Rules or the Code of Takeovers and Mergers nor were the officers party to, or had any knowledge of the contents of, any communications between Mr. Chau or those acting on his behalf with the Stock Exchange or the Securities and Futures Commission. Having been kept in the dark and with their sketchy knowledge of Mr. Chau and his background, the Bank's officers exposed the Bank to reputational risk, with no contingency mitigation plan;

(iv) The Bank's officers' lack of appreciation that the accommodation of Mr. Chau might expose the Bank to reputational risk stemmed from their inexperience in and lack of understanding of the operation of the Listing Rules and the Code on Takeovers and Mergers. They had to rely on the representations of Mr. Chau and his advisers, who clearly treated the Bank as a negotiating counterparty and therefore only gave information on what they judged the Bank needed to know. If the Bank's officers had had a good working knowledge of the Listing Rules and the Code and related practice, they most probably would have been more inquisitive and may thereby have either not extended the loan or have required stringent conditions to put beyond doubt any possibility of exposure to reputational risk, and priced in the costs of compliance;

(v) The former Chief Executive was the actual Chairman of the Credit Committee, but as a matter of practice, delegated the chairmanship to Mr. Or. Mr. Or outranked everyone on the Committee except the Deputy Chief Executive (Retail Banking). As the person tasked with delivery of business performance in the Corporate Banking Department, Mr. Or saw his prime responsibility as getting business for the Bank if he judged the risks could be controlled. Mr. Mao, the Chief Risk Officer, was junior in rank, and whilst he constitutionally had a right of veto, did not feel sufficiently bold or justified in the circumstances to exercise this power. This situation of leaving the chairmanship of the Credit Committee in the hands of the head of a business generation department of the Bank lessened the effectiveness of the workings of the Credit Committee which depended upon the free expression of different views about risk;

(vi) This defect in the composition of the Credit Committee was in fact pointed out by the then Chairman of the Risk Management Committee (Mr. Liu Mingkang, who was also Chairman of the Board) on 21 March 2002 when he asked the then Chief Executive (Mr. Liu Jinbao) to consider putting in place a system of credit assessment similar to that now in the process of being put in place (as to which see paragraph 25 below). The then Chief Executive however on 26 May 2002, proposed to the then Chairman that whilst he agreed with the proposal, its implementation should be postponed until after the risk management procedures put into place following the merger had settled down.

II. The New Nongkai Loan

The Current State of the Loan

4. The original amount of the bridging loan was HK$1.77 billion (which was the final amount drawn from a facility of HK$2.107 billion), of which HK$1.03 billion has been repaid, leaving HK$740 million outstanding. As collateral for the outstanding loan, the Bank has a first legal charge over 75% of the shares of Shanghai Land.

5. Shanghai Land announced on 9 June 2003 that Receivers had been appointed by the Court, on the grounds, inter alia, that there was no governing body of executive directors comprising the Board. This followed the disappearance of Mr. Chau, who was believed to be detained in China. The Receivers maintain in their name HK$1.2 billion in a deposit with the Bank. The Bank understands that, on the basis of the present information available to the Receivers, the company has few liabilities which could be applied against this deposit;

6. The Special Committee is satisfied that active steps are being taken for recovery of the outstanding amount of the loan. The loan was assessed by Moores Rowland as part of their Section 59 Review. They recommended, as at 31 May 2003, a loan classification of "special mention" and, consistent with that, made no recommendation for a specific provision. However, the loan is currently classified by the Bank as "substandard", and provision of HK$126 million made as a matter of prudence. PwC has concurred with the level of specific provision made by the Bank in the audited accounts for the six months ended 30 June 2003.

Errors of Judgment

7. In making every loan a bank puts itself under the risk of non repayment. The decision to make a loan therefore involves a judgment which appropriately balances risk against rewards. In the case of the New Nongkai loan, the judgments made did not comprise the appropriate balance, exposing the Bank to credit as well as reputational risk disproportionate to the rewards deriving from the loan:

   (i) The loan was in the end made despite reservations strongly expressed by the Risk Management Department, as a result of which:

   - The Bank never obtained sufficient information on Mr. Chau, in particular about his net worth and its accessibility and so, his personal guarantee was not meaningful;

   - The Bank had no direct charge over any cashflow to assure it of repayment but had to rely on cash derived from asset injections into Shanghai Land to enable it to be repaid, but these depended on Mr. Chau's good faith and honesty, and his and Shanghai Land's ability to comply with the Listing Rules and the Code on Takeovers and Mergers. There was no way that the Bank could be fully assured that the asset injections would actually be made and the Bank's external legal advisers, Messrs. Koo & Partners, advised the bank officials concerned that the Bank could not in the circumstances be fully protected;

   - The Bank accommodated Mr. Chau's request for not taking legally enforceable rights over properties available for injection into Shanghai Land by way of either legal or equitable charge, upon his representation that the injection of such properties may thereby be deemed "connected transactions" under the Listing Rules;

   - The Bank was thereby put into the position of having to rely on Shanghai Land shares as its core collateral. To protect the value of these shares, it had to devise complicated and resource intensive arrangements to protect assets of Shanghai Land by ensuring that Shanghai Land would not incur substantial liabilities or dissipate its cash assets. This further increased reliance on Mr. Chau's good faith and honesty, since no foolproof protection system could be devised;

   - The inability to resolve fully these issues made the loan a high risk one, requiring intensive and costly monitoring as risk mitigation measures and it exposed the Bank to reputational risk.

I. Introduction

1. The Special Committee was appointed by the Board on 17 June 2003 and its full terms of reference are contained in Appendix 1. A glossary of abbreviations and definitions contained in this report is contained in Appendix 2. In brief, as stated in the Bank's announcement of 17 June 2003, they are "*to review the credit approval, risk management and internal control processes of BOCHK, as well as the effectiveness of the high level controls exercised over these matters by the Board*", including the circumstances surrounding the approval of the New Nongkai loan, and report to the Board through the Audit Committee. With the Board's approval, the Special Committee appointed Mr. Richard Farrant as the Committee's Special Adviser.

2. Principal inputs to the review are the Moores Rowland and KPMG reports, the first specifically covering the Chau related loans; the second covering a wide range of other corporate lending and risk and general management issues. Moores Rowland and KPMG were appointed to assist the Special Committee and as special auditors for a report to be made to the HKMA under Section 59 of the Banking Ordinance. The staff who have been directly involved in the New Nongkai loan transaction were independently interviewed by the members of the Special Committee, as were staff involved in the credit and risk management process generally. In addition, Goldman Sachs and UBS, our sponsors in the IPO, have given views as to market perceptions arising from the New Nongkai loan and how the reforms under consideration would or would not address concerns of the market, for which we are grateful. Summaries of the Moores Rowland and KPMG reports are in Appendices 3 and 4. A list of the staff and external parties interviewed is in Appendix 5. The Special Committee has received full co-operation from all concerned. The reports of the two special auditors have been submitted to the HKMA as required under Section 59 of the Banking Ordinance.

3. In the past 3 months, the credit and risk management processes of the Bank have been closely studied by the Special Committee, assisted by the two special auditors (Moores Rowland and KPMG). Few organisations in the world have been put under such close and detailed scrutiny. With 13,000 staff, the Bank is still adjusting to the merger from its 12 predecessor banks. As the Bank goes about dealing with existing and generating new business, it has at the same time embarked on a series of reforms in its business processes as part of its ambitions to be become a first class international bank. The review undertaken by the Special Committee provides the Bank with an opportunity to take stock of what has been achieved to date, re-assess priorities and enhance its plans. The Special Committee is satisfied with the continuing integrity of the Bank's credit approval process, and its risk management and internal controls systems. Whilst the New Nongkai loan has created adverse publicity for the Bank, it has on the other hand provided useful lessons for the future. The recommendations made in this Report are intended to help the Bank bring forward its plans and achieve its stated objective of becoming a first class international bank. They have the full support of the Chief Executive who now faces the task of motivating his management team and the staff to take ownership for them. The Chief Executive must have the fullest support from the Board so that he may achieve this.

Summary of Findings and Recommendations *(continued)*

(viii) Conclusion — Reaching for Higher Standards

- The making of the loan occurred soon after the Bank's creation from the merger of its predecessor banks, in the early stages of implementing its new risk management systems. The Special Committee believes that the key issue is a "people" issue since the key issue identified in the New Nongkai loan is not failure of the risk management system but a lapse in judgment in a particular instance. Systems can be put in place but they are operated by people. So, it is essential to embed the values and principles of risk management already adopted and described in the Bank's 2002 Annual Report (on pages 124 and 125), at the management and operational levels of the Bank. The Bank has embarked upon this by the many projects brought underway since the merger and staff and management have been engaged at multiple levels. A new awareness is taking hold. The Review has enabled us to stand back, take stock and see how we might undertake this change better;

- The priority is to ensure that the Bank has an enhanced top management team to support the Chief Executive and in this respect, it is important to select, as soon as possible, the new Chief Operating Officer and Director of Risk. These should be persons with sufficient experience to bring international best practice into the Bank, and with the right qualities to bring forward the ambitious program of change that the Bank has already committed to undertake in its merger plans. The next priority is to make sure that the Bank has the human resource and compensation policies which are conducive to ensuring that the best candidates are placed and retained in all key positions in the Bank. Only then, can the Bank truly aspire to be a bank which is capable of operating under best international practice;

- Board leadership will play a critical role in the effort to achieve best international practice. The Chief Executive should be given the fullest support by the Board to motivate the staff to implement the change program already under way, which this Review seeks to enhance. It is only through the joint effort of the Board, the management and the staff that the Bank may emerge as a stronger institution, ready to reach for higher standards.

Summary of Findings and Recommendations *(continued)*

(vi) Enhancing Management Structure *(continued)*

- In order that the Bank may achieve its ambition to become a first class international bank, the Chief Executive will need the full support of the Board to allow him the resources required to accomplish this. Not only will the Chief Executive need to recruit the best candidates for the two senior positions identified here by the Special Committee, he will have to design in conjunction with the Board, bank wide human resource and remuneration policies, which will be conducive to identifying and retaining the best candidates for all key positions in the Bank;

- The Special Committee notes that the right human resource and remuneration policies need not increase overall cost but should aim at paying the right persons the right compensation and staffing the Bank at a level which is supported by the business generated.

(vii) Enhancing Corporate Governance

- Though they have reported that the high level controls within the Bank meet HKMA guidelines, KPMG have made a number of suggestions and recommendations about the Board committee structure, nominations, agenda management, self-assessment, and other matters of corporate governance. The Special Committee notes that all of these recommendations are broadly in line with thinking already underway within the Board and therefore deserve to be implemented, but some command more priority than others;

- The most immediate priority relates to independent non-executive directors, following Mr. Chia's retirement. His replacement should have experience which would ideally include one or more of the fields of corporate governance, change management, project management, and banking related risk management. In order to gain the desired spread within the experience spectrum just mentioned, possibly more independent non executive directors should be appointed;

- KPMG have suggested the setting up of an Executive Committee and the appointment of additional executive directors. This recommendation deserves careful study. The Board should task the Chief Executive to conduct a study of the need and feasibility of an executive committee and if thought fit, to include detailed proposals in a report to the Board, within 6 months, bearing in mind the need for the Chief Executive to first attend to the enhancement of the management structure;

- The Special Committee recommends that Compliance (which is presently overseen by a Sub-Committee of the Audit Committee and comprised of Bank executives and a co-opted member from BOC) should be recognised as part of the risk management function of the Bank, and so recommends that the Board's Risk Management Committee should also become responsible for Compliance and the Risk Management Committee should immediately ask the Chief Executive to review whether he is satisfied that there is sufficient capability in the Legal & Compliance Department to provide compliance support to securities markets issues encountered in the Bank's lending transactions;

- The Board should task the Audit Committee to commission a more detailed review of the internal audit process against international banking best practice, to ensure that the Internal Audit function delivers the highest possible added value in addition to complying with best international practice;

- The Chief Executive should be tasked to assess KPMG's other detailed suggestions for their value in promoting operational efficiency and effectiveness of the Board, reporting to the Board within 3 months.

Summary of Findings and Recommendations *(continued)*

(v) Building Stronger Foundations

- Based on its review of the KPMG and Moores Rowland findings and its own, independent observations, the Special Committee is satisfied with the continuing integrity of the credit approval, risk management and internal control processes of the Bank. Following the merger from 12 predecessor banks, the Bank has been pursuing a steady program of implementation of the risk management and internal controls processes described in the Prospectus at its IPO and in its 2002 Annual Report. The comprehensive review undertaken in the last three months of the Bank's credit approval, risk management and internal controls processes in the corporate banking business of the Bank shows that the Bank is on track with this program, but the Review has also given the Bank an opportunity to take stock of progress and to consider enhancements to these processes. This review has also afforded the Bank an opportunity to take stock of its corporate governance against increasingly high expectations globally and consider improvements to meet these expectations;

- KPMG have identified a number of detailed deviations of Bank credit and risk management practice from the Bank's own policies and HKMA guidelines. Most of the variations relate to the Bank's own policies, and the Committee notes that the HKMA guidelines are expressed at a high level. The Special Committee is satisfied that the deviations from both internal policies and HKMA guidelines are not serious but should nonetheless be rectified as soon as possible, against a timetable agreed with HKMA, monitored by Internal Audit, reporting to the Audit Committee;

- Further detailed enhancements to risk management, credit approval and internal control processes have been identified by KPMG as desirable even though HKMA guidelines are met. Management should take these forward, subject to Board oversight;

- KPMG have similarly suggested detailed enhancements to the high level controls in place even though HKMA guidelines are met. The Special Committee likewise believes that the Chief Executive should take those forward by formulating detailed proposals to the Board in the manner set out in the section of this Report dealing with Corporate Governance;

- In this Report, the Special Committee wishes to highlight to the Board the areas of enhancements in processes and high level controls that will most benefit the Bank.

(vi) Enhancing Management Structure

- The Special Committee is satisfied that the present organisational and management structure has served the Bank well, but drawing from the KPMG review, its own observations as well as discussions with the Chief Executive, believe that further enhancement of the existing organisational and management structure will benefit the Bank;

- Recognition of the importance of risk management, which is underlined by the lessons learnt from the New Nongkai loan, should be enhanced. This could be done by elevating the position of Chief Risk Officer in seniority to rank alongside the heads of business generation, as Director of Risk. He will report directly to the Chief Executive and to the Board. His duty would be to ensure the Bank continues to maintain best international practice in credit, market, operational, legal and compliance risk control. This will require the position to be filled by a world class candidate, through competition open to inside and outside applicants;

- A new position of Chief Operating Officer should be established. His remit would be to help the Chief Executive co-ordinate and implement the many change programs now underway in the Bank, together with the enhancements proposed as part of this Review, and thereby deliver an operational capability for the Bank which meets best international practice. He will report directly to the Chief Executive and to the Board, and should rank alongside the existing Deputy Chief Executives. This will require the position to be filled by a world class candidate, through competition open to inside and outside applicants;

Summary of Findings and Recommendations *(continued)*

(ii) Errors of Judgment *(continued)*

> ➢ The bank officials involved in processing the loan showed lack of sensitivity to issues involved in compliance with the Listing Rules. Although the onus was on Mr. Chau through his professional intermediaries to do so, and bank officials did make it an express condition in the loan documentation that Mr. Chau should comply, there was always a risk that there would be public speculation that the Bank may have facilitated the evasion of the Listing Rules, whether or not there was evasion. Because of client confidentiality, the Bank would find it difficult to defend itself in public.

- The Bank was thereby exposed to both credit and reputational risks disproportionate to the rewards deriving from the loan;

- The loan having been made, its subsequent management has been satisfactory, although costly. It has been intensively monitored by management, and as the loan was performing until Mr. Chau's disappearance and the appointment of Receivers to Shanghai Land, there was no cause for the Board to become involved until that stage.

(iii) Who was Responsible

- On the evidence available to the Special Committee, it found no cause to believe that the officials involved in the loan were motivated by anything other than what they saw as the Bank's best interests. It notes that Mr. Chau made an effort to deliver according to the terms of the loan, and did repay a substantial portion of it. Indeed, if the Extraordinary General Meeting of Shanghai Land, called for 3 June 2003 but then postponed, had approved the proposed further asset injection, only a very small amount of the loan would remain outstanding. Current recovery action indicates a possibility that the Bank may make substantial recovery perhaps with little or no loss to the Bank;

- Notwithstanding this, prudent banking practice requires the exercise of good judgment at the beginning, Mr. Chau has disappeared, and the Bank's reputation has been damaged by the adverse publicity surrounding the loan. Having considered the Moores Rowland Report and conducted its own independent inquiries, the Special Committee makes the following criticisms of the two most senior bank officials involved, in descending order of responsibility:

  — **Mr. Liu Jinbao (former Chief Executive)** failed to intervene in the transaction although he knew there were serious reservations, which had not been satisfied. He should have appreciated that Mr. Or's position as de facto Chairman of the Credit Committee would impede its effectiveness when dealing with a loan proposal which Mr. Or advocated, such as the New Nongkai loan;

  — **Mr. Or Man Ah (Deputy Chief Executive for Corporate Banking)** advocated the loan without having sufficient regard to the risks inherent in the transaction and the concerns of the Risk Management Department.

(iv) Actions Already Taken or to be Immediately Taken

- The Credit Committee approval procedure is being replaced by a new procedure, centered on a new Credit Assessment Committee, addressing the imbalance between business generation and risk management and the inherent conflict of interest in the old system;

- The Special Committee recommends that the Board accepts Mr. Or's application for retirement bearing in mind his service record, which but for the lapse of judgment in this instance, has been a distinguished one. His ready acceptance of responsibility shows commendable sense of personal accountability that is entirely consistent with the high regard he is held by his colleagues;

- The Special Committee recommends that the Board address a note of its findings to BOC for Mr. Liu's role in the loan.

Summary of Findings and Recommendations

The Committee submits the following findings and recommendations to the Board, through the Audit Committee:

(i) The Current State of the New Nongkai Loan ("the loan")

- The bridging loan was HK$1.77 billion (which was the final amount drawn from a facility of HK$2.107 billion), of which HK$1.03 billion has been repaid, leaving HK$740 million outstanding as at 30 June 2003;

- As collateral for the outstanding loan, the Bank has a first legal charge over 75% of the shares of Shanghai Land;

- Receivers have been appointed to Shanghai Land, and there is HK$1.2 billion in a deposit in the name of the Receivers with the Bank. It is understood that the company has minor liabilities which could be applied against this deposit;

- The Special Committee is satisfied that active steps are being taken for recovery. The loan was assessed by Moores Rowland as part of their Section 59 Review. They recommended that, as at 31 May 2003, a loan classification of "special mention" and, consistent with that, made no recommendation for a specific provision. However, the loan is currently classified by the Bank as "substandard", and a specific provision of HK$126 million has been made. PwC has concurred with this level of specific provision, included in the audited accounts for the six months ended 30 June 2003.

(ii) Errors of Judgment

- The loan was granted according to the procedures and delegated authorities then applicable. Though large, it was not a loan which required Board approval, and therefore would not have come to the Board's attention until circumstances so required e.g. were it to become non-performing;

- As far as we could determine, the procedures were followed, but in our opinion the judgments surrounding the making of the loan were faulty:

  — Although the risks were identified at the start, they were not adequately addressed in the following respects:

    ➢ The Bank never obtained sufficient information on Mr. Chau to be able to know his net worth and assess its accessibility;

    ➢ In order to be repaid, the Bank relied on payments to be made against asset injections to be arranged by Mr. Chau into Shanghai Land, which depended on his good faith and honesty, and on the ability of Mr. Chau and Shanghai Land to comply with the Listing Rules;

    ➢ The Bank accommodated Mr. Chau's request not to take mortgage rights over properties available for injection into Shanghai Land, based on his representations that the injection of properties so mortgaged might be deemed as "connected transactions". The Bank was thereby put into the position of having to rely on Shanghai Land shares as collateral, coupled with complex and resource intensive loan administration arrangements to protect the value of these shares, by ensuring that there was no dissipation of Shanghai Land's assets or accumulation of liabilities. This further increased reliance on Mr. Chau's good faith and honesty, since no foolproof protection system could be devised;

Table of Contents

關於中國銀行（香港）有限公司
公司治理、授信審批程序、
風險管理及內部監控機制的

專責委員會調查報告

Report of the Special Committee

on the Corporate Governance, Credit Approval Process,
Risk Management and Internal Control Mechanisms of
Bank of China (Hong Kong) Limited

二〇〇三年九月

September 2003

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED,
RMS. 1901-1905, 19TH FLOOR,
HOPEWELL CENTRE,
183 QUEEN'S ROAD EAST,
HONG KONG

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Dear Sir or Madam,
敬啟者：

2003 Interim Report and Audited Accounts
二〇〇三年中期業績報告及已審計賬目

The 2003 Interim Report and Audited Accounts of BOC Hong Kong (Holdings) Limited (the "Company") have been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The 2003 Interim Report and Audited Accounts are also available (in English and Chinese) on the Company's website at www.bochkholdings.com.

中銀香港(控股)有限公司("本公司")二〇〇三年中期業績報告及已審計賬目備有英文及中文版。本公司在收到　閣下的要求後，將提供　閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種語言的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址 (www.bochkholdings.com) 閱覽二〇〇三年中期業績報告及已審計賬目(英文及中文版)。

If you have any queries about how to obtain copy of the 2003 Interim Report and Audited Accounts or how to access the document on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘　閣下對於如何取得二〇〇三年中期業績報告及已審計賬目或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線 (852) 2846 2700 。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

****

REQUEST FORM 回條

You do NOT need to complete this form if you have already received both the English and the Chinese versions of the 2003 Interim Report and Audited Accounts or if you have received the said document in the language you want.

倘　閣下已收到二〇〇三年中期業績報告及已審計賬目的中、英文兩種版本或　閣下收到的二〇〇三年中期業績報告及已審計賬目版本所採用的語言符合　閣下的意願，則毋須填寫本回條。

☐ I have already received the Chinese version of the 2003 Interim Report and Audited Accounts but I would now like to receive its English version.
本人已收到二〇〇三年中期業績報告及已審計賬目的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the 2003 Interim Report and Audited Accounts but I would now like to receive its Chinese version.
本人已收到二〇〇三年中期業績報告及已審計賬目的英文版，但現在希望收取其中文版。

Name (姓名) ______________________ Signature (簽名) ______________________ Date (日期) ______________________

Address (地址) ____

Contact telephone number (聯絡電話號碼) ____

Note: If you need to complete and return this form:
(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.
(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.

注意：閣下如需填寫及交回本回條：
(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。
請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

03 OCT -3 AM 7:21

To: Those shareholders who have chosen to rely on corporate communication of the Company posted on its website in lieu of printed copy of the document and to receive by post a printed copy of the notification of the publication of the document on the Company's website:

Dear Sir or Madam,

2003 Interim Report and Audited Accounts

The 2003 Interim Report and Audited Accounts are now available (in English and Chinese) on the website of BOC Hong Kong (Holdings) Limited (the "Company") at www.bochkholdings.com. You may access the document by clicking "2003 Interim Report and Audited Accounts" under "What's New" or under "Financial Reports" on the home page of the Company's website.

If you have any difficulty in receiving or gaining access to the 2003 Interim Report and Audited Accounts posted on the Company's website for any reason, we will promptly upon your notice send the printed form of the 2003 Interim Report and Audited Accounts to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. The aforesaid notice should be sent to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

If you have any queries about how to obtain copy of the 2003 Interim Report and Audited Accounts or about how to access the document on the Company's website, please call the Company's hotline at (852) 2846 2700.

For and on behalf of
BOC Hong Kong (Holdings) Limited

致：選擇了依賴在本公司網址上刊載的公司通訊文件以代替該文件的印刷本，並以郵遞方式收取有關該文件已在本公司網址上發表的通告的股東：

敬啟者：

二〇〇三年中期業績報告及已審計賬目

閣下現在可在中銀香港(控股)有限公司("本公司")網址www.bochkholdings.com閱覽二〇〇三年中期業績報告及已審計賬目英文及中文版。如要閱覽該文件，請在本公司網址主頁的"最新消息"或"財務報告"項下的"二〇〇三年中期業績報告及已審計賬目"上按一下。

倘 閣下因任何理由以致在收取或接收載於本公司網址上的二〇〇三年中期業績報告及已審計賬目上出現困難，本公司將於接到 閣下通知後，立即向 閣下免費發送二〇〇三年中期業績報告及已審計賬目的印刷本。此外，閣下亦可隨時通知本公司，以選擇收取本公司今後向股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901至5室。

倘 閣下對於如何索取二〇〇三年中期業績報告及已審計賬目或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線(852) 2846 2700。

中銀香港(控股)有限公司 謹啟